

FORWARD TOGETHER.

SHYFT GROUP

ANNUAL REPORT

2024



High-Performing Teams

We foster a culture of excellence,
innovation, and inclusion, empowering every
team member to contribute meaningfully.



Operational Excellence

Our dedication to understanding and exceeding
customer expectations fuels our innovation and growth.



Customer-Centric Approach

We continuously refine and optimize our processes
with a strong focus on efficiency and sustainability.



Financial Growth

We are committed to sustained, strategic
financial growth, leveraging our team's
expertise and operational strength.

"The strength of our team and our shared commitment to excellence position us for the opportunities ahead. As we move forward together, we will build on our momentum and continue delivering lasting value for our customers and stakeholders."



Dear Shareholders,

As I reflect on 2024, I am proud of the progress we have made and the foundation we have strengthened. Throughout the year, we remained focused on execution and efficiency, advancing our strategy and deepening customer relationships to position The Shyft Group for long-term success.

Our One Shyft mindset guided our priorities, emphasizing safety, leadership development, and continuous improvement. Through Mission Zero, we reduced workplace injuries by 40%, advancing our commitment to a zero-injury workplace. To further align our teams, we hosted the first-ever Shyft Leadership Summit, bringing together leaders from across the organization to enhance collaboration and drive growth. Continuing to invest in our people, we launched the Women Inspiring Success & Empowerment (WISE) Employee Resource Group and the Frontline Leader Training Program, fostering an inclusive and high-performing culture.

With a strong team in place, we focused on operational excellence to increase efficiency and deliver greater value to customers. We streamlined processes, reduced costs, and improved product quality, while also introducing new offerings. At our Charlotte, Michigan facility, we launched production of the Isuzu NRR-EV, demonstrating our commitment to efficient operations. Additionally, our One Shyft procurement strategy delivered material savings and reinforced supplier relationships, improving operational agility.

Customer-centric innovation remains integral to our success and has driven key milestones. We earned Ford Pro™ Upfitter designation and introduced the Driver Cooling System for walk-in vans, highlighting our ability to anticipate and meet evolving customer needs. Furthermore, the Blue Arc program moved into production, secured an order from FedEx, and expanded its dealer network.

To support this growth, we continued to strengthen our financial foundation. Our disciplined approach led to profitability improvements in Fleet Vehicles & Services, while Specialty Vehicles maintained steady performance, ensuring we could meet diverse customer needs with quality and reliability. We also expanded our upfitting capabilities through the acquisition of Independent Truck Upfitters, further broadening our ability to deliver work-ready vehicle solutions.

With this foundation in place, we took the next step in our strategic evolution. In December, we announced our merger with Aebi Schmidt to accelerate our strategy and establish Shyft as a global leader in specialty vehicles. We believe the merger, expected to close in mid-2025, will bring together the expertise of both companies to create a stronger platform for long-term success, drive growth, and maximize value for our shareholders.

Looking ahead, I am confident in our team's capabilities, our business's resilience, and the opportunities ahead. With a solid foundation, we will continue moving forward together—driving innovation, operational excellence, and lasting value.

Thank you for your trust, partnership, and support.

Warm regards,

John Dunn
President and CEO, The Shyft Group







High-Performing Teams

Mission Zero Launch

Achieved a 40% reduction in workplace injuries, marking significant progress in our commitment to a zero-injury workplace and a stronger safety culture.

Leadership Summit

Hosted the first-ever Shyft Leadership Summit, uniting leaders to strengthen collaboration, align on strategy, and drive future growth.

Workforce Development and Inclusion

Introduced the Women Inspiring Success & Empowerment (WISE) Employee Resource Group and the Frontline Leader Training Program, reinforcing our commitment to leadership development and inclusivity.



Operational Excellence

Isuzu NRR-EV Production Launch

Began production of the Isuzu NRR-EV at our Charlotte, Michigan facility, demonstrating our commitment to efficient operations.

Sustainability Leadership

Published the 2024 Sustainability Report, highlighting year-over-year emissions reductions and results from our first climate risk assessment, reinforcing our commitment to sustainable operations.

One Shyft Procurement

Streamlined supplier management with a One Shyft mindset, driving material savings and operational efficiencies.







Customer-Centric Approach

Ford Pro™ Upfitter Status

Earned Ford Pro™ Upfitter designation, further strengthening relationships with OEM partners and reinforcing our reputation for tailored solutions.

Driver Cooling System Launch

Secured an aftermarket order for the newly launched Driver Cooling System, designed to enhance comfort and safety for walk-in van drivers.

Blue Arc EV Progress

Advanced the Blue Arc program into production, expanded its dealer network, and secured an order from FedEx.

Commercial Market Expansion

Partnered with Model 1, the largest bus and transportation dealer in the U.S., further expanding Shyft's presence in commercial transportation.



Financial Growth

Merger with Aebi Schmidt

Announced in December, our merger with Aebi Schmidt accelerates our strategy and positions Shyft as a global leader in specialty vehicles.

Acquisition of Independent Truck Upfitters

Expanded our upfitting capabilities, broadening our ability to deliver work-ready vehicle solutions to a wider customer base.

Strategic Investments

Continued targeted investments in Blue Arc and pursued an expanded M&A strategy, reinforcing our commitment to long-term growth.

Balance Sheet Strength

Maintained a strong balance sheet, providing flexibility for future investments and opportunities.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ＿＿＿＿＿＿＿＿ to ＿＿＿＿＿＿＿＿

Commission File Number 001-33582

THE SHYFT GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Michigan	**38-2078923**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
41280 Bridge Street	**48375**
Novi, Michigan	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's Telephone Number, Including Area Code: **(517) 543-6400**

Securities registered pursuant to Section 12(b) of the Securities Exchange Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Stock	**SHYF**	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Securities Exchange Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based on the last sales price of such stock on NASDAQ Global Select Market on June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter: $404,697,831

The number of shares outstanding of the registrant's Common Stock as of February 14, 2025: 34,932,272 shares.

Documents Incorporated by Reference

Portions of the definitive proxy statement for the registrant's May 14, 2025 annual meeting of shareholders, to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2024 are incorporated by reference in Part III.

FORWARD-LOOKING STATEMENTS

This Form 10-K contains some statements that are not historical facts. These statements are called ''forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve important known and unknown risks, uncertainties and other factors and generally can be identified by phrases using ''estimate,'' ''anticipate,'' ''believe,'' ''project,'' ''expect,'' ''intend,'' ''predict,'' ''potential,'' ''future,'' ''may,'' ''will,'' ''should'' or similar expressions or words. The Shyft Group, Inc.'s (the ''Company,'' ''we,'' ''us'' or ''our'') future results, performance or achievements may differ materially from the results, performance or achievements discussed in the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (''Risk Factors'') that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements.

Risk Factors include the risk factors listed and more fully described in Item 1A below, ''Risk Factors,'' as well as risk factors that we have discussed in previous public reports and other documents filed with the Securities and Exchange Commission. The list in Item 1A below includes the primary risks our management believes could materially affect the potential results described by forward-looking statements contained in this Form 10-K. However, these risks may not be the only risks we face. Our business, operations and financial performance could also be affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations. In addition, new Risk Factors may emerge from time to time that may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, although we believe that the forward-looking statements contained in this Form 10-K are reasonable, we cannot provide you with any guarantee that the results described in those forward-looking statements will be achieved. All forward-looking statements in this Form 10-K are expressly qualified in their entirety by the cautionary statements contained in this section, and investors should not place undue reliance on forward-looking statements as a prediction of actual results. The Company undertakes no obligation to update or revise any forward-looking statements to reflect developments or information obtained after the date this Form 10-K is filed with the Securities and Exchange Commission.

Trademarks and Service Marks

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. Solely for convenience, some of the copyrights, trademarks, service marks and trade names referred to in this Annual Report on Form 10-K are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trademarks, service marks, trade names and domain names. The trademarks, service marks and trade names of other companies appearing in this Form 10-K are, to our knowledge, the property of their respective owners.

PART I

Item 1.   <u>**Business.**</u>

<u>*General*</u>

As used herein, the term "Company", "we", "us" or "our" refers to The Shyft Group, Inc. and its subsidiaries unless designated or identified otherwise.

We are a niche market leader in specialty vehicle manufacturing and assembly, catering to the commercial vehicle and recreational vehicle industries. Within the commercial segment, we focus on last-mile delivery, specialty service, and vocation-specific upfit solutions. Our product offerings include walk-in vans, truck bodies, and cargo van and pick-up truck upfits designed for e-commerce and parcel delivery, as well as upfit equipment tailored for the mobile retail and utility trades. In the recreational vehicle industry, we produce luxury Class A diesel motorhome custom chassis and provide contract manufacturing and assembly services.

Through our consultative sales methodology, known as Work-Driven Design, we provide valuable customer insights to identify and match the ideal fleet vehicle solutions to meet each customer's unique needs. In addition to manufacturing, we supply replacement parts and offer repair, maintenance, field service, and refurbishment services for the vehicles we produce.

Our operating activities are conducted through our wholly-owned subsidiary, The Shyft Group USA, Inc., with facilities strategically located across North America. These include locations in Novi, Charlotte, Plymouth and Roseville, Michigan; Bristol, Indiana; Waterville, Maine; Landisville, Pennsylvania; Pompano Beach, West Palm Beach and Miami, Florida; Kansas City, Missouri; Carson and McClellan Park, California; Mesa, Arizona; Dallas and Weatherford, Texas; Lebanon, Tennessee; Oakland, Iowa; and Saltillo, Mexico.

Our vehicles, parts and services are sold to commercial users, original equipment manufacturers (OEMs), dealers, individual end users, and municipalities and other governmental entities. Our diversification across several sectors provides numerous opportunities while reducing overall risk as the various markets we serve tend to have different cyclicality. We have an innovative team focused on building lasting relationships with our customers by designing and delivering market leading specialty vehicles, vehicle components and services. Additionally, our business structure provides agility to quickly respond to market needs, take advantage of strategic opportunities when they arise and correctly size and scale operations to ensure stability and growth.

<u>*The Aebi Schmidt Transaction*</u>

On December 16, 2024, we entered into that certain Agreement and Plan of Merger, dated as of December 16, 2024 (the "Merger Agreement"), by and among the Company, Aebi Schmidt Holding AG, a Switzerland Aktiengesellschaft ("Aebi Schmidt"), ASH US Group, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Aebi Schmidt ("Holdco"), and Badger Merger Sub, Inc., a Michigan corporation and direct, wholly owned subsidiary of Holdco ("Merger Sub"), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger", and the time at which the Merger is effective, the "Effective Time"), with the Company surviving the Merger as a direct, wholly owned subsidiary of Holdco and as an indirect, wholly owned subsidiary of Aebi Schmidt (the transactions contemplated by the Merger Agreement, the "Transactions").

At the Effective Time, each share of our common stock issued and outstanding as of immediately prior to the Effective Time (other than any shares of our common stock that are held as of immediately prior to the Effective Time by Holdco, Aebi Schmidt, Merger Sub or any of their respective subsidiaries) will automatically be converted into the right to receive 1.040166432 fully paid and nonassessable shares of common stock, par value $1.00 per share, of Aebi Schmidt ("Aebi Schmidt Common Stock"), on the terms and subject to the conditions set forth in the Merger Agreement.

Following the closing of the Transactions (the "Closing"), the holders of shares of our common stock as of immediately prior to the Effective Time will own approximately 48% of the issued and outstanding shares of Aebi Schmidt Common Stock and the holders of shares of Aebi Schmidt Common Stock as of immediately prior to the Effective Time will own approximately 52% of the issued and outstanding shares of Aebi Schmidt Common Stock.

As of immediately following the Effective Time, the board of directors of Aebi Schmidt (the "Aebi Schmidt Board") will be composed of eleven members, six of whom will be designated by Aebi Schmidt and five of whom will be designated by the Company. James A. Sharman, the Chairman of our Board of Directors as of immediately prior to the Effective Time, will serve as the Chairman of the Aebi Schmidt Board following the Effective Time. The Merger Agreement includes a covenant requiring the Company and Aebi Schmidt to cooperate in good faith until the Closing to agree on a new name and ticker symbol for Aebi Schmidt.

The Closing is expected to occur in mid-2025, subject to certain closing conditions, including, among others, (a) the affirmative vote of the holders of a majority of the outstanding shares of our common stock, (b) the approval by a two-thirds majority of the shares of Aebi Schmidt Common Stock represented at an extraordinary meeting of the shareholders of Aebi Schmidt of the Transactions and debt financing, (c) the expiration or termination of any waiting periods (or any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (d) the receipt of certain required regulatory consents, approvals, non-disapprovals and other authorizations under certain applicable antitrust and foreign direct investment laws and regulations specified in the Merger Agreement. The obligation of the Company to consummate the Closing is further conditioned on Aebi Schmidt obtaining debt financing substantially concurrently with the Closing.

Performance Overview

Unless noted otherwise, the data in this Form 10-K reflects our continuing operations and, therefore, excludes the performance of our previously divested Emergency Response Vehicles ("ERV") business. Over the past five years our sales have increased by $110.2 million, a compound annual growth rate ("CAGR") of 3.8%, while income from continuing operations has declined by $41.1 million and Adjusted EBITDA has declined by $27.5 million, a CAGR of (10.6%). Please see the reconciliation of income from continuing operations to Adjusted EBITDA near the end of Item 1 of this Form 10-K.





Our Segments

We identify our reportable segments based on our management structure and the financial data utilized by our chief operating decision maker to assess segment performance and allocate resources among our operating units. We have two reportable segments: Fleet Vehicles and Services ("FVS") and Specialty Vehicles ("SV"). Sales by segment are as follows:





Fleet Vehicles and Services Segment

We manufacture commercial vehicles used in the e-commerce/last mile/parcel delivery, beverage and grocery delivery, laundry and linen, mobile retail, and trades and construction industries. Our commercial vehicles are marketed under the Utilimaster brand name, which serves a diverse customer base and sells aftermarket parts and accessories for walk-in vans and other delivery vehicles. We also provide vocation-specific equipment upfit services, through our manufacturing operations. Our Fleet Vehicles and Services segment employed approximately 1,300 employees and 300 contractors as of December 31, 2024.

We offer fleet vehicles in Gross Vehicle Weight Rating ("GVWR") Class 1 through Class 7, the largest range of product offerings amongst our competitors.



Cargo Van Upfit	**"Velocity"**	**Traditional Walk-in-Van**	**Truck Body**
Class 1 & 2	Class 2 & 3	Class 4 & 5	Class 6 & 7

Innovation

Our Solution Experts employ a customer-centric approach by working with customers through a process of listening and learning, needs assessment, and design innovation through building and implementing solutions designed with our customers and their end customers in mind. Innovations implemented by our Solution Experts include efficiency improvements and cost saving solutions for the service segment, utility industry, food and beverage delivery, and mobile retail industry, such as safe loading equipment, keyless entry and cargo access systems, backup camera systems, and refrigeration solutions. Our teams can deliver product customization ranging from out-of-the-box to 100% custom solutions, based on customer needs and business requirements.

Products



Walk-in Vans
Assembled on a de-contented or "stripped" truck chassis supplied with engine and drive train components, our walk-in vans are used across a variety of vocations for multiple delivery and mobile service options. The vehicles feature a durable and lightweight aluminum body with a highly modularized cargo area, featuring extensive driver ergonomics options and a low step-in height for easy entry and egress.



Truck Bodies
Utilimaster dry van truck bodies are the industry standard for heavy-duty commercial delivery and are installed on chassis from a variety of manufacturers, which are supplied with a finished cab. They feature a highly customizable cargo area for maximum versatility and are manufactured with anti-rust galvanized steel, Utiliplate, and aluminum component parts. Available with cargo lengths from 10 to 28 feet and interior heights ranging from 72 to 108 inches.



Cutaway
Utilimaster cutaway truck bodies are the industry standard for medium-duty commercial delivery and are installed on chassis from a variety of manufacturers that are supplied with a finished cab. The highly configurable design can be configured with a set-back walk-through bulkhead allowing access to the cargo area from the cab. Available with cargo lengths from 10 to 18 feet and interior heights ranging from 72 to 90 inches.



Velocity®

A nimble, fuel efficient, and ergonomically designed walk-in van lineup built on commercial cargo van chassis across OEMs is designed to combine the cargo capacity of a traditional walk-in-van with the drivability of a smaller format vehicle. The Velocity lineup makes large product/package deliveries easy, with lower entry/egress height and 3-point grab rails at side and rear doors. Economical to operate, the Velocity features lower operating costs than that of a traditional walk-in van.



Specialty Upfit

We install specialty interior and exterior upfit equipment for walk-in vans, truck bodies, cargo vans, and light duty pick-up trucks for added safety, cargo handling efficiency, and vocational functionality.



Parts and Accessories

We provide a full line of parts and accessories for our walk-in vans and truck bodies. We are solution focused and design and integrate a full line of parts and accessories to meet customer needs.

Marketing

We market our commercial vehicles, including walk-in vans, cutaway vans, and truck bodies, under the Aeromaster®, Velocity, Trademaster®, and Utilivan® product brand names. We sell our fleet vehicles to leasing companies, national and fleet accounts (national accounts typically have 1,000+ vehicle fleets and fleet accounts typically have 100+ vehicle fleets), and through a network of independent truck dealers in the U.S. and Canada. We also market our truck bodies direct to retail customers in select markets. We provide aftermarket support, including parts sales and field services, to all of our fleet vehicle customers through our Customer Service Department located in Bristol, Indiana.

Manufacturing

We employ lean manufacturing and continuous improvement in all of our fleet vehicle facilities in order to maximize efficiency and reduce costs. Our facilities are aligned with our commercial and OEM customers for the installation of upfit equipment. Our walk-in vans and truck bodies are manufactured on non-automated assembly lines utilizing a combination of high-skilled tradespeople and assemblers. Our upfit facilities utilize teams of workers requiring minimal capital investment for efficient and timely installation of a variety of equipment for various vocations.

Specialty Vehicles Segment

Our Specialty Vehicles segment includes a portfolio of business that provides service bodies, RV chassis, vocational upfit and contract manufacturing products and services. We manufacture and assemble truck bodies for a variety of trades and vocations. Our specialty vehicle products are manufactured to customer specifications upon receipt of confirmed purchase orders. As a specialty chassis and vehicle manufacturer, we believe we hold a unique position for continued growth due to the high quality and performance of our products, our proactive engineering, manufacturing expertise and flexibility, and the scalability of our operations. Our specialty vehicle products are generally sold through OEMs in the case of chassis and vehicles and to dealers, distributors or directly to consumers for service bodies and aftermarket parts and accessories. The Specialty Vehicles segment employed approximately 1,000 employees as of December 31, 2024.

Innovation

At trade shows and motorhome rallies, we engage with a diverse group of motorhome owners to understand their needs and ensure our motorhome and specialty chassis incorporate the latest technology and highest quality. Our innovations include new lines of Magnum truck accessories including a cross-body toolbox and ladder rack as well as a new steel XP service body that is precision engineered to eliminate water, salt and chemical traps and features a proprietary high-endurance coating system for a glossy and durable finish to seal out weather and wear. We strategically sell our aftermarket truck products to enthusiasts, dealerships and distributors. We continue to expand our product portfolio and execute innovations in that segment.

Products



Truck Bodies
We manufacture and assemble truck bodies for a variety of trades and vocations. Those body configurations include service, stake, contractor, flatbed, dump/landscape and vocational dry freight bodies under the Royal Truck Body and DuraMag brand names.



Motorhome Chassis
We custom manufacture diesel chassis for luxury Class A motorhome to the individual specifications of our motorhome OEM customers under the Spartan RV Chassis brand name. These specifications vary based on specific interior and exterior design specifications, gross vehicle weight, horsepower, and electrical needs of the motorhome bodies to be attached to our chassis. Our motorhome chassis feature diesel engines of 360 to 605 horsepower and are used in motorhomes ranging from 34 to 45 feet.



Contract Manufacturing
We provide final assembly services for Isuzu N-gas, NRR-EV and F-series chassis for the North American market under the Builtmore Contract Manufacturing brand name. These class 3 and class 5 chassis are utilized in a variety of final configurations for light duty freight hauling and industrial uses. We have an efficient, flexible and a highly skilled team of assembly workers and management, which, along with a dedication to lean manufacturing and continuous improvement, allow us to deliver superior quality and value in contract manufacturing.



Specialty Upfit
We provide vocational service body upfit for commercial fleets and government service vehicles under Independent Truck Upfitters. We design and install custom lighting and upfit solutions to meet the unique needs of certain fleet industries including a range of specialty industries such as law enforcement, municipalities, security companies, and providers of utility services and provide durable, reliable, and high-quality product installations for any vehicle requiring specialty exterior and interior accessory upfits under Strobes-R-Us.



Parts and Accessories
We provide truck accessories including headache racks, rails, toolboxes, and ladder racks through our Magnum brand and provide a full line of parts and accessories as well as maintenance and repair services for our motorhome and specialty chassis.

Marketing

We sell our service bodies through a commercial dealer network and through OEM pools, and we actively participate in a variety of regional and national trade shows that promote our products. We sell our Class A diesel motorhome chassis to OEMs for use in the manufacturing of luxury motorhomes. We actively participate in a variety of trade shows and motorhome rallies that promote our products and authorized parts in addition to providing an opportunity to communicate with our end customers to showcase our latest innovations and identify needs and opportunities for continuous improvement of our chassis. We also provide vocation-specific equipment upfit services, which are marketed and sold under the Strobes-R-Us brand. We are expanding the marketing of Magnum accessories beyond work trucks to include outdoor enthusiasts and truck owners.

Manufacturing

Our motorhome chassis, service body, and specialty manufacturing operations employ lean manufacturing, and continuous improvement to bring efficiency and cost reduction throughout our Specialty Vehicles segment. We engineer, manufacture, and assemble Spartan RV chassis, as well as other specialty vehicles on non-automated assembly lines. We assemble the Isuzu N-gas, the NRR-EV and F-series chassis on high-volume assembly lines that utilize a variety of state-of-the-art automation and testing equipment. Our upfit facilities utilize teams of workers requiring minimal capital investment for efficient and timely installation of a variety of equipment.

Competition

The principal methods we use to build competitive advantages include custom design capability, high product quality, superior customer service and quick delivery. We employ a solutions-based approach to offer specialized products tailored to customer needs across the spectrum of our products. We compete with companies that manufacture for similar markets, including some divisions of large diversified organizations that have total sales and financial resources exceeding ours. Our competition in the fleet vehicle market ranges from one large manufacturer in the walk-in van market to a number of smaller manufacturers in the truck body and equipment upfit markets. Our competitors in the specialty vehicle market are principally large multi-product line manufacturers of specialty and heavy-duty vehicles. In addition to established mature competitors, we also face competition from new market entrants including technology companies.

Suppliers

We are dedicated to establishing long-term and mutually beneficial relationships with our suppliers. Through these relationships, we benefit from new innovations, higher quality, reduced lead times, smoother/faster manufacturing ramp-up of new vehicle introductions and lower total costs of doing business. Our accelerating growth and company-wide supply chain management initiatives allow us to benefit from economies of scale and maximize focus on a common vision.

The single largest commodity directly utilized in production is aluminum, which we purchase under purchase agreements based on forecasted production requirements. To a lesser extent we are dependent upon suppliers of lumber, fiberglass and steel for our manufacturing. We have initiated long-term supplier agreements and are consolidating suppliers where beneficial to gain pricing advantages, good quality and delivery. There are several readily available sources for the majority of these raw materials. However, we are heavily dependent on specific component part products from a few single source vendors. We maintain a qualification, on-site inspection, assistance, and performance measurement system to control risks associated with reliance on suppliers. We normally do not carry inventories of such raw materials or components in excess of those reasonably required to meet production and shipping schedules. Material and component cost increases are passed on to our customers whenever possible. There can be no assurance that there will not be any supply issues over the long term.

In the assembly of certain of our vehicles, we use chassis supplied by third parties, and we generally do not purchase these chassis for inventory. For this market, we typically accept shipment of truck chassis owned by dealers or end users, for the purpose of installing and/or manufacturing our specialized commercial vehicles on such chassis, but from time to time we do purchase chassis for use in fulfilling certain customer orders.

Research and Development

Our success depends on our ability to innovate and add new products and features ahead of changing market demands and new regulatory requirements. Thus, we emphasize research and development and commit significant resources to develop and adapt new products and production techniques. Our engineering group's goal throughout the company: to deliver world class products and manufacturing processes regardless of product line or location. Results are accomplished with the appropriate blend of predictive analysis and physical property testing in our Research and Development facilities along with ride-and-drive analysis. Our efforts range from executing special orders for current production; to new production development for new functionality and product improvements; to exciting technologies that are new to the markets we serve, like vehicle electrification. Our engineering actions are driven by our firm commitment to safety, quality, delivery, and productivity. We spent $16.3 million, $25.2 million, and $25.3 million on research and development in 2024, 2023, and 2022, respectively.

Shyft's Blue Arc™ EV Solutions brought forward an all-electric purpose-built Class 4 chassis platform built from the ground up and designed to serve a wide array of medium-duty truck markets, from last mile parcel delivery fleets to work trucks. The EV-powered chassis features customizable length and wheelbase, making it well-suited for a variety of vehicle types. The chassis' modular design can accommodate multiple GVWR classifications, based on build out and usage.

Product Warranties

We provide limited warranties against assembly and construction defects. These warranties generally provide for the replacement or repair of defective parts or workmanship for specified periods, ranging from one year to twenty years, following the date of sale. With the use of validation testing, predictive analysis tools and engineering and design standards, we strive to continuously improve product quality and durability and reduce our exposure to warranty claims. The end users also may receive limited warranties from suppliers of components that are incorporated into our chassis and vehicles. For more information concerning our product warranties, see *"Note 10 – Commitments and Contingent Liabilities"* of the Notes to Consolidated Financial Statements in Item 8 appearing in this Form 10-K.

Patents, Trademarks and Licenses

We have 25 United States patents, which include rights to the design and structure of chassis and certain peripheral equipment, and we have 18 United States, Canada, and Patent Cooperation Treaty pending patent applications. The existing patents will expire on various dates from 2025 through 2042 and utility patents are subject to payment of required maintenance fees. We also own or license 81 federal and international trademark and service mark registrations. The trademark and service mark registrations are generally renewable under applicable laws, subject to payment of required fees and the filing of affidavits of use. In addition, we have 32 pending trademark applications.

Our products and services are identified by our trademarks and service marks. Our trademarks and service marks are valuable assets to both of our business segments. We are not aware of any infringing uses or any prior claims of ownership of our trademarks that could materially affect our business. It is our policy to pursue registration of our primary marks whenever possible and to vigorously defend our patents, trademarks and other proprietary marks against infringement or other threats to the extent practicable under applicable laws.

Human Capital Management

We believe people are the most critical component in our continued success, and we strive to attract high-performing talent. As of December 31, 2024, we employed approximately 2,900 employees and contractors. Approximately 11.9% of our total workforce consists of contractors, including all personnel at our Saltillo, Mexico operation. Our production processes leverage a combination of skilled tradespeople and high-touch assemblers working in body, electrical, mechanical, paint, and assembly operations. We strive to create a workplace of choice to attract, retain, and develop top talent to achieve our vision and deliver shareholder results.

In our locations, we compete with many local companies for talent. We have implemented talent strategies and market competitive wages and benefits to support talent acquisition and retention. In addition to these actions, we have implemented employee surveys and focus groups that encourage our employees to share their opinions and feedback on the culture of our company. The results of the surveys are analyzed and measured to learn how we can enhance and accelerate improvements in the attraction and retention in a difficult talent environment.

We adhere to a philosophy that includes, among other things, commitments to create ongoing job opportunities, pay fair wages, and protect worker health and safety. Fundamental to these commitments are our Company's core values of honesty and integrity, accountability, trust, and performance excellence. Management considers relations with the Company's workforce to be positive.

Compensation and Benefits

We believe the structure of our compensation packages provides the appropriate incentives to attract, retain and motivate our employees. We provide base pay that is competitive and that aligns with employee positions, skill levels, experience and geographic location. In addition to base pay, we seek to reward employees with incentive awards, recognition programs, educational opportunities, paid time off, and equity awards for employees in certain roles.

Inclusion and Belonging

We value and advance the belonging and inclusion of the people with whom we work. We are committed to equal opportunity and are intolerant of discrimination and harassment. We strive to maintain workplaces that are free from discrimination or harassment on the basis of race, sex, color, national or social origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression, political opinion or any other status protected by applicable law.

The basis for recruitment, hiring, placement, development, training, compensation and advancement at the Company includes qualifications, performance, skills and experience.

We do not tolerate disrespectful or inappropriate behavior, unfair treatment or retaliation of any kind. Harassment is not tolerated in the workplace and in any work-related circumstance outside the workplace.

Customer Base

We serve customers ranging from municipalities to OEMs to commercial customers and vehicle dealers throughout our product lines. Sales to our top 10 customers in 2024 accounted for 49.9% of our sales. No customer individually exceeded 10% of our consolidated sales for 2024 and 2023. Sales to customers that individually exceeded 10% of our consolidated sales for 2022 are detailed in the chart below.

Year	Customer	Sales ($ millions)	Percentage of consolidated sales	Segment
2022.	Amazon	$153.6	15.0%	FVS
2022.	Newmar	$107.7	10.5%	SV

We do have other significant customers which, if the relationship changes significantly, could have a material adverse impact on our financial position and results of operations. We believe that we have developed strong relationships with our customers and continually work to develop new customers and markets. See related risk factors in Item 1A of this Form 10-K.

Sales to customers outside the United States were $48.4 million, $24.7 million, and $7.7 million for the years ended December 31, 2024, 2023 and 2022, respectively, or 6.2%, 2.8%, and 0.7%, respectively, of sales for those years. Substantially all of our long-lived assets are located in the United States.

Order Backlog

Our order backlog by reportable segment is summarized in the following table (in thousands).

	December 31, 2024	December 31, 2023	Decrease
FVS	$244,784	$325,003	$(80,219)
SV	68,460	84,269	(15,809)
Total consolidated	$313,244	$409,272	$(96,028)

Our FVS backlog decreased by $80.2 million, or 24.7%. Our SV segment backlog decreased by $15.8 million, or 18.8%.

Orders in the backlog are subject to modification, cancellation or rescheduling by customers. Although the backlog of unfilled orders is one of many indicators of market demand, several factors, such as chassis and component availability, changes in production rates, available capacity, new product introductions and competitive pricing actions, may affect actual sales. Accordingly, a comparison of backlog from period-to-period is not necessarily indicative of eventual actual shipments.

Non-GAAP Financial Measure

This Form 10-K presents Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), which is a non-GAAP financial measure. This non-GAAP measure is calculated by excluding items that we believe to be infrequent or not indicative of our underlying operating performance, as well as certain non-cash expenses. We define Adjusted EBITDA as income (loss) from continuing operations before interest, income taxes, depreciation and amortization, as adjusted to eliminate the impact of restructuring charges, transaction related expenses and adjustments, non-cash stock-based compensation expenses, and other gains and losses not reflective of our ongoing operations.

We present the non-GAAP measure Adjusted EBITDA because we consider it to be an important supplemental measure of our performance. The presentation of Adjusted EBITDA enables investors to better understand our operations by removing items that we believe are not representative of our continuing operations and may distort our longer-term operating trends. We believe this measure to be useful to improve the comparability of our results from period to period and with our competitors, as well as to show ongoing results from operations distinct from items that are infrequent or not indicative of our continuing operating performance. We believe that presenting this non-GAAP measure is useful to investors because it permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate our historical performance. We believe that the presentation of this non-GAAP measure, when considered together with the corresponding GAAP financial measures and the reconciliations to that measure, provides investors with additional understanding of the factors and trends affecting our business than could be obtained in the absence of this disclosure.

Our management uses Adjusted EBITDA to evaluate the performance of and allocate resources to our segments. Adjusted EBITDA is also used, along with other financial and non-financial measures, for purposes of determining annual incentive compensation for our management team.

The following table reconciles Income (loss) from continuing operations to Adjusted EBITDA for the periods indicated.

	2024	2023	2022	2021	2020
Income (loss) from continuing operations	$ (2,795)	$ 6,464	$36,558	$ 69,974	$38,289
Net (income) loss attributable to non-controlling interest . .	—	32	—	(1,230)	(347)
Interest expense	8,540	6,527	2,833	414	1,293
Income tax expense (benefit)	566	(5,768)	7,368	14,506	9,867
Depreciation and amortization	20,252	16,953	14,774	11,356	13,903
Restructuring and other related charges	1,324	1,741	757	505	1,873
Transaction related expenses and adjustments	10,154	440	884	1,585	1,332
Non-cash stock-based compensation expense	10,250	7,834	7,619	8,745	7,706
Loss from write-off of assets	147	1,872	—	—	2,430
Legacy legal matters	2,000	956	—	—	—
Non-recurring professional fees	—	288	—	1,568	—
CEO transition	147	2,629	—	—	—
Loss from liquidation of JV	—	—	—	643	—
Gain from insurance settlement	(1,737)	—	—	—	—
Adjusted EBITDA	$48,848	$39,968	$70,793	$108,066	$76,346

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports (and amendments thereto) filed or furnished pursuant to Section 13(a) of the Securities Exchange Act are available, free of charge, on our internet website (www.TheShyftGroup.com) as soon as reasonably practicable after we electronically file or furnish such materials with the Securities and Exchange Commission ("SEC").

The SEC maintains an internet website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Information About our Executive Officers

The executive officers of the Company, their business experience and their ages as of February 20, 2025, are as follows:

Name	Position	Business Experience	Age	Executive Officer Since
John Dunn	President and Chief Executive Officer	President and Chief Executive Officer and Director, since October 2023. President, Shyft Fleet Vehicles and Services from January 2023 to October 2023. President and CEO, North and South America of Plastic Omnium, Clean Energy Systems from April 2014 to December 2022. President, Brose North America from July 2012 to April 2014.	58	2023
Scott M. Ocholik	Interim Chief Financial Officer and Vice President, Chief Accounting Officer and Corporate Controller	Interim Chief Financial Officer since January 2025. Vice President, Chief Accounting Officer and Corporate Controller since July 19, 2022. Vice President and Corporate Controller from July 2019 to July 2022. Executive Vice President and Chief Financial Officer of Gestamp North America from December 2015 to May 2018.	51	2025
Jacob Farmer	President, Fleet Vehicles and Services and President, Specialty Vehicles	President, Fleet Vehicles and Services since January 2024. President, Specialty Vehicles since July 2023. President, Fleet Vehicles and Services since January 2024. President, Specialty Vehicles from July 2023 to January 2024. President and Chief Executive Officer, Trialon Corporation from January 2020 to July 2023. Global Vice President & General Manager, Cooper Standard from July 2018 to December 2019 and Managing Director from October 2014 to July 2018.	47	2023
Joshua A. Sherbin	Chief Legal Officer, Chief Administrative Officer, Chief Compliance Officer and Corporate Secretary	Chief Administrative Officer since June 2024. Chief Legal Officer, Chief Compliance Officer and Corporate Secretary since May 2021. Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, TriMas Corporation from March 2016 to May 2021.	61	2021

Item 1A.   Risk Factors.

Our financial condition, results of operations and cash flows are subject to various risks, many of which are not exclusively within our control that may cause actual performance to differ materially from historical or projected future performance. The risks described below are the primary risks known to us that we believe could materially affect our business, financial condition, results of operations, or cash flows. However, these risks may not be the only risks we face. Our business could also be affected by additional factors that are not presently known to us, factors we currently consider to be immaterial to our operations, or factors that emerge as new risks in the future. Readers should not interpret the disclosure of any risk factor to imply that the risk has not already materialized.

Risks Related to Global Events

Uncertain global macro-economic and political conditions could materially adversely affect our business, financial condition, results of operations, or cash flows.

Global and local business conditions include inflation, recession, interest rates, availability of capital, energy and commodity prices, tariffs, trade laws and the effects of governmental initiatives to manage economic conditions. We have experienced, and are continuing to experience, challenges and increases in costs for logistics and in our supply chains, such as increased port congestion, intermittent supplier delays, and volatility in prices of commodities such as base metals and raw materials. Further unfavorable conditions such as a general slowdown of the U.S. economy, uncertainty and volatility in the financial markets, uncertainty or volatility in commodity prices or additional inflationary factors and rising interest rates could result in higher operating costs and expenses for our Company as well as softer demand for our products from customers and could make it more difficult and expensive for us or our customers to obtain financing.

Ongoing military conflicts, such as in the Middle East and Ukraine, for example, could lead to sanctions or other market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions for equipment, which could have an adverse impact on our business, financial condition, results of operations, or cash flows.

These challenges also impact our suppliers, and we have experienced supply chain disruptions as a result. Our inability to obtain raw materials, chassis and other supplies on a timely basis negatively impacts our ability to fulfill customer orders, which may have a material adverse impact on our results of operations, financial condition, and liquidity.

Risks Related to Our Company and Business

Any negative change in our relationship with our major customers could have significant adverse effects on revenues and profits.

Our financial success is directly related to the willingness of our customers to continue to purchase our products. Failure to fill customers' orders in a timely manner or on the terms and conditions they may impose could harm our relationships with our customers. The importance of maintaining excellent relationships with our major customers may also give these customers leverage in our negotiations with them, including pricing and other supply terms, as well as post-sale disputes. This leverage may lead to increased costs to us. Furthermore, if any of our major customers experience a significant downturn in their business or fail to remain committed to our products or brands, then these customers may reduce or discontinue purchases from us, which could have an adverse effect on our business, results of operations and financial condition. Sales to our top 10 customers in 2024 accounted for 50.0% percent of our sales in the aggregate. In addition, a key customer owns a significant share of a new entrant competitor, and our business may be adversely affected if the customer's ownership of or our competitive relationship in the marketplace with our competitor results in a decline or discontinuation of the customer's purchases from us.

We may not be able to remain competitive in the rapidly changing markets in which we compete.

The markets we serve are undergoing rapid transformation, particularly with respect to parcel delivery services and electric vehicle ("EV") technologies. Our current and potential competitors include companies that have significantly greater financial, technical, manufacturing, marketing and other resources than we do, including OEMs and certain of our customers, and which are highly motivated by market opportunities to deploy those resources to the design, development, manufacturing, distribution, promotion, sale and support of their products, including their EVs. In addition to these established, mature competitors, we also face competition from new market entrants, including technology companies. As a result of these market opportunities, OEMs and other companies have taken actions to reduce costs, including through in-sourcing and supply base consolidation. We expect these trends to continue and even accelerate. We expect competition for EVs to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization, and consolidation in the worldwide vehicle industry. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results, and prospects. Our business will be adversely affected if we are unable to adequately respond to these pressures or otherwise continue to compete in these markets.

Amounts included in order backlog may not result in actual revenue and are an uncertain indicator of our future revenue.

Backlog is generally comprised of agreements and purchase orders from customers that are subject to modification, cancellation, or rescheduling. While realization of revenue related to order backlog has not been a major issue in the past, we cannot assure that we will recognize revenue with respect to each order included in order backlog. Should a cancellation occur, our order backlog and anticipated revenue would be reduced unless we are able to replace the cancelled order. As a result, the order backlog may not be indicative of future sales and can vary significantly from period to period. Reductions in our order backlog could negatively impact our future results of operations.

We evaluate our order backlog at least quarterly to determine if the orders continue to meet our criteria for inclusion in order backlog. We may adjust our reported order backlog to account for any changes, including those arising from continued customer intent and ability to fulfill order, supply base capacity, and changes in our ability, or the methodology used, to determine whether an order is likely to be completed. We cannot assure that our order backlog will result in revenue on a timely basis or at all, or that any cancelled contracts will be replaced.

As a result, the order backlog may not be indicative of future sales and can vary significantly from period to period. In addition, it is possible that the methodology for determining the order backlog may not be comparable to methods used by other companies.

The integration of businesses or assets we have acquired or may acquire in the future involves challenges that could disrupt our business and harm our financial condition.

As part of our growth strategy, we have pursued and expect we will continue to selectively pursue acquisitions of businesses or assets in order to diversify, expand our capabilities, enter new markets, or increase our market share. Integrating any newly acquired business or assets can be expensive and can require a great deal of management time and other resources. We cannot guarantee that we will be able to identify attractive acquisition targets or assets. If we are unable to successfully integrate the newly acquired businesses with our existing business, we may not realize the synergies we expect from the acquisition and our business and results of operations may be adversely impacted.

Re-configuration or relocation of our production operations could negatively impact our earnings.

We may, from time to time, reconfigure our production lines or relocate production of products between buildings or locations or to new locations to maximize the efficient utilization of our existing production capacity or take advantage of opportunities to increase manufacturing efficiencies. Costs incurred to affect these reconfigurations or relocations may exceed our estimates, and efficiencies gained may be less than anticipated, each of which may have a negative impact on our results of operations and financial position.

Disruptions within our dealer network could adversely affect our business.

We rely, for certain of our products, on a network of independent dealers to market, stock, deliver, provide training for, and service our products to and for customers. Our business is influenced by our ability to initiate and manage new and existing relationships with dealers.

From time to time, we or an individual dealer may choose to terminate the relationship, or the dealership could face financial difficulty leading to failure or difficulty in transitioning to new ownership. In addition, our competitors could engage in a strategy to attempt to acquire or convert our dealers to carry their products. We do not believe our business is dependent on any single dealer, the loss of which would have a sustained material adverse effect upon our business.

However, disruption of dealer coverage within a specific local market could have an adverse impact on our business within the affected market. The loss or termination of a significant number of dealers could cause difficulties in marketing and distributing our products and have an adverse effect on our business, operating results or financial condition. In the event that a dealer in a strategic market experiences financial difficulty, we may choose to provide financial support such as extending credit to a dealership, reducing the risk of disruption, but increasing our financial exposure.

We may not be able to successfully implement and manage our growth strategy.

Our growth strategy includes expanding existing market share through product innovation, continued expansion into industrial and global markets and merger or acquisition related activities. We believe our future success depends in part on our research and development and engineering efforts, our ability to manufacture or source the products and customer acceptance of our products. As it relates to new markets, our success also depends on our ability to create and implement local supply chain, sales and distribution strategies to reach these markets.

The potential inability to successfully implement and manage our growth strategy could adversely affect our business and our results of operations. The successful implementation of our growth strategy will depend, in part, on our ability to integrate operations with acquired companies.

We also make investments in new business development initiatives which could have a relatively high failure rate. We limit our investments in these initiatives and establish governance procedures to contain the associated risks, but losses could result and may be material. Our growth strategy also may involve acquisitions, joint venture alliances and additional arrangements of distribution. We may not be able to enter into acquisitions or joint venture arrangements on acceptable terms, and we may not successfully integrate these activities into our operations. We also may not be successful in implementing new distribution channels, and changes could create discord in our existing channels of distribution.

Increased costs, including costs of raw materials, component parts and labor costs, potentially impacted by changes in labor rates and practices, disruptions in supply chains and/or new or increased tariffs or similar restrictions, could reduce our operating income.

Our results of operations may be significantly affected by the availability and pricing of manufacturing components and labor, changes in labor rates and practices, and increases in tariffs or similar restrictions on materials we import. Increases in costs of raw materials used in our products could affect the cost of our supply materials and components, as rising steel and aluminum prices as well as increased tariffs have impacted the cost of certain of our manufacturing components. Further, the new Trump Administration has proposed significant changes to the U.S. government's tariff policy, particular with respect to imports from Canada, China and Mexico. In addition, a growth in popularity of EVs without a significant expansion in battery cell production capacity could result in shortages, which could result in increased materials costs to us and could adversely impact our projected manufacturing and delivery timelines. Although we attempt to mitigate the effect of any escalation in components, labor costs, and tariffs by negotiating with current or new suppliers and by increasing productivity or, where possible, by increasing the sales prices of our products, we cannot be certain that we will be able to do so without it having an adverse impact on the competitiveness of our products and, therefore, our sales volume. If we cannot successfully offset increases in our manufacturing costs, this could have a material adverse impact on our margins, operating income and cash flows. Our profit margins may decrease if prices of purchased component parts, labor rates, and/or tariffs increase, and we are unable to pass on those increases to our customers.

Implementing new information systems could interfere with our business or operations.

We are in the process of implementing new information systems infrastructure and applications that impact multiple locations. These projects require significant investment of capital and human resources, the re-engineering of many processes of our business, and the attention of many employees and managers who would otherwise be focused on other aspects of our business. Should the systems not be implemented successfully, we may incur impairment charges that could materially impact our financial results. If the systems do not perform in a satisfactory manner once implementation is complete, our business and operations could be disrupted and our results of operations negatively affected, including our ability to report accurate and timely financial results.

Our EVs rely on software and hardware that is highly technical, and if these systems contain errors, bugs, vulnerabilities, or design defects, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our EV business could be adversely affected.

Our EVs will rely on software and hardware that is highly technical and complex and will require modification and updates over the life of the vehicles. Our software and hardware may contain errors, bugs, vulnerabilities or design defects, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect and may only be discovered after the product has been released. Although we will attempt to remedy any issues we observe in our vehicles effectively and rapidly, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers.

If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, or fail to deploy updates to our software properly, we would suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

There are complex software and technology systems that need to be developed by us and in coordination with vendors and suppliers to reach mass production for our EVs, and there can be no assurance such systems will be successfully developed or integrated.

Our EVs and EV operations use a substantial amount of complex third-party and in-house software and hardware. The development and integration of such advanced technologies are inherently complex, and we will need to coordinate with our vendors and suppliers to reach mass production for our EVs. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. Thus, our potential inability to develop and integrate the necessary software and technology systems may adversely affect our EV business.

We rely on third-party suppliers to develop a number of emerging technologies for use in our EVs, including battery technology and the use of different battery cell chemistries. Certain of these technologies and chemistries are not today, and may not ever be, commercially viable. There can be no assurances that our suppliers will be able to meet the technological requirements, production timing, and volume requirements to support our business plan. Furthermore, if we experience delays by our third-party suppliers (including due to their financial viability or technology), we could experience delays in delivering on our timelines. In addition, the technology may not comply with the cost, performance useful life, and warranty characteristics we anticipate in our business plan. As a result, our business plan could be significantly impacted and we may incur significant liabilities under warranty claims which could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Our EVs make use of lithium-ion battery cells, which, if not appropriately managed and controlled, have been observed to catch fire or vent smoke and flame.

The battery packs within our EVs will make use of lithium-ion cells. If not properly managed or subject to environmental stresses, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell's release of energy without spreading to neighboring cells, a field or testing failure of battery packs in our vehicles could occur, which could result in bodily injury or death and could subject us to lawsuits, field actions (including product recalls), or redesign efforts, all of which would be time consuming and expensive and could harm our brand image. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, the social and environmental impacts of mineral mining or procurement associated with the constituents of lithium-ion cells, or any future incident involving lithium-ion cells, such as a vehicle or other fire, could materially and adversely affect our reputation and business, prospects, financial condition, results of operations, and cash flows.

Disruption of our supply base could affect our ability to obtain component parts.

We increasingly rely on component parts from global sources in order to manufacture our products. Disruption of this supply base due to international political events, natural disasters or adverse weather conditions (including any disasters or weather conditions caused by climate change), or other factors could affect our ability to obtain component parts at acceptable prices, or at all, and have a negative impact on our sales, results of operations and financial position.

When we introduce new products, we may incur expenses that we did not anticipate, such as recall expenses, resulting in reduced earnings.

The introduction of new products is critical to our future success. We have additional costs when we introduce new products, such as initial labor or purchasing inefficiencies, but we may also incur unexpected expenses. For example, we may experience unexpected engineering or design issues that will force a recall of a new product or increase production costs of the product above levels needed to ensure profitability. In addition, we may make business decisions that include offering incentives to stimulate the sales of products not adequately accepted by the market, or to stimulate sales of older or less marketable products. The costs resulting from these types of problems could be substantial and have a significant adverse effect on our earnings.

We depend on a small group of suppliers for some of our components, and the loss of any of these suppliers could affect our ability to obtain components at competitive prices, which would decrease our sales or earnings.

Most chassis and specialty vehicle commodity components are readily available from a variety of sources. However, a few proprietary or specialty components are produced by a small group of suppliers.

In addition, we generally do not purchase chassis for our delivery vehicles. Rather, we accept shipments of vehicle chassis owned by dealers or end-users for the purpose of installing and/or manufacturing our specialized truck bodies on such chassis. There are four primary sources for commercial chassis, and we have established relationships with all major chassis manufacturers.

Changes in our relationships with these suppliers, shortages, production delays, their ability to secure components required for chassis production or work stoppages by the employees of such suppliers could have a material adverse effect on our ability to timely manufacture our products and secure sales. If we cannot obtain an adequate supply of components or commercial chassis, this could result in a decrease in our sales and earnings.

Our business could be adversely affected by the decision of our employees to unionize.

Currently, none of our U.S. employees are represented by a collective bargaining agreement. If in the future our employees decide to unionize, this would increase our operating costs and potentially force us to alter the way we operate causing an adverse effect on our operating results.

The ability to hire or retain management and other key personnel is critical to our continued success, and the loss of or inability to hire such personnel could have a material adverse effect on our business, financial condition and results of operations.

Our ability to sustain and grow our business requires us to hire, retain and develop a highly skilled and diverse management team and workforce. Overall, there is intense competition for qualified and skilled employees. As all key personnel devote their full time to our business, the loss of any member of our management team, or other key persons, or the inability to hire key persons, could have an adverse effect on us. If we lose key members of our senior management team or are unable to effect successful transitions from one executive to another as part of our succession plan, we may not be able to effectively manage our current operations or meet ongoing and future business challenges, and this could have a material adverse effect on our business, financial condition and results of operations.

Risks associated with international sales and contracts could have a negative effect on our business.

In 2024, 2023, and 2022, we derived 6.2%, 2.8%, and 0.7% of our revenue from sales to, or related to, end customers outside the United States. We face numerous risks associated with conducting international operations, any of which could negatively affect our financial performance, including changes in foreign country regulatory requirements, the strength of the U.S. dollar compared to foreign currencies, import/export restrictions, the imposition of foreign tariffs and other trade barriers and disruptions in the shipping of exported products.

Additionally, as a public company, we are subject to the Foreign Corrupt Practices Act, which may place us at a competitive disadvantage to foreign companies that are not subject to similar regulations.

<u>More General Risks Applicable to Our Industry</u>

General economic, market, and/or political conditions, whether on a global, national, or more regional scale, could have a negative effect on our business.

Wars, acts of terrorism, armed conflicts, natural disasters (including those caused by climate change), budget shortfalls, cybersecurity incidents, civil unrest, governmental actions, and epidemics have in the past and could in the future create significant uncertainties that may have material and adverse effects on consumer demand, shipping and transportation, the availability of manufacturing components, commodity prices and our ability to engage in overseas markets as tariffs are implemented. An economic recession, whether resulting from one of these events or others, would have a material adverse impact on our financial condition and results of operations.

If there is a rise in the frequency and size of product liability, warranty and other claims against us, including wrongful death claims, our business, results of operations and financial condition may be harmed.

We are frequently subject, in the ordinary course of business, to litigation involving product liability and other claims, including wrongful death claims, related to personal injury and warranties. We insure our product liability claims in the commercial insurance market. We cannot be certain that our insurance coverage will be sufficient to cover all future claims against us. Any increase in the frequency and size of these claims, as compared to our experience in prior years, may cause the premiums that we are required to pay for such insurance to rise significantly. It may also increase the amounts we pay in punitive damages, which may not be covered by our insurance. In addition, a major product recall or increased levels of warranty claims could have a material adverse effect on our results of operations.

Changes to laws and regulations governing our business could have a material impact on our operations.

Our manufactured products and the industries in which we operate are subject to extensive federal and state regulations. Changes to any of these regulations or the implementation of new regulations could significantly increase the costs of manufacturing, purchasing, operating or selling our products, managing our data and systems, and could have a material adverse effect on our results of operations. Our failure to comply with present or future regulations could result in fines, potential civil and criminal liability, suspension of sales or production, or cessation of operations.

Certain U.S. tax laws currently afford favorable tax treatment for financing the purchase of recreational vehicles that are used as the equivalent of second homes. These laws and regulations have historically been amended frequently, and it is likely that further amendments and additional regulations will be applicable to us and our products in the future. Amendments to these laws and regulations and the implementation of new regulations could have a material adverse effect on our results of operations.

Our operations are subject to a variety of federal and state environmental regulations relating to noise pollution and the use, generation, storage, treatment, emission and disposal of hazardous materials and wastes. Our failure to comply with present or future regulations could result in fines, potential civil and criminal liability, suspension of production or operations, alterations to the manufacturing process, costly cleanup or capital expenditures. Climate change regulations at the federal, state or local level could require us to change our manufacturing processes or product portfolio or undertake other activities that may require us to incur additional expense, which may be material.

Our vehicles are subject to motor vehicle safety standards, and the failure to satisfy such mandated safety standards could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

All vehicles sold must comply with international, federal, and state motor vehicle safety standards. In the United States, vehicles that meet or exceed all federally mandated safety standards are self-certified by the manufacturer under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Other jurisdictions outside the United States require us to meet Type Approval requirements proving to regulators that our vehicles meet those relevant safety standards in effect in those countries. Failure by us to maintain compliance of our current vehicles or obtain certification of compliance for any future vehicle, including future EV models, with motor vehicle safety standards in the United States, Canada or other jurisdictions could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

Our operating results may fluctuate significantly on a quarter-to-quarter basis.

Our quarterly operating results depend on a variety of factors including the timing and volume of orders, the completion of product inspections and acceptance by our customers, and various restructuring initiatives that may be undertaken from time to time. As an example, our Fleet Vehicles and Services segment experiences seasonality whereby product shipments in the first and fourth quarters are generally lower than other quarters as a result of the busy holiday delivery operations experienced by some of its largest customers. Accordingly, our financial results may be subject to significant and/or unanticipated quarter-to-quarter fluctuations.

Our businesses are cyclical, and this can lead to fluctuations in our operating results.

The industries in which we operate are highly cyclical and there can be substantial fluctuations in our manufacturing, shipments and operating results, and the results for any prior period may not be indicative of results for any future period. Companies within these industries are subject to volatility in operating results due to external factors such as economic, demographic and political changes. Factors affecting the manufacture of chassis, specialty vehicles, delivery vehicles and other of our products include but are not limited to:

- Commodity prices;

- Fuel availability and prices.

- Unemployment trends;

- International tensions and hostilities;

- General economic conditions;

- Various tax incentives;

- Strength of the U.S. dollar compared to foreign currencies;

- Overall consumer confidence and the level of discretionary consumer spending;

- Dealers' and manufacturers' inventory levels; and

- Interest rates and the availability of financing.

Economic, legal and other factors could impact our customers' ability to pay accounts receivable balances due from them.

In the ordinary course of business, customers are granted terms related to the sale of goods and services delivered to them. These terms typically include a period between when the goods and services are tendered for delivery to the customer and when the customer needs to pay for these goods and services. The amounts due under these payment terms are listed as accounts receivable on our balance sheet. Prior to collection of these accounts receivable, our customers could encounter drops in sales, unexpected increases in expenses, or other factors which could impact their ability to continue as a going concern and which could affect the collectability of these amounts. Writing off uncollectible accounts receivable could have a material adverse effect on our earnings and cash flow as we have major customers with material accounts receivable balances at any given time.

Our business operations could be disrupted if our information technology systems fail to perform adequately or experience a cybersecurity incident.

We rely on our information technology systems and those of third-party business partners to effectively manage our business data, communications, supply chain, product engineering, manufacturing, accounting and other business processes. Increased cybersecurity threats, computer crime and cyberterrorism pose a risk to the security of our systems and networks, and those of our third-party business partners, and the confidentiality, availability and integrity of our data. Cybersecurity incidents and similar attacks vary in their form and can include the deployment of harmful malware or ransomware, denial-of-services attacks, employee or personnel failures, fraud, phishing or other social engineering attempts or other methods to cause confidential information, payments, account access or access credentials, or other data to be transmitted to an unintended recipient. Cybersecurity threat actors also may attempt to exploit vulnerabilities through software including that is software commonly used by companies in cloud-based services and bundled software. Depending on their nature and scope, such threats could potentially lead to the compromising of confidential information, including but not limited to confidential information relating to customer or employee data, improper use of our systems and networks, manipulation and destruction of data, and operational disruptions. A cybersecurity incident or failure or disruption relating to our information or systems, or that of our third-party business partners, or any failure by us or our third-party business partners to effectively address, enforce and maintain our information technology infrastructure and cybersecurity measures may result in substantial harm to our business strategy, results of operations and financial condition, including major disruptions to business operations, loss of intellectual property, release of confidential information, alteration or corruption of data or systems, costs related to remediation or the payment of ransom, and litigation, civil or criminal investigations or actions, regulatory intervention and sanctions or fines, investigation and remediation costs and possible prolonged negative publicity.

In addition, third-party providers of data hosting or cloud services, as well as our suppliers, may experience cybersecurity incidents that may involve data we share with them. There can be no assurance that cybersecurity incidents, whether with respect to us or such third-party providers, will not have a material adverse effect on us in the future. In order to mitigate risks to our information systems, we continue to make investments in personnel, technologies and training of personnel. Although we maintain a cyber insurance policy, there is no guarantee that such coverage will be sufficient to address costs, liabilities and damages we may incur in connection with a cybersecurity incident or that such coverage will continue to be available on commercially reasonable terms or at all.

Fuel shortages, or higher prices for fuel, could have a negative effect on sales.

Gasoline or diesel fuel is required for the operation of the specialty vehicles we manufacture. There can be no assurance that the supply of these petroleum products will continue uninterrupted, that rationing will not be imposed or that the price of or tax on these petroleum products will not significantly increase in the future. Increases in gasoline and diesel prices and speculation about potential fuel shortages have had an unfavorable effect on consumer demand for motorhome from time to time in the past and may continue to do so in the future. This, in turn, may have a material adverse effect on our sales volume. Increases in the price of oil also can result in significant increases in the price of many of the components in our products, which may have an adverse impact on margins or sales volumes.

We could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.

We have a significant amount of goodwill, intangible assets and other long-lived assets. At least annually, we review goodwill and non-amortizing intangible assets for impairment. Identifiable intangible assets, goodwill and other long-lived assets are also reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable from future cash flows. If the operating performance at one or more of our reporting units fails to meet future forecasts, or if future cash flow estimates decline, we could be required, under current U.S. accounting rules, to record impairment charges for our goodwill, intangible assets or other long-lived assets. Any write-off of a material portion of such assets could negatively affect our results of operations or financial position. See "Note 5 – *Goodwill and Intangible Assets*" of the Notes to Consolidated Financial Statements appearing in Item 8 of this Form 10-K for further discussion of goodwill, intangibles and other long-lived assets.

We may be unable to adequately protect our intellectual property.

While we believe that our patents, trademarks, know-how and other intellectual property have significant value, it is uncertain that this intellectual property or any intellectual property acquired or developed by us in the future will provide a meaningful competitive advantage. Our patents or pending applications may be challenged, invalidated or circumvented by competitors or rights granted thereunder may not provide meaningful proprietary protection. Moreover, competitors may infringe on our patents or successfully avoid them through design innovation. Policing unauthorized use of our intellectual property is difficult and expensive, and we may not be able to, or have the resources to, prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the U.S. The cost of protecting our intellectual property may be significant and have a material adverse effect on our financial condition and future results of operations.

The unavailability, reduction, elimination or adverse application of government incentives could have an adverse effect on our business, prospects, financial condition and operating results.

The growth of our EV business depends in part on the availability and amounts of government incentives. Any reduction, elimination or discriminatory application of government incentives because of budgetary challenges, policy changes, the reduced need for such incentives due to the perceived success of EVs or other reasons may result in the diminished price competitiveness of the alternative fuel vehicle industry, which could have an adverse effect on our business, prospects, financial condition and operating results.

Expectations relating to environmental, social and governance considerations expose us to potential liabilities, increased costs, reputational harm and other adverse effects on our business.

Many governments, regulators, investors, employees, customers and other stakeholders are increasingly focused on environmental, social and governance ("ESG") considerations relating to businesses, including climate change and greenhouse gas emissions, human capital and diversity, equity and inclusion. We make statements about our ESG goals and initiatives through information provided on our website, press statements and other communications, including through our Sustainability Report. Responding to these ESG considerations and implementation of these goals and initiatives involves risks and uncertainties, including those described under "Forward-Looking Statements," requires investments and are impacted by factors that may be outside of our control. In addition, some stakeholders may disagree with our goals and initiatives and the focus of stakeholders may change and evolve over time. Stakeholders also may have very different views on where ESG focus should be placed, including differing views of regulators in various jurisdictions in which we operate. Any failure, or perceived failure, by us to achieve our goals, further our initiatives, adhere to our public statements, comply with federal, state or international ESG laws and regulations, or meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against us and materially adversely affect our business, reputation, results of operations, financial condition and stock price.

Emerging issues related to the development and use of artificial intelligence ("AI") could give rise to legal or regulatory action, damage our reputation or otherwise materially harm of our business.

Our development and use of AI technology in our products and operations remains in the early phases. While we aim to develop and use AI responsibly and attempt to mitigate ethical and legal issues presented by its use, we may ultimately be unsuccessful in identifying or resolving issues before they arise. AI technologies are complex and rapidly evolving and the technologies that we develop or use may ultimately be flawed. Moreover, AI technology is subject to rapidly evolving domestic and international laws and regulations, which could impose significant costs and obligations on the company. For example, in 2023 the EU introduced the AI Act to establish rules for providers and users. Emerging regulations may pertain to data privacy, data protection, and the ethical use of AI, as well as clarifying intellectual property considerations. Our use of AI could give rise to legal or regulatory action, increased scrutiny or liability, damage our reputation or otherwise materially harm our business.

Risks Relating to the Merger

The completion of the Merger is subject to certain closing conditions, including regulatory and stockholder approvals as well as other uncertainties, and there can be no assurances as to whether and when they may be completed.

On December 16, 2024, we entered into the Merger Agreement, pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a direct, wholly owned subsidiary of Holdco and as an indirect, wholly owned subsidiary of Aebi Schmidt.

The respective obligations of the Company and Aebi Schmidt to consummate the Closing are subject to the satisfaction or waiver of a number of conditions including, among other things: (1) the affirmative vote of the holders of a majority of the outstanding shares of our common stock, (2) the approval by a two-thirds majority of the shares of Aebi Schmidt Common Stock represented at an extraordinary meeting of the shareholders of Aebi Schmidt of the Transactions and debt financing, (3) the expiration or termination of any waiting periods (or any extension thereof) applicable to the consummation of the Merger under the HSR Act, (4) the receipt of certain required regulatory consents, approvals, non-disapprovals and other authorizations under certain applicable antitrust and foreign direct investment laws and regulations specified in the Merger Agreement, (5) the absence of any decision, injunction, decree, ruling, law or order issued by a governmental authority of competent jurisdiction that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Transactions, (6) approval for listing on the Nasdaq Global Select Market of all shares of Aebi Schmidt Common Stock to be issued as part of the Merger consideration, (7) a registration statement on Form S-4 registering the shares of Aebi Schmidt Common Stock issuable as part of the Merger consideration in connection with the Transactions will have been declared effective by the SEC, and (8) the confirmation of a Swiss tax ruling (in all material aspects and without material reservations by the Swiss Federal Tax Administration.

If these conditions are not satisfied (or waived, if applicable) by certain dates specified in the Merger Agreement, either the Company or Aebi Schmidt will have a right to terminate the Merger Agreement in certain circumstances.

The governmental authorities from which regulatory consents, approvals, non-disapprovals and other authorizations under applicable antitrust and foreign direct investment laws and regulations, including the HSR Act, are required have broad discretion in administering the governing laws and regulations, and may take into account various facts and circumstances in their consideration of the Merger, including other potential transactions in our industry or other industries. These governmental authorities may initiate proceedings seeking to prevent, or otherwise seek to prevent, the Merger. As a condition to authorization of the Merger or related transactions, these governmental authorities also may seek to impose requirements, limitations or costs, require divestitures or place restrictions on the conduct of our and Aebi Schmidt's business after completion of the Merger.

We can provide no assurance that all required consents and approvals will be obtained or that all closing conditions will otherwise be satisfied (or waived, if applicable) in a timely manner or at all. Furthermore, if all required consents and approvals are obtained and all closing conditions are timely satisfied (or waived, if applicable), we can provide no assurance as to the terms, conditions and timing of such consents and approvals or the timing of the completion of the Merger. Many of the closing conditions are outside of either our or Aebi Schmidt's control, and neither company can predict when or if these conditions will be satisfied (or waived, if applicable). Any delay in completing the Merger could cause the Company to not to realize some or all of the benefits that we expect to achieve if the Merger is successfully completed within its expected timeframe.

Failure to complete the Merger could negatively impact our business, results of operations, financial condition and the price of our common stock.

If the Merger is not completed for any reason, including as a result of our stockholders failing to adopt the Merger Agreement or Aebi Schmidt shareholders failing to approve the Transactions, we will remain an independent public company. Our ongoing business may be materially and adversely affected and we would be subject to a number of risks, including the following:

- to the extent that the current market price of our common stock reflects an assumption that the Merger will be completed, the price of our common stock could decrease if the Merger is not completed;

- except if terminated pursuant to our entry into an alternative definitive agreement in connection with a superior proposal, if the Merger Agreement is terminated and the Board of Directors seeks another business combination, our shareholders cannot be certain that we will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that Aebi Schmidt has agreed to in the Merger Agreement;

- matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by our management and the expenditure of significant funds in the form of fees and expenses, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to us as an independent company;

- investor confidence could decline, shareholder litigation, or litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against us to perform our obligations under the Merger Agreement, could be brought against us, relationships with existing and prospective customers, service providers, investors, lenders and other business partners may be adversely impacted, we may be unable to retain key personnel, and profitability may be adversely impacted due to costs incurred in connection with the pending Merger;

- the Merger Agreement places certain restrictions on the conduct of our business prior to Closing, and such restrictions, the waiver of which is subject to the consent of Aebi Schmidt, may prevent us from making certain acquisitions, entering into or amending certain contracts, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Merger that we would have made, taken or pursued if these restrictions were not in place; and

- we will be obligated to pay a termination fee of approximately $13.7 million in cash to Aebi Schmidt if the Merger Agreement is terminated (a) by the Company, prior to receiving Shyft stockholder approval, in order to enter into a definitive agreement with respect to a superior proposal, (b) by Aebi Schmidt if the Board of Directors effects an adverse recommendation change at any time prior to the receipt of Shyft shareholder approval, and (c) by either Aebi Schmidt or the Company as a result of the failure to obtain Shyft shareholder approval at a time when Aebi Schmidt is permitted to terminate the Merger Agreement as a result of the Board of Directors effecting an adverse recommendation change.

Combining the Company and Aebi Schmidt may be more difficult, costly or time consuming than expected and the combined company may fail to realize the anticipated benefits of the Merger.

The success of the Merger will depend, in part, on the ability to realize the anticipated synergies, operating efficiencies, and cost savings from combining the businesses of Aebi Schmidt and the Company. To realize the anticipated benefits and cost savings from the Merger, Aebi Schmidt and the Company must integrate and combine their businesses in a manner that permits those cost savings to be realized, without adversely affecting current revenues and future growth. If Aebi Schmidt and the Company are not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the Merger could be less than anticipated, the costs associated with effecting the Merger may be more than anticipated, and integration may result in additional and unforeseen expenses.

An inability to realize the full extent of the anticipated benefits of the Merger and the other Transactions, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results and financial condition of the combined company, which may adversely affect the value of the common stock of the combined company after the completion of the Merger.

Additionally, since the Merger consideration payable to our shareholders will consist entirely of Aebi Schmidt Common Stock, our share price may be adversely impacted by any adverse developments in Aebi Schmidt's business outlook. Also, the number of shares of Aebi Schmidt Common Stock issuable in connection with the Merger Agreement in respect to one share of our common stock is based on an exchange ratio that is subject to adjustments in the case of reclassifications, recapitalization, stock splits or other actions, but not for changes in the market value of our common stock. As a result, the Company's shareholders cannot be sure of the value of the Merger Consideration that they will receive in the Merger.

We will be subject to certain operating restrictions until consummation of the Merger and business uncertainties until and following the consummation of the Merger.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on us. These uncertainties could disrupt our business and cause customers, suppliers, vendors, partners, employees and others that deal with us to defer entering into contracts with us, defer making other decisions concerning us or seek to change, terminate, or cancel existing business relationships with us. Retention and motivation of certain employees may be challenging during the pendency of the Merger due to uncertainty about their future roles and difficulty of integration. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the combined company, our business and operations could be negatively impacted. If any of these effects were to occur, it could materially and adversely impact our operating results, financial position and/or cash flows and/or our stock price.

The Merger Agreement also includes restrictions on the conduct of our business until the earlier of the Closing or termination of the Merger Agreement. For example, unless we obtain Aebi Schmidt's prior written consent (which consent may not be unreasonably withheld, conditioned or delayed), we may not, subject to certain exceptions and aggregate limitations, incur additional indebtedness, issue additional shares of our common stock outside of our equity incentive plans, repurchase our common stock, pay dividends, acquire assets, securities or property, dispose of businesses or assets, enter into material contracts or make certain additional capital expenditures. We may find that these and other contractual restrictions in the Merger Agreement may negatively affect our business and operations or delay or prevent us from responding, or limit our ability to respond, effectively to competitive pressures, industry developments and future business opportunities that may arise during such period, even if our management believes they may be advisable.

The Merger Agreement contains restrictions on our ability to pursue alternatives to the Merger.

The Merger Agreement contains customary ''no-shop'' provisions that, subject to limited exceptions, restrict the Company and its subsidiaries' ability to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage or induce the submission of any proposals or offers that constitute or could reasonably be expected to lead to any alternative acquisition proposal, (ii) continue, conduct, engage, enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of our subsidiaries or afford access to the business, officers, directors, employees, properties, assets, books or records of the Company or any of our subsidiaries to, or otherwise cooperate in any way with, any third party (or its potential source of financing) that Shyft knows, or would reasonably be expected to know, is actively evaluating, seeking to make, or has made, an alternative acquisition proposal to the Company, (iii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries, or (iv) approve, authorize, agree or publicly announce any intention to do any of the foregoing.

Further, subject to limited exceptions and consistent with applicable law, the Merger Agreement provides that the Board of Directors may not fail to make, withdraw or qualify, amend or modify, in each case, in a manner adverse to Aebi Schmidt, its recommendation that our shareholders vote in favor of the adoption of the Merger Agreement and the Transactions.

The "no-shop" restrictions on the Company are subject to a customary "fiduciary out" provision, pursuant to which the Company may furnish information to, or engage in discussions or negotiations with, a third party in response to a bona fide alternative acquisition proposal from such third party, if the Board of Directors (a) determines in good faith (after consultation with the Company's financial advisor and outside legal counsel) that such proposal either constitutes a Shyft Superior Proposal or would reasonably be expected to result in a Shyft Superior Proposal, and (b) determines in good faith (after consultation with the Company's outside legal counsel) that the failure to take such actions would reasonably be expected to be inconsistent with the Board of Director's fiduciary duties under applicable law.

Subject to certain conditions and exceptions, the Board of Directors may also effect an adverse recommendation change in response to a Shyft Intervening Event (as defined in the Merger Agreement) if the Board of Directors determines in good faith (after consultation with the Company's outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with the Board of Director's fiduciary duties under applicable law, subject to the Company's compliance with certain specified notice requirements and other conditions set forth in the Merger Agreement (including, under certain circumstances and if requested by Aebi Schmidt, the obligation to negotiate in good faith with Aebi Schmidt regarding revisions, if any, to the Merger Agreement proposed by Aebi Schmidt). However, doing so in specified situations could require us to pay to Aebi Schmidt a termination fee of approximately $13.7 million.

Such provisions could discourage a potential acquiror that might have an interest in making a proposal from considering or proposing any such transaction. Additionally, if the Merger Agreement is terminated and we determine to seek another business combination, we may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger Agreement. There also is a risk that the requirement to pay the termination fee or expense payment to Aebi Schmidt in certain circumstances may result in a potential acquiror proposing to pay a lower per share price to acquire us than it might otherwise have proposed to pay.

Completion of the Merger may require consents or trigger change in control or other provisions in certain agreements to which we are a party.

The completion of the Merger may require consents or trigger change in control or other provisions in certain agreements to which we are a party. If we are unable to obtain consents or negotiate waivers of those provisions, the Company's counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements, discontinuing business relationships or seeking monetary damages. Even if we are able to obtain consent or negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to us. Such action could cause the combined company to lose business, increase the cost of doing business and/or lower profitability or have other adverse financial impacts.

We can provide no assurance that all required consents will be obtained (or waived, if applicable) in a timely manner or at all, and, if all required consents are obtained, and all other closing conditions are timely satisfied (or waived, if applicable), we can provide no assurance as to the terms, conditions and timing of such consents or the timing of the completion of the Merger. Many of the conditions to completion of the Merger are not within our control, and we cannot predict when or if these conditions will be satisfied (or waived, if applicable). Any delay in completing the Merger could cause us not to realize some or all of the benefits that we expect to achieve if the Merger is successfully completed within its expected timeframe.

Uncertainty during pendency of the Merger may cause suppliers, customers or other business partners to delay or defer decisions concerning us or re-negotiate agreements with us, and consummation of the Merger could cause suppliers, customers and other business partners to terminate or re-negotiate their relationships with the combined company.

In connection with the pendency of the Merger, it is possible that some customers, distributors, suppliers, and other collaboration and strategic partners with whom we have business relationships may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships us as a result of the Merger or otherwise. Such changes could negatively impact our revenues or cash flows or the market price of our common stock, regardless of whether the Merger is consummated.

We may have difficulty attracting, motivating and retaining executives and other key employees in light of the Merger.

Uncertainty about the effect of the Merger on our employees may have an adverse effect on our business. This uncertainty may impair our ability to attract, retain and motivate key employees. Employee retention may be particularly challenging during the pendency of the Merger, as our employees may experience uncertainty about their future roles in the combined business. No assurance can be given that we will be able to attract or retain key employees to the same extent that we have been able to attract or retain employees in the past.

Litigation that may be filed against the Company, Aebi Schmidt, Holdco., Merger Sub and/or the members of the Board of Directors could prevent or delay the consummation of the Merger or result in the payment of damages following completion of the Merger.

In connection with the Merger, third parties may file lawsuits against the Company, Aebi Schmidt, Holdco, Merger Sub and/or the members of the Board of Directors. The outcome of any such litigation would be uncertain.

One of the conditions to Closing is the absence of any injunction or other order being in effect that prohibits completion of the Merger. Accordingly, if a dismissal is not granted or a settlement is not reached, any such lawsuits could prevent or delay completion of the Merger. Such lawsuits may also result in substantial costs to the Company, Aebi Schmidt or the combined company following the Merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the combined company's business, financial condition, results of operations and cash flows.

Risk Applicable to Our Securities

Our stock price has been and may continue to be volatile, which may result in losses to our shareholders.

The market price of our common stock has been and may continue to be subject to wide fluctuations in response to, among other things, quarterly fluctuations in operating results, a failure to meet published estimates of or changes in earnings estimates by securities analysts, sales of common stock by existing stockholders, loss of key personnel, market conditions in our industries, shortages of key product inventory components and general economic conditions.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity.

We rely on information technology systems across our operations, including for management, supply chain and financial information and various other processes and transactions. Our ability to effectively manage our business depends on the security, reliability and capacity of these systems. We have established a range of security measures that are designed to protect against the unauthorized access to and misappropriation of our information, corruption of data, intentional or unintentional disclosure of confidential information, or disruption of operations. We have implemented additional controls, security processes and monitoring of our manufacturing systems. We have also implemented additional cloud security tools and governance processes for assessing, identifying and managing material risks from cybersecurity threats. In addition, we maintain an information security training program that encompasses the following areas: phishing and email security, password security, data handling security, cloud security, operational technology security processes, and cyber-incident response and reporting processes.

The oversight of our cybersecurity risk management process is integrated into our overall risk management process. Through our enterprise risk management process, which involves a broad cross-functional group across many areas of expertise and is structurally independent of our business lines, we identify and assess risk and risk-mitigation actions, including with respect to cybersecurity risks. Our Chief Information Officer ("CIO") provides oversight of our cybersecurity risk, which is addressed by a group of stakeholders that includes our information technology ("IT") and cybersecurity leadership and IT leaders within our various facilities, with cybersecurity risk input provided from this team to our senior leadership team on a regular basis. Our CIO provides key updates on risk and mitigation strategies to the Audit Committee.

We rely on third-party service providers to execute certain business processes, maintain certain information systems and infrastructure, evaluate defenses, and implement recommendations. We periodically have external information security assessments performed by third parties to analyze our internal assessment results and to stay informed of information security risks. Additionally, we maintain a supplier validation process, which involves approval by our cybersecurity group for significant suppliers that will have access to any of our databases or technology. We also maintain processes to oversee and identify risks from cybersecurity threats associated with our use of third-party service providers.

While we have experienced cybersecurity incidents in the past, as of the date of this filing, we do not believe that any risks from cybersecurity threats, including as a result of past cybersecurity incidents have had, or are reasonably likely to have, a material effect on the Company, including our business strategy, results of operations or financial position. We continue to invest in the cybersecurity and resiliency of our networks and to enhance our internal controls and processes, which are designed to help protect our systems and infrastructure, and the information they contain. For more information regarding the risks we face from cybersecurity threats, please see "Risk Factors-- More General Risks Applicable to Our Industry."

Governance

The Board of Directors is responsible for overseeing risk for the Company and has delegated to the Audit Committee responsibility for overseeing the cybersecurity risk management strategy for the Company. The Audit Committee reviews how we are executing against our comprehensive cybersecurity framework, including reviewing our cybersecurity reporting protocol. The Audit Committee receives regular updates on cybersecurity risks from our CIO. The Audit Committee also regularly receives updates on efforts regarding data loss prevention, regulatory compliance, data privacy, threat and vulnerability management, cyber-crisis management, and other topics as applicable. Additionally, management provides the Audit Committee with a cybersecurity dashboard, which the full Board of Directors can access as well.

The Company's cybersecurity program is overseen by our CIO, who is responsible for assessing and managing material risks from cybersecurity threats, including monitoring the prevention, detection, mitigation and remediation of cybersecurity incidents. Our CIO has over 20 years of global automotive technology and cybersecurity experience and reports to our President and Chief Executive Officer.

The Company's Security Manager reports to our CIO and is the head of our cybersecurity team. The Security Manager is responsible for assessing and managing our cyber risk management program, informs senior management, together with the CIO, regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents and supervises such efforts. Our Security Manager has over 15 years of experience in technology and cybersecurity, a master's degree in information security and industry certifications, including CISSP, CDPSE, ITIL, and COBIT.

Item 2.   **Properties.**

We operate facilities in a total of 21 locations, 20 throughout the U.S. and one location in Mexico. The number of physical locations we operate is part of our strategy to develop coast-to-coast manufacturing and distribution capabilities.

Our Fleet Vehicles and Services segment operates facilities in Bristol, Indiana; Charlotte, Michigan; Landisville, Pennsylvania; and Kansas City, Missouri. All of these facilities are leased except for facilities in Charlotte, which are owned by the Company. FVS also operates facilities in Saltillo, Mexico.

Our Specialty Vehicles segment operates facilities in Charlotte and Roseville, Michigan; Carson and McClellan Park, California; Dallas and Weatherford, Texas; Mesa, Arizona; Waterville, Maine; and Pompano Beach, West Palm Beach and Miami, Florida; Lebanon, Tennessee; Kansas City, Missouri; and Oakland, Iowa. All of these facilities are leased except for the Charlotte, Pompano Beach, Roseville, Oakland, and Kansas City facilities, which are owned by the Company.

In addition, our corporate headquarters are located in an office building and showroom in Novi, Michigan, that we lease. We also have certain corporate functions that operate out of our campus in Charlotte and Plymouth, Michigan.

We consider our properties to generally be in good condition, well maintained, and suitable and adequate to meet our business requirements for the foreseeable future. We do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities.

Item 3.   <u>**Legal Proceedings.**</u>

At December 31, 2024, we were parties, both as plaintiff or defendant, to a number of lawsuits and claims arising out of the normal conduct of our businesses. Our management does not currently expect our financial position, future operating results or cash flows to be materially affected by the final outcome of these legal proceedings. The information contained in "Note 10 – Commitments and Contingent Liabilities" of the Notes to Consolidated Financial Statements appearing in Item 8 of this Form 10-K is incorporated herein by reference.

Item 4.   <u>**Mine Safety Disclosures.**</u>

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

Our common stock is traded on the NASDAQ Global Select Market under the symbol "SHYF." The number of shareholders of record of our common stock on February 14, 2025 was 219. See Item 12 below for information concerning our equity compensation plans.

We paid dividends on our outstanding common shares in 2024 and 2023 as shown in the table below.

Date dividend declared	Record date	Payment date	Dividend per share ($)
Oct. 30, 2024	Nov. 15, 2024	Dec. 16, 204	0.05
Aug. 2, 2024	Aug. 16, 2024	Sep. 16, 2024	0.05
May 3, 2024	May 17, 2024	Jun. 17, 2024	0.05
Feb. 1, 2024	Feb. 16, 2024	Mar. 18, 2024	0.05
Oct. 31, 2023	Nov. 16, 2023	Dec. 15, 2023	0.05
Aug. 2, 2023	Aug. 17, 2023	Sep. 18, 2023	0.05
May 2, 2023	May 17, 2023	Jun. 20, 2023	0.05
Jan. 31, 2023	Feb. 17, 2023	Mar. 17, 2023	0.05

No assurance, however, can be given that any future dividends will be made or, if made, as to the amounts or timing of any future dividends as such dividends are subject to earnings, financial condition, liquidity, capital requirements, and such other factors as our Board of Directors deems relevant.

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return on the NASDAQ Composite Index and the Dow Jones U.S. Commercial Vehicles & Trucks Total Stock Market Index for the period beginning on December 31, 2019 and ending on the last day of 2024. The graph assumes an investment of $100 in our stock, the NASDAQ Composite Index, and the Dow Jones U.S. Commercial Vehicles & Trucks Total Stock Market Index on December 31, 2019, and further assumes the reinvestment of all dividends. Stock price performance, presented for the period from December 31, 2019 to December 31, 2024, is not necessarily indicative of future results.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2024
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2019
2020
2021
2022
2023
2024
The Shyft Group, Inc.
NASDAQ Composite TR
Dow Jones U.S. Commercial Vehicles & Trucks Total Stock Market Index

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
The Shyft Group, Inc.	$100.0	$157.83	$273.90	$139.57	$ 69.39	$ 67.70
NASDAQ Composite Index	$100.0	$144.92	$177.06	$119.45	$172.77	$223.87
Dow Jones U.S. Commercial Vehicles & Trucks Total Stock Market Index	$100.0	$128.80	$151.53	$177.94	$204.99	$244.65

The stock price performance graph and related information shall not be deemed "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference by any general statement incorporating by reference this Form 10-K into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate this information by reference.

Issuer Purchases of Equity Securities

On February 17, 2022, our Board of Directors authorized the repurchase of up to $250.0 million of our common stock in open market transactions. We believe that we have sufficient resources to fund any potential stock buyback in which we may engage over the long term, although we are currently restricted from repurchasing our common stock under the terms of the Merger Agreement.

During the quarter ended December 31, 2024, no shares were repurchased under this authorization. A summary of our purchases of our common stock during the fourth quarter of 2024 is as follows:

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet be Purchased Under Announced Plans or Programs[2] (In millions)
October 2024	618	$12.84	—	$223.0
November 2024	7,721	13.62	—	223.0
December 2024	316,813	$11.80	—	$223.0
Total	325,152			

(1) During the quarter ended December 31, 2024, 325,152 shares were delivered by employees in satisfaction of tax withholding obligations that occurred upon the vesting of restricted shares. These shares are not repurchased pursuant to the Board of Directors authorization disclosed above.

(2) This column reflects the number of shares that may yet be purchased pursuant to the Board of Directors authorization described above.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

The Shyft Group, Inc. was organized as a Michigan corporation and is headquartered in Novi, Michigan. We are a niche market leader in specialty vehicle manufacturing and assembly for the commercial vehicle (including last-mile delivery, specialty service and vocation-specific upfit segments) and recreational vehicle industries. Our products include walk-in vans and truck bodies used in e-commerce/parcel delivery, upfit equipment used in the mobile retail and utility trades, service and vocational truck bodies, luxury Class A diesel motorhome chassis and contract manufacturing and assembly services. We also supply replacement parts and offer repair, maintenance, field service and refurbishment services for the vehicles that we manufacture as well as truck accessories.

Our vehicles, parts and services are sold to commercial users, original equipment manufacturers (OEMs), dealers, individual end users, and municipalities and other governmental entities. Our diversification across several sectors provides numerous opportunities while reducing overall risk as the various markets we serve tend to have different cyclicality. We have an innovative team focused on building lasting relationships with our customers by designing and delivering market leading specialty vehicles, vehicle components, and services. Additionally, our business structure is agile and able to quickly respond to market needs, take advantage of strategic opportunities when they arise and correctly size and scale operations to ensure stability and growth.

We believe we can best carry out our long-term business plan and obtain optimal financial flexibility by using a combination of borrowings under our credit facilities, and internally or externally generated equity capital, as sources of expansion capital.

The Aebi Schmidt Transaction

On December 16, 2024, we entered into that certain Agreement and Plan of Merger, dated as of December 16, 2024 (the "Merger Agreement"), by and among the Company, Aebi Schmidt Holding AG, a Switzerland Aktiengesellschaft ("Aebi Schmidt"), ASH US Group, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Aebi Schmidt ("Holdco"), and Badger Merger Sub, Inc., a Michigan corporation and direct, wholly owned subsidiary of Holdco ("Merger Sub"), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger", and the time at which the Merger is effective, the "Effective Time"), with the Company surviving the Merger as a direct, wholly owned subsidiary of Holdco and as an indirect, wholly owned subsidiary of Aebi Schmidt (the transactions contemplated by the Merger Agreement, the "Transactions").

At the Effective Time, each share of our common stock issued and outstanding as of immediately prior to the Effective Time (other than any shares of our common stock that are held as of immediately prior to the Effective Time by Holdco, Aebi Schmidt, Merger Sub or any of their respective subsidiaries) will automatically be converted into the right to receive 1.040166432 fully paid and nonassessable shares of common stock, par value $1.00 per share, of Aebi Schmidt ("Aebi Schmidt Common Stock"), on the terms and subject to the conditions set forth in the Merger Agreement.

Following the closing of the Transactions (the "Closing"), the holders of shares of our common stock as of immediately prior to the Effective Time will own approximately 48% of the issued and outstanding shares of Aebi Schmidt Common Stock and the holders of shares of Aebi Schmidt Common Stock as of immediately prior to the Effective Time will own approximately 52% of the issued and outstanding shares of Aebi Schmidt Common Stock.

As of immediately following the Effective Time, the board of directors of Aebi Schmidt (the "Aebi Schmidt Board") will be composed of eleven members, six of whom will be designated by Aebi Schmidt and five of whom will be designated by the Company. James A. Sharman, the Chairman of our Board of Directors as of immediately prior to the Effective Time, will serve as the Chairman of the Aebi Schmidt Board following the Effective Time. The Merger Agreement includes a covenant requiring the Company and Aebi Schmidt to cooperate in good faith until the Closing to agree on a new name and ticker symbol for Aebi Schmidt.

The Closing is expected to occur in mid-2025, subject to certain closing conditions, including, among others, (a) the affirmative vote of the holders of a majority of the outstanding shares of our common stock, (b) the approval by a two-thirds majority of the shares of Aebi Schmidt Common Stock represented at an extraordinary meeting of the shareholders of Aebi Schmidt of the Transactions and debt financing, (c) the expiration or termination of any waiting periods (or any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (d) the receipt of certain required regulatory consents, approvals, non-disapprovals and other authorizations under certain applicable antitrust and foreign direct investment laws and regulations specified in the Merger Agreement. The obligation of the Company to consummate the Closing is further conditioned on Aebi Schmidt obtaining debt financing substantially concurrently with the Closing.

Executive Overview

- Sales of $786.2 million in 2024, compared to $872.2 million in 2023

- Gross margin of 20.0% in 2024, compared to 17.2% in 2023

- Operating expense of $153.1 million ($16.3 million related to research and development), or 19.5% of sales in 2024, compared to $143.6 million ($25.2 million related to research and development), or 16.5% of sales in 2023

- Operating income of $4.1 million in 2024, compared to $6.8 million in 2023

- Income tax expense of $0.6 million in 2024, compared to income tax benefit of $5.8 million in 2023

- Net income (loss) of ($2.8) million in 2024, compared to $6.5 million in 2023

- Diluted earnings (loss) per share of ($0.08) in 2024, compared to $0.19 in 2023

- Operating cash flow of $30.1 million in 2024, compared to $56.2 million in 2023

- Order backlog of $313.2 million at the end of 2024, compared to $409.3 million at the end of 2023

The following table shows our sales by market for the years ended December 31, 2024, 2023 and 2022 as a percentage of total sales:

	2024	2023	2022
Fleet vehicles sales	46.7%	55.8%	58.9%
Motorhome chassis sales	9.7%	12.0%	17.0%
Other specialty vehicles sales	31.4%	23.5%	18.1%
Aftermarket parts and accessories sales	12.2%	8.7%	6.0%
Total sales	100.0%	100.0%	100.0%

We continue to seek out opportunities to grow the business, both organically and by acquisition, by expanding relationships with existing customers, seeking out new business wins, and pursuing acquisitions in a strategic fashion.

We believe we are well positioned to take advantage of long-term opportunities and continue our efforts to bring product innovations to each of the markets we serve. Some of our recent innovations and strategic developments include:

- Acquired Independent Truck Upfitters ("ITU"), a Midwest-based provider of vocational service body upfit for commercial fleets and government service vehicles, on July 24, 2024 for cash consideration of $49.9 million and up to an additional $8.0 million earn-out amount. The ITU acquisition aligns with our growth strategy by expanding our service body product offerings and upfit capabilities. This transaction provides unique synergies and cross-selling opportunities with current products, adds a chassis pool and increases ship-thru capability to support future growth. ITU is part of our Specialty Vehicle segment.

- In March 2022, we announced Blue Arc™ Electric Vehicle ("EV") Solutions. Leveraging a scalable, commercial grade, purpose built design, the full Blue Arc EV offering will include Class 3, 4 and 5 walk-in van configurations with body length options from 12 to 22 feet. Designed for last-mile delivery fleets, these vehicles will be powered by lithium-ion battery packs that can deliver over 150 mile range at 50% payload. We expect Shyft customers can maximize productivity and minimize cost of ownership, including fuel and maintenance costs with our Blue Arc EV product offering.

- In March 2024, we announced the deployment of our Rapid Driver Cooling System in 5,860 walk-in vans. Designed for versatility, the Rapid Driver Cooling System can be integrated into both new and existing vehicles, ranging from walk-in vans to vocational delivery trucks. The system efficiently lowers ambient cabin temperatures from 105 degrees to 85 degrees Fahrenheit within two minutes. It can serve as a supplementary solution or a complete replacement for traditional in-dash air conditioning, focusing on cooling the driver's area and the cabin space effectively.

The following section provides a narrative discussion about our financial condition and results of operations. Certain amounts in the narrative may not sum due to rounding. The comments should be read in conjunction with our Consolidated Financial Statements and related Notes thereto appearing in Item 8 of this Form 10-K.

Results of Operations

The discussion of our 2023 consolidated operating results compared to our 2022 consolidated operating results is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of our 2023 Annual Report on Form 10-K filed February 22, 2024 and is incorporated by reference into this MD&A.

The following table sets forth, for the periods indicated, the components of our consolidated statements of operations, as a percentage of sales (percentages may not sum due to rounding):

	Year Ended December 31,	
	2024	**2023**
Sales	100.0	100.0
Cost of products sold	80.0	82.8
Gross profit	20.0	17.2
Operating expenses:		
Research and development	2.1	2.9
Selling, general and administrative	17.4	13.6
Operating income	0.5	0.7
Other expense, net	(0.8)	(0.7)
Income (loss) before income taxes	(0.3)	—
Income tax expense (benefit)	0.1	(0.7)
Net income (loss)	(0.4)	0.7

Sales

Consolidated sales for the year ended December 31, 2024 decreased by $86.0 million, or 9.9% to $786.2 million from $872.2 million in 2023. This decrease is driven by lower sales volumes in our FVS segment attributed to lower sales of walk-in vans, truck bodies and lower USPS pass-through chassis sales partially offset by higher upfit sales, and higher sales volumes in our SV segment driven by higher service body sales including the acquisition of ITU partially offset by lower motorhome chassis sales. These changes in sales are discussed more fully in the discussion of our segments below.

Cost of Products Sold

Cost of products sold decreased by $92.8 million, or 12.9%, to $629.0 million for the year ended December 31, 2024 from $721.8 million in 2023. The decrease was due to $66.3 million in lower volume and mix partially offset by the impact of the ITU acquisition and $30.6 million in lower pass-through chassis costs, partially offset by $4.1 million in higher manufacturing and other costs.

Gross Profit

Gross profit increased by $6.8 million, or 4.5%, to $157.2 million in 2024 from $150.4 million in 2023. The increase was due to $10.9 million in favorable mix on lower volume including contributions from the ITU acquisition, partially offset by $4.1 million in higher manufacturing and other costs. Gross margin increased to 20.0% in 2024 from 17.2% over 2023 due to the items mentioned above.

Operating Expenses

Operating expenses for the year ended December 31, 2024 increased by $9.5 million, or 6.6%, to $153.1 million from $143.6 million in 2023. Research and development expense decreased $8.9 million in 2024 primarily related to EV development initiatives as the program moved into production. Selling, general and administrative expense increased by $18.4 million, or 15.5%, to $136.8 million in 2024 from $118.4 million in 2023 primarily driven by $4.7 million related to the ITU acquisition and associated costs, $8.3 million of professional services cost relating to the impending merger transaction with Aebi Schmidt, increase in environmental reserves and other employee costs.

Other Income and Expense

Interest expense for the year ended December 31, 2024 increased by $2.0 million to $8.5 million from $6.5 million in 2023. The increase was due to additional borrowings and higher borrowing costs on our variable rate debt. Other income was $2.2 million, due to insurance proceeds received, for the year ended December 31, 2024 compared to $0.5 million for the year ended December 31, 2023.

Income Tax Expense (Benefit)

Income tax expense (benefit) from continuing operations for the year ended December 31, 2024 was an expense of $0.6 million as compared to the prior year benefit of ($5.8) million. The year-over-year change was mainly due to a $1.7 million reduction in the benefit for research and development credits, a $1.2 million tax expense for stock compensation that vested at a value below the issue price, and a $2.5 million benefit in 2023 related to reductions in unrecognized tax benefits.

Net income (loss)

Net income (loss) for the year ended December 31, 2024 decreased by $9.3 million, or 143.0%, to a loss of ($2.8) million compared to net income of $6.5 million in 2023. Diluted earnings (loss) per share decreased $0.27 to ($0.08) in 2024 compared to $0.19 per share in 2023. Driving this decrease were the factors noted above.

Our Segments

This Form 10-K presents Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), which is a non-GAAP financial measure when presented on a consolidated basis. This non-GAAP measure is calculated by excluding items that we believe to be infrequent or not indicative of our underlying operating performance, as well as certain non-cash expenses. We define Adjusted EBITDA as income (loss) from continuing operations before interest, income taxes, depreciation and amortization, as adjusted to eliminate the impact of restructuring charges, transaction related expenses and adjustments, non-cash stock-based compensation expenses, and other gains and losses not reflective of our ongoing operations.

We present the non-GAAP measure Adjusted EBITDA because we consider it to be an important supplemental measure of our performance. The presentation of Adjusted EBITDA enables investors to better understand our operations by removing items that we believe are not representative of our continuing operations and may distort our longer-term operating trends. We believe this measure to be useful to improve the comparability of our results from period to period and with our competitors, as well as to show ongoing results from operations distinct from items that are infrequent or not indicative of our continuing operating performance. We believe that presenting this non-GAAP measure is useful to investors because it permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate our historical performance. We believe that the presentation of this non-GAAP measure, when considered together with the corresponding GAAP financial measures and the reconciliations to that measure, provides investors with additional understanding of the factors and trends affecting our business than could be obtained in the absence of this disclosure.

Our management uses Adjusted EBITDA to evaluate the performance of and allocate resources to our segments. Adjusted EBITDA is also used, along with other financial and non-financial measures, for purposes of determining annual incentive compensation for our management team.

The following table reconciles Net income (loss) to Adjusted EBITDA for the periods indicated.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Net income (loss)	$ (2,795)	$ 6,464
Net loss attributable to non-controlling interest	—	32
Interest expense	8,540	6,527
Income tax expense (benefit)	566	(5,768)
Depreciation and amortization expense	20,252	16,953
Restructuring and other related charges	1,324	1,741
Transaction related expenses and adjustments	10,154	440
Non-cash stock-based compensation expense	10,250	7,834
Loss from write-off of assets	147	1,872
Legacy legal matters	2,000	956
Non-recurring professional fees	—	288
CEO transition	147	2,629
Gain from insurance settlement	(1,737)	—
Adjusted EBITDA	$48,848	$39,968

Our FVS segment focuses on designing and manufacturing walk-in vans for the parcel delivery, mobile retail, and trades and construction industries; the production of commercial truck bodies, upfit services, and supply of related aftermarket parts and services under the Utilimaster brand name.

Our SV segment consists of service bodies and upfit operations, operations that engineer and manufacture motorhome chassis, other specialty chassis and distribution of related aftermarket parts and assemblies. We also provide vocation-specific equipment upfit services, which are marketed and sold under the Strobes-R-Us brand.

The accounting policies of the segments are the same as those described, or referred to, in *"Note 1 – Nature of Operations and Basis of Presentation."* Interest expense and Taxes on income are not included in the information utilized by the chief operating decision maker to assess segment performance and allocate resources, and accordingly, are excluded from the segment results presented below. Appropriate expense amounts are allocated to the two reportable segments and are included in their reported operating income or loss.

For certain financial information related to each segment, see *"Note 16 – Business Segments"* of the Notes to Consolidated Financial Statements appearing in Item 8 of this Form 10-K.

Fleet Vehicles and Services

Segment Financial Data
(Dollars in Thousands)

	Year Ended December 31,			
	2024		2023	
	Amount	Percentage	Amount	Percentage
Sales	$434,193	100.0%	$541,638	100.0%
Adjusted EBITDA	$ 31,188	7.2%	$ 30,326	5.6%
Segment assets	$201,544		$241,546	

Sales in our FVS segment decreased by $107.4 million, or 19.8%, to $434.2 million in 2024 from $541.6 million in 2023. This decrease was primarily attributable to a sales volume decrease due to softening in the walk-in-van markets and lower pass-through chassis sales, partially offset by higher upfit volume.

Adjusted EBITDA in our FVS segment was $31.2 million for the year ended December 31, 2024, an increase of $0.9 million compared to $30.3 million for the year ended December 31, 2023. This increase was primarily attributable to $10.9 million favorable mix and $1.1 million higher productivity net of material, labor costs and other costs, partially offset by $11.1 million in lower volume.

FVS segment assets decreased $36.8 million primarily attributable to a $28.7 million decrease in inventories and contract assets driven by decreased sales and the completion of in-process orders, partially offset by a $3.0 million increase in accounts receivable.

Order backlog for our FVS segment decreased by $80.2 million, or 24.7%, to $244.8 million at December 31, 2024 compared to $325.0 million at December 31, 2023. This decrease was primarily due to softer parcel delivery vehicle demand. Our backlog enables visibility into future sales which can normally range from two to twelve months depending on the product.

Specialty Vehicles

Segment Financial Data
(Dollars in Thousands)

| | Year Ended December 31, | | | |
| | 2024 | | 2023 | |
	Amount	Percentage	Amount	Percentage
Sales	$347,888	100.0%	$334,743	100.0%
Adjusted EBITDA	$ 67,290	19.3%	$ 66,186	19.8%
Segment assets	$274,337		$213,509	

Sales in our SV segment increased by $13.2 million or 3.9%, to $347.9 million in 2024 compared to $334.7 million in 2023. This increase was primarily attributable higher service body sales including the impact of the ITU acquisition, partially offset by lower motorhome chassis market demand and a decline in other specialty vehicle sales.

Adjusted EBITDA for our SV segment was $67.3 million for the year ended December 31, 2024, an increase of $1.1 million compared to $66.2 million for the year ended December 31, 2023. This increase was primarily attributable to $4.9 million of favorable pricing and mix, $1.0 million higher volume including the impact of the ITU acquisition, partially offset by $4.8 million of higher manufacturing and other costs.

SV segment assets increased $60.9 million primarily attributable to a $ 15.2 million increase in goodwill and $14.0 million increase in intangible assets driven by the ITU acquisition, a $16.3 million increase in accounts receivable and contract assets and a $7.9 million increase in inventories driven by higher volume and the timing of raw material and component purchases as well as the completion of orders.

Order backlog for our SV segment decreased by $15.8 million, or 18.8%, to $68.5 million at December 31, 2024 compared to $84.3 million at December 31, 2023. This decrease was due to lower motorhome orders, partially offset by the impact of the ITU acquisition. Our backlog enables visibility into future sales which can normally range from less than one month to twelve months depending on the product.

Liquidity and Capital Resources

Cash Flows

Our cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows appearing in Item 8 of this Form 10-K, are summarized in the following table (in thousands):

| | Year Ended December 31, | |
	2024	2023
Cash provided by (used in):		
Operating activities	$ 30,056	$ 56,244
Investing activities	(61,197)	(21,114)
Financing activities	36,964	(36,721)
Net increase (decrease) in cash and cash equivalents	$ 5,823	$ (1,591)

During 2024, cash and cash equivalents increased by $5.8 million to a balance of $15.8 million as of December 31, 2024. These funds, in addition to cash generated from future operations and available credit facilities, are expected to be sufficient to finance our foreseeable liquidity and capital needs, including potential future acquisitions.

Cash Flow from Operating Activities

We generated $30.1 million of cash from operating activities during the year ended December 31, 2024, a decrease in cash provided of $26.1 million from $56.2 million of cash provided by operating activities during the year ended December 31, 2023. The $30.1 million of cash generated in 2024 was driven by a $22.2 million net inflow related to income adjusted for non-cash charges to operations and a $7.9 million net inflow related to the change in net working capital. The change in working capital in 2024 was driven by a $17.4 million inflow related to decreased receivables and contract assets and inventories primarily attributable to the completion of in process vehicles, partially offset by a $6.7 million outflow related to decreased payables primarily attributable to timing of payments within the period and a $2.8 million net outflow related to a net increase in remaining other assets and liabilities, including accrued compensation and warranty.

Cash Flow from Investing Activities

We used $61.2 million in investing activities during the year ended December 31, 2024, a $40.1 million increase compared to the $21.1 million used during the year ended December 31, 2023. The increase in cash used in investing activities is primarily attributable to $47.1 million increase in acquisition of businesses, partially offset by $7.0 million of decreased capital expenditures.

Cash Flow from Financing Activities

We generated $37.0 million of cash through financing activities during the year ended December 31, 2024, compared to $36.7 million used during the year ended December 31, 2023. The $73.7 million increase in cash generated by financing activities is primarily attributable to $51.0 million of decreased repayments on long-term debt net of borrowings and $19.0 million of decreased purchase and retirement of common stock and $3.5 million of decreased exercise and vesting of stock incentive awards.

Effect of Inflation

Inflation affects us in two principal ways. First, our revolving credit facility is generally tied to the prime and Secured Overnight Financing Rate ("SOFR") interest rates so that increases in those interest rates would be translated into additional interest expense. Second, general inflation impacts prices paid for labor, parts and supplies. Whenever possible, we attempt to cover increased costs of production and capital by adjusting the sales prices of our products. However, we generally do not attempt to negotiate inflation-based price adjustment provisions into our contracts. We have limited ability to pass on cost increases to our customers on a short-term basis. In addition, the markets we serve are competitive in nature, and competition limits our ability to pass through cost increases in many cases. We strive to minimize the effect of inflation through cost reductions and improved productivity. Refer to the Commodities Risk section in Item 7A of this Form 10-K for further information regarding commodity cost fluctuations.

Contingent Liabilities

Legal Proceedings Relating to Environmental Matters

As previously disclosed, in May 2020, the Company received an information request from the United States Environmental Protection Agency ("EPA") requesting certain information regarding emissions labels on chassis, vocational vehicles, and vehicles that the Company manufactured or imported into the U.S. between January 1, 2017 to the date the Company received the request in May 2020. The Company responded to the EPA's request and furnished the requested materials in the third quarter of 2020.

On April 6, 2022, the Company received a Notice of Violation from the EPA alleging a failure to secure certain certifications on manufactured chassis and a failure to comply with recordkeeping and reporting requirements related to supplier-provided chassis.

On September 27, 2024, the Company received the final approval from the EPA to settle this matter for $2.0 million. We paid the settlement in full in October of 2024.

<u>Debt</u>

On November 30, 2021, we entered into an Amended and Restated Credit Agreement (the "Credit Agreement") by and among us and certain of our subsidiaries as borrowers, Wells Fargo Bank, N.A., as administrative agent, and the lenders party thereto consisting of Wells Fargo, N.A., JPMorgan Chase Bank, N.A., PNC Bank, N.A. and Bank of America, N.A. (the "Lenders"). Certain of our other subsidiaries have executed guaranties guarantying the borrowers' obligations under the Credit Agreement.

On March 27, 2024, we entered into the Second Amendment to Amended and Restated Credit Agreement (the "Credit Agreement"). The Credit Agreement, among other things, (i) reduced the revolving credit commitments from $400.0 million to $300.0 million, (ii) increased the applicable margin for term Secured Overnight Financing Rate ("SOFR") loans and base rate loans, (iii) adjusted the calculation of debt for purposes of determining the leverage ratio and (iv) temporarily increased the maximum leverage ratio through June 30, 2024.

Under the Credit Agreement, we may borrow up to $300.0 million from the Lenders under a secured revolving credit facility which matures November 30, 2026. We may also request an increase in the facility of up to $200.0 million in the aggregate, subject to customary conditions. The revolving credit facility is also available for the issuance of letters of credit of up to $20.0 million and swing line loans of up to $10.0 million, subject to certain limitations and restrictions. The revolving credit facility carries an interest rate of either (i) the highest of prime rate, the federal funds effective rate from time to time plus 0.5%, or the one month adjusted SOFR including a credit spread adjustment plus 2.0%; or (ii) adjusted SOFR, in each case plus a margin based upon our ratio of debt to earnings from time to time. The applicable borrowing rate including the margin was 6.2% (or one-month SOFR including a credit spread adjustment plus 1.75%) at December 31, 2024. The revolving credit facility is secured by security interests in, and liens on, all assets of the borrowers and guarantors, other than real property and certain other excluded assets. At December 31, 2024 and December 31, 2023, we had outstanding letters of credit totaling $1.9 million and $1.6 million, respectively, related to our workers' compensation insurance.

Under the terms of our Credit Agreement, available borrowings (exclusive of outstanding borrowings) totaled $78.0 million and $83.2 million at December 31, 2024 and December 31, 2023, respectively. The Credit Agreement requires us to maintain certain financial ratios and other financial covenants; prohibits us from incurring additional indebtedness; limits certain acquisitions, investments, advances or loans; limits our ability to pay dividends in certain circumstances; and restricts substantial asset sales, all subject to certain exceptions and baskets. Our net leverage ratio limits available borrowings. At December 31, 2024 and December 31, 2023, we were in compliance with all covenants in our Credit Agreement.

<u>Material Cash Requirements</u>

We are party to contractual obligations involving commitments to make payments to third parties, and such commitments require a material amount of cash. As part of our normal course of business, we enter into contracts with suppliers for purchases of certain raw materials, components, and services to facilitate adequate supply of these materials and services. These arrangements may contain fixed or minimum quantity purchase requirements.

Our current cash position, available borrowing capacity on our credit facilities, and the cash flows we expect to generate from continuing operations are expected to be sufficient to finance our operating and capital needs, including day to day operations, capital expenditures, research and development, investments in information technology systems, dividends and potential future acquisitions, for at least the next twelve months and the foreseeable future thereafter.

Our future contractual obligations, as described above, are summarized below.

	Payments Due by Period (in thousands)				
	Total	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**More than 5 Years**
Debt[1]	$106,289	5,890	100,399	—	—
Operating lease obligations	48,226	10,924	15,336	8,762	13,204
Total contractual obligations	$154,515	$16,814	$115,735	$8,762	$13,204

----

(1) Debt includes revolving credit facility estimated interest payments and payments on finance leases. The interest payments on the related variable rate debt were calculated using the effective interest rate of 6.2% at December 31, 2024.

February 22, 2022, we announced that our Board of Directors had authorized the repurchase of up to $250.0 million of our common stock. The repurchase authorization does not have an expiration date. We believe that we have sufficient resources to fund any potential stock buyback in which we may engage over the long-term, although we are currently restricted from repurchasing our common stock under the terms of the Merger Agreement.

Dividends

We paid dividends on our outstanding common shares in 2024 and 2023 as shown in the table below.

Date dividend declared	Record date	Payment date	Dividend per share ($)
Oct. 30, 2024	Nov. 15, 2024	Dec. 16, 2024	0.05
Aug. 2, 2024	Aug. 16, 2024	Sep. 16, 2024	0.05
May 3, 2024	May 17, 2024	Jun. 17, 2024	0.05
Feb. 1, 2024	Feb. 16, 2024	Mar. 18, 2024	0.05
Oct. 31, 2023	Nov. 16, 2023	Dec. 15, 2023	0.05
Aug. 2, 2023	Aug. 17, 2023	Sep. 18, 2023	0.05
May 2, 2023	May 17, 2023	Jun. 20, 2023	0.05
Jan. 31, 2023	Feb. 17, 2023	Mar. 17, 2023	0.05

Critical Accounting Policies and Estimates

The following discussion of critical accounting policies and estimates is intended to supplement "Note 1 – *Nature of Operations and Basis of Presentation*" of the Notes to Consolidated Financial Statements appearing in Item 8 of this Form 10-K. These policies were selected because they are broadly applicable within our operating units and they involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related statement of income, asset and/or liability amounts.

Revenue Recognition

Essentially all of our revenue is generated through contracts with our customers. We may recognize revenue over time or at a point in time when or as obligations under the terms of a contract with our customer are satisfied, depending on the terms and features of the contract and the products supplied. Our contracts generally do not have any significant variable consideration. The collectability of consideration on the contract is reasonably assured before revenue is recognized. On certain vehicles, payment may be received in advance of us satisfying our performance obligations. Such payments are recorded in Contract liabilities on the Consolidated Balance Sheets. The corresponding performance obligations are generally satisfied within one year of the contract inception. We have elected to utilize the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred because the amortization period for the prepaid costs that would have otherwise been deferred and amortized is one year or less. We use an observable price to allocate the stand-alone selling price to separate performance obligations within a contract or a cost-plus margin approach when an observable price is not available. The estimated costs to fulfill our base warranties are recognized as expense when the products are sold.

Revenue for parts sales for both segments is recognized at the time that control and risk of ownership has passed to the customer, which is generally, when the ordered part is shipped to the customer. Historical return rates on parts sales have been immaterial.

Revenue for upfit and field service contracts and walk-in vans and truck bodies built on a chassis owned and controlled by the customer is recognized over time, as equipment is installed in the customer's vehicle, repairs and enhancements are made to the customer's vehicles, or as the vehicles are built.

For certain of our vehicles and chassis, we sell separately priced service contracts that provide roadside assistance or extend certain warranty coverage beyond our base warranty agreements. These separately priced contracts range from one to six years from the date of the shipment of the related vehicle or chassis. We receive payment with the shipment of the related vehicle or at the inception of the extended service contract, if later, and recognize revenue over the coverage term of the agreement, generally on a straight-line basis, which approximates the pattern of costs expected to be incurred in satisfying the obligations under the contract.

Business Combinations

When acquiring other businesses, we recognize identifiable assets acquired and liabilities assumed at their acquisition date estimated fair values, and separately from any goodwill that may be required to be recognized. Goodwill, when recognizable, is measured as the excess amount of any consideration transferred, which is measured at fair value, over the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.

We determine the estimated fair values using information available to us and engage independent third-party valuation specialists when necessary. Accounting for such acquisitions requires us to make significant assumptions and estimates, typically regarding projections of sales, cash flows, and discount rates. These significant assumptions and estimates are adjusted during the measurement period for a period of up to one year after the acquisition date. Costs incurred to effect an acquisition, such as legal, accounting, valuation or other third-party costs, as well as internal general and administrative costs incurred are charged to expense in the periods incurred.

Goodwill and Other Indefinite-Lived Intangible Assets

In accordance with authoritative guidance on goodwill and other indefinite-lived intangible assets, such assets are tested for impairment at least annually, and written down when and to the extent impaired. We perform our annual impairment test for goodwill and indefinite-lived intangible assets as of October 1 of each year, or more frequently if an event occurs or conditions change that would more likely than not reduce the fair value of the asset below its carrying value.

We estimate the fair value of acquired intangible assets using various valuation techniques. The primary valuation techniques used include forms of the income approach, specifically the relief-from-royalty and multi-period excess earnings valuation methods. Under these valuation approaches, we are required to make estimates and assumptions from a market participant perspective, which may include revenue growth rates, estimated earnings, royalty rates, contributory asset charges, customer attrition and discount rates. Under the multi-period excess earnings method, value is estimated as the present value of the benefits anticipated from ownership of the asset, in excess of the returns required on the investment in contributory assets that are necessary to realize those benefits. The intangible asset's estimated earnings are determined as the residual earnings after quantifying estimated earnings from contributory assets. Under the relief-from-royalty method, we calculate the cost savings associated with owning rather than licensing the assets. Assumed royalty rates are applied to projected revenue for the remaining useful lives of the assets to estimate the royalty savings.

As of October 1, 2024, the most recent annual goodwill impairment assessment date, two reporting units were determined for goodwill impairment testing: Fleet Vehicles and Services and Specialty Vehicles. We performed a quantitative impairment test by comparing the fair value of each reporting unit with its carrying amount, including goodwill and concluded no risk of impairment for both reporting units.

We first assess qualitative factors including, but not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for our products and current and forecasted financial performance to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine that it is more likely than not that the fair value of the reporting unit is greater than its carrying amount, we are not required to calculate the fair value of a reporting unit. We have the option to bypass this qualitative assessment and proceed to a quantitative goodwill impairment assessment. If we elect to bypass the qualitative assessment, or if after completing the assessment it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying value, we perform an impairment test by comparing the fair value of a reporting unit with its carrying amount, including goodwill.

The fair value of the reporting unit is determined by estimating the future cash flows of the reporting unit to which the goodwill relates, and then discounting the future cash flows at a market-participant-derived weighted-average cost of capital ("WACC"). In determining the estimated future cash flows, we consider current and projected future levels of income based on our plans for that business; business trends, prospects and market and economic conditions; and market-participant considerations. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered to not be impaired. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to the excess, up to the value of the goodwill.

We evaluate the recoverability of our indefinite lived intangible assets by comparing the estimated fair value of the trade names with their carrying values. We estimate the fair value of our trade names based on estimates of future royalty payments that are avoided through our ownership of the trade name, discounted to their present value. In determining the estimated fair value of the trade names, we consider current and projected future levels of revenue based on our plans for branded products, business trends, prospects and market and economic conditions.

Significant judgments inherent in these analyses include assumptions about appropriate sales growth rates, WACC and the amount of expected future net cash flows. The judgments and assumptions used in the estimate of fair value are generally consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. The determination of fair value is highly sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of the reporting units and trade name.

See ''Note 5 – *Goodwill and Intangible Assets*'' in the Notes to Consolidated Financial Statements appearing in Item 8 of this Form 10-K for further details on our goodwill and indefinite-lived intangible assets.

Warranties

Our policy is to record a provision for the estimated cost of warranty-related claims at the time of the sale, and periodically adjust the warranty liability to reflect actual experience. The amount of warranty liability accrued reflects actual historical warranty cost, which is accumulated on specific identifiable units. From that point, there is a projection of the expected future cost of honoring our obligations under the warranty agreements. Historically, the cost of fulfilling our warranty obligations has principally involved replacement parts and labor for field retrofit campaigns and recalls, which increase the reserve. Our estimates are based on historical experience, the number of units involved, and the extent of features and components included in product models. See ''Note 10 – *Commitments and Contingent Liabilities*'' in the Notes to Consolidated Financial Statements appearing in Item 8 of this Form 10-K for further information regarding warranties.

Provision for Income Taxes

We account for income taxes under a method that requires deferred income tax assets and liabilities to be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Authoritative guidance also requires deferred income tax assets, which include state tax credit carryforwards, operating loss carryforwards and deductible temporary differences, be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

We evaluate the likelihood of realizing our deferred income tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include our forecast of future taxable income, the projected reversal of temporary differences and available tax planning strategies that could be implemented to realize the net deferred income tax assets.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. Although management believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

Interest and penalties attributable to income taxes are recorded as a component of income taxes.

On October 8, 2021, the OECD announced that members of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (the ''Inclusive Framework'') agreed to a two-pillar solution to address the tax challenges associated with the digitalization of the economy. On December 20, 2021, the OECD released the Pillar Two model rules, which define the global minimum tax and call for the taxation of large corporations at a minimum rate of 15 percent. The OECD has since issued commentary and additional administrative guidance related to the Inclusive Framework agreement. The Company has evaluated the enacted legislation and concluded that it is not currently within the scope of Pillar Two. We will continue to monitor regulatory developments to assess potential impacts on our consolidated financial statements as additional guidance is released.''

New and Pending Accounting Policies

See "Note 1 – *Nature of Operations and Basis of Presentation*" in the Notes to Consolidated Financial Statements appearing in Item 8 of this Form 10-K.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

We are exposed to market risks related to changes in interest rates and the effect of such a change on outstanding variable rate short-term and long-term debt. At December 31, 2024, we had $95.0 million debt outstanding under our revolving credit facility. An increase of 100 basis points in interest rates would result in $1.0 million of incremental interest expense on an annualized basis. We believe that we have sufficient financial resources to accommodate this hypothetical increase in interest rates. We do not enter into market-risk-sensitive instruments for trading or other purposes.

Commodities Risk

We are also exposed to changes in the prices of raw materials, primarily steel and aluminum, along with components that are made from these raw materials. We generally do not enter into derivative instruments for the purpose of managing exposures associated with fluctuations in steel and aluminum prices. We do, from time to time, engage in pre-buys of components that are impacted by changes in steel, aluminum and other commodity prices in order to mitigate our exposure to such price increases and align our costs with prices quoted in specific customer orders. We also actively manage our material supply sourcing and may employ various methods to limit risk associated with commodity cost fluctuations due to normal market conditions and other factors including tariffs. See Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part 1, Item 7 of this Form 10-K for information on the impacts of changes in input costs during the year ended December 31, 2024.

We do not believe that there has been a material change in the nature or categories of the primary market risk exposures or in the particular markets that present our primary risk of loss. As of the date of this report, we do not know of or expect any material changes in the general nature of our primary market risk exposure in the near term. In this discussion, "near term" means a period of one year following the date of the most recent balance sheet contained in this report.

Prevailing interest rates, interest rate relationships and commodity costs are primarily determined by market factors that are beyond our control. All information provided in response to this item consists of forward-looking statements. Reference is made to the section captioned "Forward-Looking Statements" before Part I of this Form 10-K for a discussion of the limitations on our responsibility for such statements.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Shyft Group, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Shyft Group, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Quantitative assessment of goodwill impairment – Refer to Notes 1 and 5 to the consolidated financial statements

Critical Audit Matter Description

The Company conducts its annual goodwill impairment test on October 1 of each year and monitors for interim triggering events on an ongoing basis. The fair value of the reporting unit is determined by estimating the future cash flows of the reporting unit to which the goodwill relates, and then discounting the future cash flows at a market-participant-derived weighted average cost of capital (''WACC''). The fair value estimates contain uncertainties as they require management to make assumptions including, but not limited to future cash flows of its reporting units and an appropriate WACC. The Company performed a quantitative assessment of goodwill assigned to the Fleet Vehicles and Services and Specialty Vehicles reporting units.

The Company's goodwill balance was $64.1 million as of December 31, 2024, of which $15.3 million was allocated to the Fleet Vehicles and Services reporting unit (''FVS'') and $48.8 million was allocated to the Specialty Vehicles reporting unit (''SV'') (collectively referred to as the ''reporting units''). The estimated fair value for both reporting units exceeded their carrying value.

Given the significant judgments made by management to estimate the fair value of the reporting units, performing audit procedures to evaluate the reasonableness of management's assumptions related to future cash flows and WACC required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to future cash flows and WACC for the reporting units included the following, among others:

- We tested the effectiveness of controls over the Company's goodwill impairment test and determination of related assumptions, including those over future cash flows and WACC.

- We evaluated management's ability to forecast future cash flows by comparing actual reporting unit results to management's historical forecasts.

- We evaluated the reasonableness of management's forecast of future cash flows by comparing the estimate of future cash flows to:

  - Historical sales and EBITDA

  - Internal communications to management and the Board of Directors

  - Forecasted information included in Company press releases, analyst and industry reports of the Company and companies in its peer group.

- With the assistance of our fair value specialists, we tested the underlying source information, and the mathematical accuracy of the estimate of future cash flows within the fair value calculations.

- With the assistance of our fair value specialists, we evaluated the WACC by:

  - Testing the underlying source information and the mathematical accuracy of the calculation

  - Developing a range of independent estimates and compared those to the rate used by management.

/s/ Deloitte & Touche LLP

Detroit, Michigan
February 20, 2025

We have served as the Company's auditor since 2021.

THE SHYFT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 15,780	$ 9,957
Accounts receivable, less allowance of $533 and $276	86,677	79,573
Contract assets	40,896	50,305
Inventories	109,859	105,135
Other receivables – chassis pool agreements	37,032	34,496
Other current assets	7,346	7,462
Total current assets	297,590	286,928
Property, plant and equipment, net	81,067	83,437
Right of use assets – operating leases	41,101	45,827
Goodwill	64,094	48,880
Intangible assets, net	59,064	45,268
Net deferred tax assets	23,545	17,300
Other assets	2,287	2,409
TOTAL ASSETS	$568,748	$530,049
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 95,128	$ 99,855
Accrued warranty	7,653	7,231
Accrued compensation and related taxes	16,198	13,526
Contract liabilities	3,553	4,756
Operating lease liability	9,677	10,817
Other current liabilities and accrued expenses	12,798	11,965
Short-term debt – chassis pool agreements	37,032	34,496
Current portion of long-term debt	235	185
Total current liabilities	182,274	182,831
Other non-current liabilities	9,772	8,184
Long-term operating lease liability	33,156	36,724
Long-term debt, less current portion	95,223	50,144
Total liabilities	320,425	277,883
Commitments and contingent liabilities		
Shareholders' equity:		
Preferred stock, no par value: 2,000 shares authorized (none issued)	—	—
Common stock, no par value: 80,000 shares authorized; 34,917 and 34,303 outstanding	99,752	93,705
Retained earnings	148,571	158,461
Total shareholders' equity	248,323	252,166
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$568,748	$530,049

See accompanying Notes to Consolidated Financial Statements.

THE SHYFT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31		
	2024	**2023**	**2022**
Sales	$786,176	$872,198	$1,027,164
Cost of products sold	628,986	721,840	846,731
Gross profit	157,190	150,358	180,433
Operating expenses:			
Research and development	16,319	25,185	25,324
Selling, general and administrative	136,764	118,420	107,600
Total operating expenses	153,083	143,605	132,924
Operating income	4,107	6,753	47,509
Other income (expense):			
Interest expense	(8,540)	(6,527)	(2,833)
Other income (expense)	2,204	470	(750)
Total other expense	(6,336)	(6,057)	(3,583)
Income (loss) before income taxes	(2,229)	696	43,926
Income tax expense (benefit)	566	(5,768)	7,368
Net income (loss)	(2,795)	6,464	36,558
Less: net (loss) attributable to non-controlling interest	—	(32)	—
Net income (loss) attributable to Shyft Group, Inc.	$ (2,795)	$ 6,496	$ 36,558
Basic earnings (loss) per share	$ (0.08)	$ 0.19	$ 1.04
Diluted earnings (loss) per share	$ (0.08)	$ 0.19	$ 1.03
Basic weighted average common shares outstanding	34,427	34,721	35,073
Diluted weighted average common shares outstanding	34,427	34,861	35,494

See accompanying Notes to Consolidated Financial Statements.

THE SHYFT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except per share data)

	Number of Shares	Common Stock	Retained Earnings	Non-Controlling Interest	Total Shareholders' Equity
Balance at January 1, 2022..................	35,416	$95,375	$171,379	$101	$266,855
Issuance of common stock and tax impact of stock incentive plan	18	(8,414)	—	—	(8,414)
Dividends declared ($0.20 per share)...........	—	—	(7,135)	—	(7,135)
Purchase and retirement of common stock	(607)	(1,598)	(25,191)	—	(26,789)
Issuance of restricted stock, net of cancellation ..	239	—	—	—	—
Stock-based compensation expense	—	7,619	—	—	7,619
Net income	—	—	36,558	—	36,558
Balance at December 31, 2022................	35,066	$92,982	$175,611	$101	$268,694
Issuance of common stock and tax impact of stock incentive plan	21	(4,460)	—	—	(4,460)
Dividends declared ($0.20 per share)...........	—	—	(7,101)	—	(7,101)
Purchase and retirement of common stock	(1,023)	(2,651)	(16,545)	—	(19,196)
Distribution to Non-controlling interest owner ...	—	—	—	(69)	(69)
Issuance of restricted stock, net of cancellation ..	239	—	—	—	—
Stock-based compensation expense	—	7,834	—	—	7,834
Net income (loss)	—	—	6,496	(32)	6,464
Balance at December 31, 2023................	34,303	$93,705	$158,461	$ —	$252,166
Issuance of common stock and tax impact of stock incentive plan	48	(4,203)	—	—	(4,203)
Dividends declared ($0.20 per share)...........	—	—	(7,095)	—	(7,095)
Issuance of restricted stock, net of cancellation ..	566	—	—	—	—
Stock-based compensation expense	—	10,250	—	—	10,250
Net loss	—	—	(2,795)	—	(2,795)
Balance at December 31, 2024................	34,917	$99,752	$148,571	$ —	$248,323

See accompanying Notes to Consolidated Financial Statements.

THE SHYFT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income (loss)	$ (2,795)	$ 6,464	$ 36,558
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	20,252	16,953	14,774
Non-cash stock based compensation expense	10,250	7,834	7,619
Deferred income taxes	(6,245)	(6,911)	(5,510)
Loss on disposal of assets	677	389	826
Changes in accounts receivable and contract assets	11,372	72,857	(93,989)
Changes in inventories	5,988	(4,975)	(32,977)
Changes in accounts payable	(6,687)	(27,963)	41,302
Changes in accrued compensation and related taxes	(586)	(908)	(4,630)
Changes in accrued warranty	422	70	1,186
Changes in other assets and liabilities	(2,592)	(7,566)	15,998
Net cash provided by (used in) operating activities	30,056	56,244	(18,843)
Cash flows from investing activities:			
Purchases of property, plant and equipment	(13,661)	(20,733)	(20,564)
Proceeds from sale of property, plant and equipment	95	119	148
Acquisition of businesses, net of cash acquired	(47,631)	(500)	—
Net cash used in investing activities	(61,197)	(21,114)	(20,416)
Cash flows from financing activities:			
Proceeds from long-term debt	150,000	132,500	145,000
Payments on long-term debt	(105,000)	(138,500)	(89,000)
Payments of dividends	(6,976)	(7,109)	(7,148)
Purchase and retirement of common stock	(113)	(19,083)	(26,789)
Exercise and vesting of stock incentive awards	(947)	(4,460)	(8,414)
Distribution to non-controlling interest owner	—	(69)	—
Net cash provided by (used in) financing activities	36,964	(36,721)	13,649
Net increase (decrease) in cash and cash equivalents	5,823	(1,591)	(25,610)
Cash and cash equivalents at beginning of year	9,957	11,548	37,158
Cash and cash equivalents at end of year	$ 15,780	$ 9,957	$ 11,548

See accompanying Notes to Consolidated Financial Statements.

THE SHYFT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

As used herein, the term "Company", "we", "us" or "our" refers to The Shyft Group, Inc. and its subsidiaries unless designated or identified otherwise.

Nature of Operations

We are a niche market leader in specialty vehicle manufacturing and assembly for the commercial vehicle (including last-mile delivery, specialty service and vocation-specific upfit) and recreational vehicle industries. Our products include walk-in vans and truck bodies used in e-commerce/parcel delivery, upfit equipment used in the mobile retail and utility trades, service and vocational truck bodies, luxury Class A diesel motorhome chassis and contract manufacturing and assembly services. We also supply replacement parts and offer repair, maintenance, field service and refurbishment services for the vehicles that we manufacture as well as truck accessories.

The Aebi Schmidt Transaction

On December 16, 2024, we entered into that certain Agreement and Plan of Merger, dated as of December 16, 2024 (the "Merger Agreement"), by and among the Company, Aebi Schmidt Holding AG, a Switzerland Aktiengesellschaft ("Aebi Schmidt"), ASH US Group, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Aebi Schmidt ("Holdco"), and Badger Merger Sub, Inc., a Michigan corporation and direct, wholly owned subsidiary of Holdco ("Merger Sub"), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger", and the time at which the Merger is effective, the "Effective Time"), with the Company surviving the Merger as a direct, wholly owned subsidiary of Holdco and as an indirect, wholly owned subsidiary of Aebi Schmidt (the transactions contemplated by the Merger Agreement, the "Transactions").

At the Effective Time, each share of our common stock issued and outstanding as of immediately prior to the Effective Time (other than any shares of our common stock that are held as of immediately prior to the Effective Time by Holdco, Aebi Schmidt, Merger Sub or any of their respective subsidiaries) will automatically be converted into the right to receive 1.040166432 fully paid and nonassessable shares of common stock, par value $1.00 per share, of Aebi Schmidt ("Aebi Schmidt Common Stock"), on the terms and subject to the conditions set forth in the Merger Agreement.

Following the closing of the Transactions (the "Closing"), the holders of shares of our common stock as of immediately prior to the Effective Time will own approximately 48% of the issued and outstanding shares of Aebi Schmidt Common Stock and the holders of shares of Aebi Schmidt Common Stock as of immediately prior to the Effective Time will own approximately 52% of the issued and outstanding shares of Aebi Schmidt Common Stock.

As of immediately following the Effective Time, the board of directors of Aebi Schmidt (the "Aebi Schmidt Board") will be composed of eleven members, six of whom will be designated by Aebi Schmidt and five of whom will be designated by the Company. James A. Sharman, the Chairman of our Board of Directors as of immediately prior to the Effective Time, will serve as the Chairman of the Aebi Schmidt Board following the Effective Time. The Merger Agreement includes a covenant requiring the Company and Aebi Schmidt to cooperate in good faith until the Closing to agree on a new name and ticker symbol for Aebi Schmidt.

The Closing is is expected to occur in mid-2025, subject to certain closing conditions, including, among others, (a) the affirmative vote of the holders of a majority of the outstanding shares of our common stock, (b) the approval by a two-thirds majority of the shares of Aebi Schmidt Common Stock represented at an extraordinary meeting of the shareholders of Aebi Schmidt of the Transactions and debt financing, (c) the expiration or termination of any waiting periods (or any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (d) the receipt of certain required regulatory consents, approvals, non-disapprovals and other authorizations under certain applicable antitrust and foreign direct investment laws and regulations specified in the Merger Agreement. The obligation of the Company to consummate the Closing is further conditioned on Aebi Schmidt obtaining debt financing substantially concurrently with the Closing.

THE SHYFT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

Principles of Consolidation

The consolidated financial statements include our accounts and the accounts of our wholly owned subsidiary, The Shyft Group USA, Inc. and its subsidiaries. All inter-company transactions have been eliminated.

Non-Controlling Interest. In the fourth quarter of 2023, the liquidation of the Spartan-Gimaex joint venture was completed. At December 31, 2022, The Shyft Group USA, Inc. held a 50% share in Spartan-Gimaex, however, due to the management and operational structure of the joint venture, The Shyft Group USA, Inc. was considered to have had the ability to control the operations of Spartan-Gimaex. Accordingly, Spartan-Gimaex was reported as a consolidated subsidiary of The Shyft Group, Inc. The joint venture was not active and the liquidation was substantially complete.

Use of Estimates. In the preparation of our financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"), management uses estimates and makes judgments and assumptions that affect asset and liability values and the amounts reported as income and expense during the periods presented. Certain of these estimates, judgments and assumptions, such as the allowance for credit losses, warranty expenses, impairment assessments of tangible and intangible assets, and the provision for income taxes, are particularly sensitive. If actual results are different from estimates used by management, they may have a material impact on the financial statements.

Revenue Recognition. Essentially all of our revenue is generated through contracts with our customers. We may recognize revenue over time or at a point in time when or as obligations under the terms of a contract with our customer are satisfied, depending on the terms and features of the contract and the products supplied. Our contracts generally do not have any significant variable consideration. The collectability of consideration on the contract is reasonably assured before revenue is recognized. On certain vehicles, payment may be received in advance of us satisfying our performance obligations. Such payments are recorded in Contract liabilities on the Consolidated Balance Sheets. The corresponding performance obligations are generally satisfied within one year of the contract inception. In such cases, we have elected to apply the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component. The financing impact on contracts that contain performance obligations that are not expected to be satisfied within one year are expected to be immaterial to our consolidated financial statements.

We have elected to utilize the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred because the amortization period for the prepaid costs that would have otherwise been deferred and amortized is one year or less. We use an observable price to allocate the stand-alone selling price to separate performance obligations within a contract or a cost-plus margin approach when an observable price is not available. The estimated costs to fulfill our base warranties are recognized as expense when the products are sold (see "Note 10 – *Commitments and Contingent Liabilities*" for further information on warranties). Our contracts with customers do not contain a provision for product returns, except for contracts related to certain parts sales.

Revenue for parts sales for all segments is recognized at the time that control has passed to the customer, which is generally when the ordered part is shipped to the customer. Historical return rates on parts sales have been immaterial.

For certain of our vehicles and chassis, we sell separately priced service contracts that provide roadside assistance or extend certain warranty coverage beyond our base warranty agreements. These separately priced contracts range from one to six years from the date of the shipment of the related vehicle or chassis. We receive payment with the shipment of the related vehicle or at the inception of the extended service contract, if later, and recognize revenue over the coverage term of the agreement, generally on a straight-line basis, which approximates the pattern of costs expected to be incurred in satisfying the obligations under the contract.

Distinct revenue recognition policies for our segments are as follows:

Fleet Vehicles and Services ("FVS")

Our walk-in vans and truck bodies are generally built on a chassis that is owned and controlled by the customer. Due to the customer ownership of the chassis, the performance obligation for these walk-in vans and truck bodies is satisfied as the vehicles are built. Accordingly, the revenue and corresponding cost of products sold associated with these contracts are recognized over time based on the inputs completed for a given performance obligation during the reporting period. Certain contracts will specify that a walk-in van or truck body is to be built on a chassis that we purchase and subsequently sell to the customer. The revenue on these contracts is recognized at the time that the performance obligation is satisfied, and control and risk of ownership has passed to the customer, which is generally upon shipment of the vehicle from our manufacturing facility to the customer or receipt of the vehicle by the customer, depending on contract terms. We have elected to treat shipping and handling costs subsequent to transfer of control as fulfillment activities and, accordingly, recognize these costs as the revenue is recognized.

Revenue for upfit and field service contracts is recognized over time, as equipment is installed in the customer's vehicle or as repairs and enhancements are made to the customer's vehicles. Revenue and the corresponding cost of products sold is estimated based on the inputs completed for a given performance obligation. Our receivables are generally collected in less than three months, in accordance with our underlying payment terms.

Specialty Vehicles ("SV")

We recognize revenue and the corresponding cost of products sold on the sale of motorhome chassis and service bodies where we own the chassis when the performance obligation is completed and control and risk of ownership of the chassis has passed to our customer, which is generally upon shipment of the chassis or vehicle to the customer. We have elected to treat shipping and handling costs subsequent to transfer of control as fulfillment activities and, accordingly, recognize these costs as the revenue is recognized.

Revenue for service bodies where the customer owns the chassis, upfit and field service contracts is recognized over time, as equipment is installed in the customer's vehicle or as repairs and enhancements are made to the customer's vehicles. Revenue and the corresponding cost of products sold is estimated based on the inputs completed for a given performance obligation. Our receivables are generally collected in less than three months, in accordance with our underlying payment terms.

Business Combinations. When acquiring other businesses, we recognize identifiable assets acquired and liabilities assumed at their acquisition date estimated fair values, and separately from any goodwill that may be required to be recognized. Goodwill, when recognizable, is measured as the excess amount of any consideration transferred, which is measured at fair value, over the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.

Accounting for such acquisitions requires us to make significant assumptions and estimates and are adjusted during the measurement period for a period of up to one year after the acquisition date. Costs incurred to effect an acquisition, such as legal, accounting, valuation or other third-party costs, as well as internal general and administrative costs incurred are charged to expense in the periods incurred.

Shipping and Handling of Products. Costs incurred related to the shipment and handling of products are classified in cost of products sold. Amounts billed to customers for shipping and handling of products are included in sales.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand, cash on deposit, treasuries and money market funds. We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable. Our receivables are subject to credit risk, and we do not typically require collateral on our accounts receivable. We perform periodic credit evaluations of our customers' financial condition and generally require a security interest in the products sold. Receivables generally are due within 30 to 60 days. We maintain an allowance for customer accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance for doubtful accounts consistent with it reflecting related lifetime expected credit losses, management considers relevant information about past events, current conditions and reasonable and supportable forecasts that affect the collectability of financial assets.

Inventories. Inventories are stated at the lower of first-in, first-out cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less cost to sell and considers our current assessment of general market and economic conditions, slow-moving inventory, and future demands.

Contract Assets. Contract assets arise upon the transfer of goods or services to a customer before the customer pays consideration. The Company presents the contract as either a contract asset or as a receivable, depending on the nature of the entity's right to consideration for its performance. Contract assets are a right to consideration in exchange for goods or services that the Company has transferred to a customer, when the right is conditioned on something other than the passage of time.

Property, Plant and Equipment. Property, plant and equipment is stated at cost and the related assets are depreciated over their estimated useful lives on a straight-line basis for financial statement purposes and an accelerated method for income tax purposes. Cost includes an amount of interest associated with significant capital projects. Estimated useful lives range from 20 years for buildings and improvements, three to 15 years for plant machinery and equipment, three to seven years for furniture and fixtures and three to five years for vehicles. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. Maintenance and repair costs are charged to earnings, while expenditures that increase asset lives are capitalized. We review our property, plant and equipment, along with all other long-lived assets that have finite lives, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. See "Note 6 – *Property, Plant and Equipment*" for further information on our property and equipment.

Goodwill and Other Intangible Assets. Goodwill represents the excess of the cost of a business combination over the fair value of the net assets acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to impairment tests on an annual basis, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is allocated to the reporting unit from which it was created. A reporting unit is an operating segment or sub-segment to which goodwill is assigned when initially recorded. We review indefinite lived intangible assets annually for impairment by comparing the carrying value of those assets to their fair value.

Other intangible assets with finite lives are amortized over their estimated useful lives and are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

We perform our annual goodwill and indefinite lived intangible assets impairment test as of October 1 and monitor for interim triggering events on an ongoing basis. For goodwill we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Under authoritative guidance, we are not required to calculate the fair value of a reporting unit unless we determine that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. We have the option to bypass the qualitative assessment and proceed to a quantitative impairment test.

If we elect to bypass the qualitative assessment for a reporting unit, or if after completing the assessment we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative impairment test, whereby we compare the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of the reporting unit is determined by estimating the future cash flows of the reporting unit to which the goodwill relates, and then discounting the future cash flows at a market-participant-derived weighted-average cost of capital ("WACC"). In determining the estimated future cash flows, we consider current and projected future levels of income based on our plans for that business; business trends, prospects and market and economic conditions; and market-participant considerations. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered to not be impaired. If the carrying amount of the reporting unit exceeds its estimated fair value, an impairment loss is recognized in an amount equal to the excess, up to the carrying value of the goodwill.

We evaluate the recoverability of our indefinite lived intangible assets by comparing the estimated fair value of the trade names with their carrying values. We estimate the fair value of our trade names based on estimates of future royalty payments that are avoided through our ownership of the trade name, discounted to their present value. In determining the estimated fair value of the trade names, we consider current and projected future levels of sales based on our plans for those branded products, business trends, prospects and market and economic conditions.

Significant judgments inherent in these assessments and analyses include assumptions about macroeconomic and industry conditions, appropriate sales growth rates, WACC and the amount of expected future net cash flows. The judgments and assumptions used in the estimate of fair value are generally consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change because of changing economic and competitive conditions. The determination of fair value is highly sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of the reporting units and trade names. See "Note 5 – *Goodwill and Intangible Assets*" for further details on our goodwill and other intangible assets.

Warranties. Our policy is to record a provision for the estimated cost of warranty-related claims at the time of the sale, and periodically adjust the warranty liability to reflect actual experience. The amount of warranty liability accrued reflects management's best estimate of the expected future cost of honoring our obligations under the warranty agreements. Expense related to warranty liabilities accrued for product sales, as well as adjustments to pre-existing warranty liabilities, are reflected within Cost of products sold on our Consolidated Statements of Operations. Our estimates are based on historical experience, the number of units involved, and the extent of features and components included in product models. See "Note 10 – *Commitments and Contingent Liabilities*" for further information regarding warranties.

Contract Liabilities. We sometimes receive advance payments from customers for product orders and record these amounts as liabilities. We accept such deposits when presented by customers seeking improved pricing in connection with orders that are placed for products to be manufactured and sold at a future date. Sales associated with these deposits are recognized over time based on the inputs completed for a given performance obligation during the reporting period or deferred and recognized upon shipment of the related product to the customer depending on the terms of the contract.

Research and Development. Our research and development costs, which consist of compensation costs, travel and entertainment, administrative expenses and new product development among other items, are expensed as incurred.

Taxes on Income. We recognize deferred income tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carryforwards that result from events that have been recognized in either the financial statements or the tax returns, but not both.

We establish valuation allowances for deferred income tax assets in accordance with GAAP, which provides that such valuation allowances shall be established unless realization of the income tax benefits is more likely than not. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. At each reporting period, we consider the scheduled reversal of deferred tax liabilities, available taxes in carryback periods, tax planning strategies and projected future taxable income in making this assessment.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

Interest and penalties attributable to income taxes are recorded as a component of income taxes. See "Note 8 – *Taxes on Income*" for further details on our income taxes.

Earnings Per Share. Basic earnings per share is based on the weighted average number of common shares outstanding during the period. Diluted earnings per share also include the dilutive effect of additional potential common shares issuable from stock-based awards and are determined using the treasury stock method. Basic earnings per share

(Dollar amounts in thousands, except per share data)

represents net earnings divided by basic weighted average number of common shares outstanding during the period. Diluted earnings per share represents net earnings divided by diluted weighted average number of common shares outstanding, which includes the average dilutive effect of all potentially dilutive securities that are outstanding during the period. Our unvested restricted stock units and performance stock units are included in the number of shares outstanding for diluted earnings per share calculations, unless a net loss is reported, in which situation unvested stock awards are excluded from the number of shares outstanding for diluted earnings per share calculations. See "Note 13– *Stock-Based Compensation*" and "Note 15 – *Earnings Per Share*" for further details.

Stock-Based Compensation. Stock based compensation cost for equity-based awards is measured on the grant date based on the estimated fair value of the award at that date, and is recognized over the requisite service period, net of estimated forfeitures. Fair value of restricted stock awards, restricted stock units and performance stock units subject to a performance condition is based upon the quoted market price of the common stock on the date of grant. Fair value of performance stock units subject to a market condition is calculated using the Monte Carlo simulation model. Our stock-based compensation plans are described in more detail in "Note 13 – *Stock Based Compensation*".

Fair Value. We are required to disclose the estimated fair value of our financial instruments. The carrying value at December 31, 2024 and 2023 of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to their short-term nature. The carrying value of variable rate debt instruments approximate their fair value based on their relative terms and market rates.

Segment Reporting. We identify our reportable segments based on our management structure and the financial data utilized by the chief operating decision maker to assess segment performance and allocate resources among our operating units. We have two reportable segments: Fleet Vehicles and Services and Specialty Vehicles. More detailed information about our reportable segments can be found in "Note 16 – *Business Segments*".

Supplemental Disclosures of Cash Flow Information. Cash paid for interest was $8,011, $5,620 and $2,176 for 2024, 2023, and 2022. Cash paid for income taxes, net of refunds, was $5,071, $5,585 and $1,319 for 2024, 2023, and 2022. Non-cash investing included $1,151 of capital expenditures in 2024, $5,585 in 2023, and $2,489 in 2022. The Company has Chassis Pool Agreements, where it participates in a chassis converter pool that is a non-cash arrangement and is offsetting between current assets and current liabilities on the Company's Consolidated Balance Sheets. See "Note 12 – *Debt*" for further information about the Chassis Pool Agreements. On July 24, 2024, the Company acquired 100% of the outstanding membership interests of ITU Holdings, Inc. and its subsidiary Independent Truck Upfitters, LLC, which included non-cash consideration for 2024 of up to an additional $8,000 earn-out amount subject to meeting certain performance criteria within the first two years after the acquisition. In 2024, non-cash financing included $3,257 of taxes withheld associated with the vesting of stock incentive awards.

Recently Adopted Accounting Standards. In November 2023, the FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 is intended to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted ASU 2023-07 as of December 31, 2024 and applied the amendments retrospectively to all prior periods presented in the financial statements.

Recently issued accounting pronouncements not yet adopted. In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted. We are currently evaluating the provisions of this ASU.

THE SHYFT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 2 – ACQUISITION ACTIVITIES

On July 24, 2024, the Company acquired 100% of the outstanding membership interests of ITU Holdings, Inc. and its subsidiary Independent Truck Upfitters, LLC (collectively "ITU") for cash consideration of $50,889 and up to an additional $8,000 earn-out amount subject to meeting certain performance criteria within the first two years after the acquisition. ITU serves utility, construction, and fleet management companies with custom solutions, including bodies, crane packages, liftgates, and aftermarket accessories for commercial work trucks. Specializing in larger vehicles and complex service body upfitting, ITU enables Shyft to enter new markets and capture a greater share of higher class-sized products.

In December 2024, the Company received a partial payment for net working capital adjustment, resulting in a decrease in the cash consideration and to the purchase price of $1,000. The purchase price was funded with cash on hand and borrowings under our existing credit facility. We recorded pretax charges totaling $1,576 in 2024 for legal expenses and other transaction costs related to the acquisition, which were reported in Selling, general and administrative expense on the Condensed Consolidated Statements of Operations. ITU is part of our Specialty Vehicle segment.

The ITU acquisition was accounted for using the acquisition method of accounting with the purchase price allocated to the assets purchased and liabilities assumed based upon their estimated fair values at the date of acquisition. Identifiable intangible assets include customer relationships, backlog, trade names and trademarks, unpatented technology and non-competition agreements. The excess of the purchase price over the estimated fair values of the tangible and intangible assets acquired of $15,214 was recorded as goodwill, which is expected to be deductible for tax purposes.

In accordance with ASC 805, the allocation of the purchase price for the acquisition of ITU is preliminary and subject to adjustment during the measurement period, which may extend up to one year from the acquisition date. The initial allocation of assets acquired and liabilities assumed is based on preliminary estimates and assumptions, and as such, the values assigned to certain working capital balances, identifiable intangible assets, and contingent liabilities may be adjusted as additional information becomes available. These adjustments could result in changes to the amounts recognized in the consolidated financial statements, including potential adjustments to goodwill. The Company will continue to refine its estimates and assumptions as it obtains more information, and any adjustments identified during the measurement period will be recognized in the reporting period in which the adjustments are determined.

The preliminary purchase price was comprised of the following:

Preliminary purchase price:	
Cash paid	$49,889
Fair value of contingent consideration	4,300
Total preliminary purchase price	$54,189

The Company recorded a current and a non-current contingent consideration liability for the earn-out at a fair value of $2,680 and $1,620, respectively, as of December 31, 2024. The fair value was estimated using a Monte Carlo simulation to model the likelihood of achieving the agreed-upon performance criteria based on available information as of the acquisition date. The valuation methodology includes assumptions and judgments regarding the discount rate, estimated probability of achieving the performance criteria, and expected timing of payments.

As of December 31, 2024, the preliminary purchase price allocation to the fair value of assets acquired and liabilities assumed is as follows:

Fair value of identifiable assets and liabilities:

Cash and cash equivalents	$ 2,259
Accounts receivable	8,726
Contract assets	341
Inventory	10,711
Other current assets	13
Property, plant and equipment	5,525
Right of use assets-operating leases	33
Other assets	5
Intangible assets	18,650
Goodwill	15,214
Total assets acquired	61,477
Accounts payable	(6,395)
Contract liabilities	(17)
Operating lease liabilities	(6)
Other current liabilities and accrued expenses	(843)
Long-term operating lease liability	(27)
Total liabilities assumed	(7,288)
Total fair value allocation of preliminary purchase price	$54,189

Intangible assets totaling $18,650 have provisionally been assigned to customer relationships, backlog, trade names and trademarks, unpatented technology and non-competition agreements as a result of the acquisition and consist of the following (in thousands):

	Amount	Useful Life (in years)	Weighted Average Amortization Period (in years)
Customer relationships	$11,800	13	8.2
Backlog	1,600	1	0.1
Trade names and trademarks	1,600	6	0.5
Unpatented technology	3,400	10	1.8
Non-competition agreements	250	5	0.1
	$18,650		10.7

The Company amortizes the customer relationships utilizing an accelerated approach and amortizes backlog, trade names and trademarks, unpatented technology and non-competition agreement assets utilizing a straight-line approach. Amortization expense, as a part of Selling, general and administrative expense as presented on the Consolidated Statement of Operations, was $1,378 for 2024.

Goodwill consists of operational synergies that are expected to be realized in both the short and long-term and the opportunity to enter into new markets which will enable us to increase value to our customers and shareholders. Key areas of expected cost savings include an expanded dealer network, complementary product portfolios and manufacturing and supply chain work process improvements.

Due to its insignificant size relative to the Company, supplemental pro forma financial information of the combined entity for the prior reporting period is not provided.

THE SHYFT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 3 – REVENUE

Contract Assets and Liabilities

The tables below disclose changes in contract assets and liabilities as of the periods indicated.

	December 31, 2024	December 31, 2023
Contract Assets		
Contract assets, beginning of year	$ 50,305	$ 86,993
Reclassification of the beginning contract assets to receivables, as the result of rights to consideration becoming unconditional	(50,193)	(86,627)
Contract assets recognized, net of reclassification to receivables	40,784	49,939
Contract assets, end of year	$ 40,896	$ 50,305
Contract Liabilities		
Contract liabilities, beginning of year	$ 4,756	$ 5,255
Reclassification of the beginning contract liabilities to revenue, as the result of performance obligations satisfied	(4,602)	(5,182)
Cash received in advance and not recognized as revenue	3,399	4,683
Contract liabilities, end of year	$ 3,553	$ 4,756

The aggregate amount of the transaction price allocated to remaining performance obligations in existing contracts that are yet to be completed in the FVS and SV segments are $244,784 and $68,460, respectively, with substantially all revenue expected to be recognized within one year as of December 31, 2024.

For performance obligations that are satisfied over time, revenue is expected to be recognized over the time period to complete the contract. For performance obligations that are satisfied at a point in time, revenue is expected to be recognized when the customer obtains control of the product, which is generally upon shipment from our facility. No amounts have been excluded from the transaction prices above related to the guidance on constraining estimates of variable consideration.

In the following tables, revenue is disaggregated by primary geographical market and timing of revenue recognition for the years ended December 31, 2024, 2023, and 2022. The tables also include a reconciliation of the disaggregated revenue with the reportable segments.

	Year Ended December 31, 2024				
	FVS	SV	Total Reportable Segments	Eliminations and Other	Total
Primary geographical markets					
United States	$386,671	$346,979	$733,650	$4,095	$737,745
Other	47,522	909	48,431	—	48,431
Total sales	$434,193	$347,888	$782,081	$4,095	$786,176
Timing of revenue recognition					
Products transferred at a point in time	$ 66,855	$130,001	$196,856	$4,268	$201,124
Products and services transferred over time	367,338	217,887	585,225	(173)	585,052
Total sales	$434,193	$347,888	$782,081	$4,095	$786,176

(Dollar amounts in thousands, except per share data)

	Year Ended December 31, 2023				
	FVS	SV	Total Reportable Segments	Eliminations and Other	Total
Primary geographical markets					
United States	$517,116	$334,559	$851,675	$(4,183)	$847,492
Other	24,522	184	24,706	—	24,706
Total sales	$541,638	$334,743	$876,381	$(4,183)	$872,198
Timing of revenue recognition					
Products transferred at a point in time	$ 54,566	$147,766	$202,332	$ 467	$202,799
Products and services transferred over time	487,072	186,977	674,049	(4,650)	669,399
Total sales	$541,638	$334,743	$876,381	$(4,183)	$872,198

	Year Ended December 31, 2022				
	FVS	SV	Total Reportable Segments	Eliminations and Other	Total
Primary geographical markets					
United States	$639,441	$386,536	$1,025,977	$(6,483)	$1,019,494
Other	7,562	108	7,670	—	7,670
Total sales	$647,003	$386,644	$1,033,647	$(6,483)	$1,027,164
Timing of revenue recognition					
Products transferred at a point in time	$ 41,750	$208,645	$ 250,395	$ —	$ 250,395
Products and services transferred over time	605,253	177,999	783,252	(6,483)	776,769
Total sales	$647,003	$386,644	$1,033,647	$(6,483)	$1,027,164

NOTE 4 – INVENTORIES

Inventories are summarized as follows:

	December 31,	
	2024	2023
Finished goods	$ 7,654	$ 9,374
Work in process	3,304	2,543
Raw materials and purchased components	98,901	93,218
Total Inventories	$109,859	$105,135

NOTE 5 – GOODWILL AND INTANGIBLE ASSETS

Goodwill

We test goodwill for impairment at the reporting unit level on an annual basis as of October 1, or whenever an event or change in circumstances occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. See ‘‘Goodwill and Other Intangible Assets’’ within ‘‘Note 1 – *Nature of Operations and Basis of Presentation*’’ for a description of our accounting policies regarding goodwill and other intangible assets.

As of October 1, 2024, the most recent annual goodwill impairment assessment date, two reporting units were determined for goodwill impairment testing: Fleet Vehicles and Services and Specialty Vehicles. We performed a quantitative impairment test by comparing the fair value of each reporting unit with its carrying amount, including goodwill and concluded no risk of impairment for both reporting units.

As discussed in "Note 1 – *Nature of Operations and Basis of Presentation*" there are significant judgments inherent in our impairment assessments and discounted cash flow analyses. These discounted cash flow analyses are most sensitive to the WACC assumption.

The change in the carrying amount of goodwill for the year ended December 31, 2024 and 2023 were as follows (in thousands):

	FVS		SV		Total	
	December 31,		December 31,		December 31,	
	2024	2023	2024	2023	2024	2023
Goodwill, beginning of year	$15,323	$15,323	$33,557	$33,557	$48,880	$48,880
Acquisition and measurement period adjustments . . .	—	—	15,214	—	15,214	—
Goodwill, end of year	$15,323	$15,323	$48,771	$33,557	$64,094	$48,880

Other Intangible Assets

At December 31, 2024, we had other intangible assets, including customer and dealer relationships, non-compete agreements, trade names, trademarks, unpatented technology, patented technology. Certain non-compete agreements and certain other intangible assets are being amortized over their expected remaining useful lives based on the pattern of estimated after-tax operating income generated, or on a straight-line basis. Unpatented technology, patented technology and certain non-compete agreements are amortized utilizing a straight-line approach over the estimated useful lives. We amortize the customer relationships utilizing an accelerated approach over the estimated remaining life. The Royal, DuraMag, Magnum, Utilimaster and Strobes-R-Us trade names and trademarks are considered to have indefinite lives and are not amortized.

We evaluate the recoverability of our indefinite lived intangible assets, which, as of October 1, 2024, consisted of our Royal, DuraMag and Magnum trade names, by comparing the estimated fair value of the trade names with their carrying values. We estimate the fair value of our trade names based on estimates of future royalty payments that are avoided through our ownership of the trade name, discounted to their present value. In determining the estimated fair value of the trade names, we consider current and projected future levels of sales based on our plans for these trade name branded products, business trends, prospects and market and economic conditions. The fair value of our Royal, DuraMag and Magnum trade names exceeded their carrying values, and therefore do not result in an impairment. We qualitatively assessed Utilimaster and Strobes-R-Us trade names and trademarks and found no indicators of impairment.

The following table provides information regarding our other intangible assets:

	As of December 31, 2024			As of December 31, 2023		
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Customer relationships	$50,880	$18,240	$32,640	$39,080	$15,068	$24,012
Unpatented technology	3,940	403	3,537	540	195	345
Patented technology	2,200	1,444	756	2,200	1,169	1,031
Non-compete agreements	3,230	2,876	354	2,980	2,490	490
Trade Names	20,990	116	20,874	19,390	—	19,390
Backlog	1,600	697	903	—	—	—
	$82,840	$23,776	$59,064	$64,190	$18,922	$45,268

We recorded $4,855, $3,810, and $3,903 of intangible asset amortization expense, as a part of Selling, general and administrative expense as presented on the Consolidated Statement of Operations, during 2024, 2023 and 2022.

(Dollar amounts in thousands, except per share data)

The estimated remaining amortization associated with finite-lived intangible assets is expected to be expensed as follows:

	Amount
2025	5,538
2026	4,508
2027	4,513
2028	4,156
2029	3,865
Thereafter	17,094
Total	$39,674

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized by major classifications as follows:

	December 31,	
	2024	2023
Land and improvements	$ 14,007	$ 12,578
Buildings and improvements	57,539	53,789
Plant machinery and equipment	70,840	60,517
Furniture and fixtures	19,500	19,474
Vehicles	2,249	2,015
Construction in process	1,960	10,570
Subtotal	166,095	158,943
Less accumulated depreciation	(85,028)	(75,506)
Total property, plant and equipment, net	$ 81,067	$ 83,437

We recorded depreciation expense of $15,397, $13,143, and $10,871 during 2024, 2023, and 2022, respectively. There were no capitalized interest costs in 2024, 2023, or 2022.

NOTE 7 – LEASES

We have operating and finance leases for land, buildings and certain equipment. Our leases have remaining lease terms of one year to 15 years, some of which include options to extend the leases for up to 15 years. Our leases do not contain residual value guarantees. As of December 31, 2024 and 2023, assets recorded under finance leases were immaterial (See "Note 12 – *Debt*"). Lease expense totaled $12,277, $12,673 and $10,603 for the years ended December 31, 2024, 2023 and 2022, respectively.

Operating lease expenses are classified as cost of products sold and operating expenses on the Consolidated Statements of Operations. The components of lease expense were as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Operating leases	$10,921	$11,388	$10,302
Short-term leases(1)	1,356	1,285	301
Total lease expense	$12,277	$12,673	$10,603

(1) Includes expenses for month-to-month equipment leases, which are classified as short-term as the Company is not reasonably certain to renew the lease term beyond one month.

(Dollar amounts in thousands, except per share data)

The weighted average remaining lease term and weighted average discount rate were as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
Weighted average remaining lease term of operating leases (in years)	7.0	7.2
Weighted average discount rate of operating leases	3.3%	2.9%

Supplemental cash flow information related to leases was as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flow for operating leases	$11,632	$11,041	$ 9,500
Right of use assets obtained in exchange for lease obligations:			
Operating leases	$ 5,583	$ 7,025	$19,159
Finance leases	$ 444	$ 95	$ 304

Maturities of operating lease liabilities as of December 31, 2024 are as follows:

Years ending December 31:	
2025	10,924
2026	9,013
2027	6,323
2028	4,675
2029	4,087
Thereafter	13,204
Total lease payments	48,226
Less: imputed interest	(5,393)
Total lease liabilities	$42,833

NOTE 8 – TAXES ON INCOME

Income taxes consist of the following:

	Year Ended December 31,		
	2024	2023	2022
Taxes (benefit) on income	$566	$(5,768)	$7,368

Income tax expense (benefit) consists of the following:

	Year Ended December 31,		
	2024	2023	2022
Current (benefit):			
Federal	$ 5,471	$ (610)	$10,672
State	1,033	1,521	1,960
Foreign	307	231	175
Total current	6,811	1,142	12,807
Deferred (benefit):			
Federal	(5,764)	(5,828)	(4,976)
State	(481)	(1,082)	(463)
Total deferred	(6,245)	(6,910)	(5,439)
Total taxes (benefit) on income	$ 566	$(5,768)	$ 7,368

(Dollar amounts in thousands, except per share data)

Differences between the expected income tax expense derived from applying the federal statutory income tax rate to earnings before taxes on income and the actual tax expense (benefit) are as follows:

	Year Ended December 31,		
	2024	2023	2022
Federal income taxes at the statutory rate	$ (468)	$ 146	$ 9,224
State tax expense, net of federal income tax benefit	363	509	1,132
Increase (decrease) in income taxes resulting from:			
Non-deductible compensation	1,021	422	851
Stock based compensation	1,265	(82)	(819)
Foreign-derived intangible income deduction	(492)	(515)	—
EPA settlement	422	—	—
Unrecognized tax benefit adjustment	400	(2,234)	—
Federal research and development tax credit	(1,898)	(3,645)	(2,681)
Other	(47)	(369)	(339)
Total	$ 566	$(5,768)	$ 7,368

Temporary differences which give rise to deferred income tax assets (liabilities) are as follows:

	December 31,	
	2024	2023
Deferred income tax assets:		
Operating lease liability	$ 10,873	$ 11,783
Research and development costs	23,175	19,937
Warranty reserve	1,446	1,164
Inventory costs and reserves	5,400	5,784
Contract assets	3,848	5,181
Stock-based compensation	1,262	1,699
Net operating loss carry-forwards, net of federal income tax benefit	328	504
Compensation related accruals	973	916
Credit carry-forwards net of federal income tax benefit	1,894	1,752
Other	911	857
Total deferred income tax assets	$ 50,110	$ 49,577
Deferred income tax liabilities:		
Cost offset method	$ (5,726)	$ (8,304)
Right of use assets	(10,327)	(11,231)
Depreciation	(8,026)	(8,551)
Intangible assets	(965)	(2,709)
Prepaid expenses	(1,521)	(1,482)
Total deferred income tax liabilities	$(26,565)	$(32,277)
Net deferred tax asset	$ 23,545	$ 17,300

Based upon an assessment of the available positive and negative evidence at December 31, 2024 and 2023, the total deferred income tax assets are more likely than not to be realized based on the consideration of deferred tax liability reversals and projected future taxable income. Therefore, no valuation allowance was recorded at December 31, 2024 and 2023.

(Dollar amounts in thousands, except per share data)

At December 31, 2024 and 2023, we had state tax NOL carry-forwards of $415 and $638, respectively, which expire between years 2029-2043. At December 31, 2024 and 2023, we had state tax credit carry-forwards of $3,162 and $2,938, respectively, which expire between years 2026-2034.

A reconciliation of the change in the unrecognized tax benefits ("UTB") for the three years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Balance, beginning of year	$4,664	$ 5,748	$5,247
Increase (decrease) related to prior year tax positions	471	362	(139)
Increase related to current year tax positions	203	679	775
Settlement	—	—	(97)
Expiration of statute	(91)	(2,125)	(38)
Balance, end of year	$5,247	$ 4,664	$5,748

As of December 31, 2024, we had an ending UTB balance of $5,247 along with $1,117 of interest and penalties, for a total liability of $6,364, of which $5,759 is recorded as a non-current liability and $605 as a credit offsetting deferred tax assets. The change in interest and penalties amounted to an increase of $491 in 2024, a decrease of $63 in 2023, and an increase of $160 in 2022, which were reflected in Income tax expense within our Consolidated Statement of Operations.

At December 31, 2024, 2023 and 2022, we had total amounts of UTB that, if recognized, would impact our effective tax rate of $6,005, $4,933 and $5,463, respectively.

As of December 31, 2024, the U.S. federal statute of limitations for tax years 2020 and forward remains open. We also file tax returns in several states and those jurisdictions remain subject to audit in accordance with relevant state statutes. These audits can involve complex issues that may require an extended period of time to resolve and may cover multiple years.

We do not expect the total amount of UTB to significantly increase or decrease over the next twelve months.

NOTE 9 – TRANSACTIONS WITH MAJOR CUSTOMERS

Major customers are defined as those with sales greater than 10 percent of consolidated sales in a given year. No customer individually exceeded 10% of our consolidated sales for 2024 and 2023. Sales to customers that individually exceeded 10% of our consolidated sales for 2022 are as follows:

Year	Number of major customers	Combined percentage of consolidated sales	Segment
2022	2	25.4%	FVS and SV

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 2024, we and our subsidiaries were parties, both as plaintiff and defendant, to a number of lawsuits and claims arising out of the normal course of our businesses. In the opinion of management, our financial position, future operating results or cash flows will not be materially affected by the final outcome of these legal proceedings.

Warranty Related

We provide limited warranties against assembly/construction defects. These warranties generally provide for the replacement or repair of defective parts or workmanship for a specified period following the date of sale. The end users also may receive limited warranties from suppliers of components that are incorporated into our chassis and vehicles.

Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Infrequently, a material warranty issue can arise which is beyond the scope of our historical

(Dollar amounts in thousands, except per share data)

experience. We provide for any such warranty issues as they become known and are estimable. It is reasonably possible that additional warranty and other related claims could arise from disputes or other matters beyond the scope of our historical experience. An estimate of possible penalty or loss, if any, cannot be made at this time.

Changes in our warranty liability during the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Balance of accrued warranty, beginning of year	$ 7,231	$ 7,161
Accruals for warranties issued	3,590	5,882
Changes in liability for pre-existing warranties	1,260	(1,309)
Cash settlements	(4,488)	(4,503)
Acquisition	60	—
Balance of accrued warranty, end of year	$ 7,653	$ 7,231

Legal Proceedings Relating to Environmental Matters

As previously disclosed, in May 2020, the Company received an information request from the United States Environmental Protection Agency (''EPA'') requesting certain information regarding emissions labels on chassis, vocational vehicles, and vehicles that the Company manufactured or imported into the U.S. between January 1, 2017 to the date the Company received the request in May 2020. The Company responded to the EPA's request and furnished the requested materials in the third quarter of 2020.

On April 6, 2022, the Company received a Notice of Violation from the EPA alleging a failure to secure certain certifications on manufactured chassis and a failure to comply with recordkeeping and reporting requirements related to supplier-provided chassis.

On September 27, 2024, the Company received the final approval from the EPA to settle this matter for $2,000. We paid the settlement in full in October of 2024.

NOTE 11 – DEFINED CONTRIBUTION PLANS

We sponsor defined contribution retirement plans which cover all employees who meet length of service and minimum age requirements. Our matching contributions vest over five years and were $3,558, $3,631, and $3,291 in 2024, 2023, and 2022, respectively. These amounts are expensed as incurred.

NOTE 12 – DEBT

Short-term debt consists of the following:

	December 31, 2024	December 31, 2023
Chassis pool agreements	$37,032	$34,496
Total short-term debt	$37,032	$34,496

Chassis Pool Agreements

The Company obtains certain vehicle chassis for its walk-in vans, service bodies and specialty vehicles directly from the chassis manufacturers under converter pool agreements. Chassis are obtained from the manufacturers based on orders from customers, and in some cases, for unallocated orders. The agreements generally state that the manufacturer will provide a supply of chassis to be maintained at the Company's facilities with the condition that we will store such chassis and will not move, sell, or otherwise dispose of such chassis except under the terms of the agreement. In addition, the manufacturer typically retains the sole authority to authorize commencement of work on the chassis and to make certain other decisions with respect to the chassis including the terms and pricing of sales of the chassis to the manufacturer's dealers. The manufacturer also does not transfer the certificate of origin to the Company nor permit the Company to sell or transfer the chassis to anyone other than the manufacturer (for ultimate resale to a dealer).

(Dollar amounts in thousands, except per share data)

Although the Company is party to related finance agreements with manufacturers, the Company has not historically settled related obligations in cash, except as required under our credit agreement. Instead, the obligation is settled by the manufacturer upon reassignment of the chassis to an accepted dealer, and the dealer is invoiced for the chassis by the manufacturer. Accordingly, as of December 31, 2024 and December 31, 2023, the Company's outstanding chassis converter pool with manufacturers totaled $37,032 and $34,496, respectively, and the Company has included this financing agreement on the Company's Consolidated Balance Sheets within *Other receivables – chassis pool agreements and Short-term debt – chassis pool agreements*. Typically, chassis are converted and delivered to customers within 90 days of the receipt of the chassis by the Company. The chassis converter pool is a non-cash arrangement and is offsetting between current assets and current liabilities on the Company's Consolidated Balance Sheets.

Long-term debt consists of the following:

	December 31, 2024	December 31, 2023
Revolving credit facility	$95,000	$50,000
Finance lease obligations	458	329
Total debt	95,458	50,329
Less current portion of long-term debt	(235)	(185)
Total long-term debt	$95,223	$50,144

Revolving Credit Facility

On November 30, 2021, we entered into an Amended and Restated Credit Agreement (the "Credit Agreement") by and among us and certain of our subsidiaries as borrowers, Wells Fargo Bank, N.A., as administrative agent, and the lenders party thereto consisting of Wells Fargo, N.A., JPMorgan Chase Bank, N.A., PNC Bank, N.A. and Bank of America, N.A. (the "Lenders"). Certain of our other subsidiaries have executed guaranties guarantying the borrowers' obligations under the Credit Agreement.

On March 27, 2024, we entered into the Second Amendment to Amended and Restated Credit Agreement (the "Credit Agreement"). The Credit Agreement, among other things, (i) reduced the revolving credit commitments from $400,000 to $300,000, (ii) increased the applicable margin for term Secured Overnight Financing Rate ("SOFR") loans and base rate loans, (iii) adjusted the calculation of debt for purposes of determining the leverage ratio and (iv) temporarily increased the maximum leverage ratio through June 30, 2024.

Under the Credit Agreement, we may borrow up to $300,000 from the Lenders under a secured revolving credit facility which matures November 30, 2026. We may also request an increase in the facility of up to $200,000 in the aggregate, subject to customary conditions. The revolving credit facility is also available for the issuance of letters of credit of up to $20,000 and swing line loans of up to $10,000, subject to certain limitations and restrictions. The revolving credit facility carries an interest rate of either (i) the highest of prime rate, the federal funds effective rate from time to time plus 0.5%, or the one month adjusted SOFR including a credit spread adjustment plus 2.0%; or (ii) adjusted SOFR, in each case plus a margin based upon our ratio of debt to earnings from time to time. The applicable borrowing rate including the margin was 6.2% (or one-month SOFR including a credit spread adjustment plus 1.75%) at December 31, 2024. The revolving credit facility is secured by security interests in, and liens on, all assets of the borrowers and guarantors, other than real property and certain other excluded assets. At December 31, 2024 and December 31, 2023, we had outstanding letters of credit totaling $1,900 and $1,550, respectively, related to our workers' compensation insurance.

Under the terms of our Credit Agreement, available borrowings (exclusive of outstanding borrowings) totaled $77,950 and $83,243 at December 31, 2024 and December 31, 2023, respectively. The Credit Agreement requires us to maintain certain financial ratios and other financial covenants; prohibits us from incurring additional indebtedness;

limits certain acquisitions, investments, advances or loans; limits our ability to pay dividends in certain circumstances; and restricts substantial asset sales, all subject to certain exceptions and baskets. Our net leverage ratio limits available borrowings. At December 31, 2024 and December 31, 2023, we were in compliance with all covenants in our Credit Agreement.

NOTE 13 – STOCK BASED COMPENSATION

We have stock incentive plans covering certain employees and non-employee directors. Shares reserved for stock awards under these plans total 5,056,250. Total shares remaining available for stock incentive grants under these plans totaled 441,134 at December 31, 2024. We are currently authorized to grant new restricted stock, restricted stock units, performance stock units, stock options and stock appreciation rights under our Stock Incentive Plan of 2016.

Restricted Stock

We issue restricted stock, at no cash cost, to our key employees. Shares awarded entitle the shareholder to all rights of common stock ownership except that the shares are subject to the risk of forfeiture and may not be sold, transferred, pledged, exchanged or otherwise disposed of during the vesting period, which is three years. The unearned stock-based compensation related to restricted stock awards, using the market price on the date of grant, is being amortized to compensation expense over the applicable vesting periods.

We receive an excess tax benefit or liability during the period the restricted shares vest. The excess tax benefit (liability) is determined by the excess (shortfall) of the market price of the stock on date of vesting over (under) the grant date market price used to amortize the awards to compensation expense. As required, any excess tax benefits or liabilities are reported in the Consolidated Statements of Cash Flows as operating cash flows.

Restricted stock activity for the years ended December 31, 2024, 2023, and 2022, is as follows:

	Total Number of Non-vested Shares (000)	Weighted Average Grant Date Fair Value	Weighted Average Remaining Vesting Life (Years)
Non-vested shares outstanding at January 1, 2022	190	$21.81	1.0
Vested	(91)	17.62	
Forfeited	(28)	21.98	
Non-vested shares outstanding at December 31, 2022	71	27.14	0.6
Vested	(47)	22.28	
Forfeited	(4)	36.31	
Non-vested shares outstanding at December 31, 2023	20	36.72	0.3
Granted	636	11.74	
Vested	(297)	13.35	
Non-vested shares outstanding at December 31, 2024	359	$11.74	3.4

The weighted-average grant date fair value of non-vested shares granted was $11.74, none, and none for the years ended December 31, 2024, 2023 and 2022. During 2024, 2023 and 2022, we recorded compensation expense, net of cancellations, of $3,389, $790, and $1,189, related to restricted stock awards. The total income tax benefit related to restricted stock awards was $578, $196, and $275 for 2024, 2023 and 2022. For the years ended December 31, 2024, 2023, and 2022, restricted shares vested with a fair market value of $3,496, $1,049, and $1,591. As of December 31, 2024, we had unearned stock-based compensation of $4,214 associated with these restricted stock grants, which will be recognized over a weighted average of 3.4 years.

Performance Stock Units

During the year ended December 31, 2024, 2023, and 2022, we granted 342,334, 294,191, and 124,427 performance stock units ("PSUs"), respectively, to certain employees, which are earned over a three-year service period.

After completion of the performance period, the number of PSUs earned will be issued as shares of common stock. The aggregate number of shares of common stock that ultimately may be issued under PSUs where the performance period has not been completed can range from 0% to 200% of the target amount. The awards will generally be forfeited if a participant leaves the Company for reasons other than retirement, disability or death.

A dividend equivalent is calculated based on the actual number of units earned at the end of the performance period equal to the dividends that would have been payable on the earned units had they been held during the entire performance period as common stock. At the end of the performance period, the dividend equivalents are paid in the form of cash at the discretion of the Human Resources and Compensation Committee.

136,933, 89,804 and 49,769 of the PSUs granted in 2024, 2023, and 2022, respectively, are earned based on our three-year cumulative GAAP net income, subject to such adjustments as approved by the Company's Human Resources and Compensation Committee in its sole discretion ("Net Income PSUs"), which is a performance condition. The number of shares that may be earned under the Net Income PSUs and Exceptional Performance PSUs can range from 0% to 200% of the target amount. The Net Income PSUs and Exceptional Performance PSUs are expensed and recorded in Common stock on the Consolidated Balance Sheets over the performance period based on the probability that the performance conditions will be met. The expense recorded will be adjusted as the estimate of the total number of Net Income PSUs and Exceptional Performance PSUs that will ultimately be earned changes. The grant date fair value per unit is equal to the closing price of the Company's stock on the date of grant.

205,401, 204,387, and 74,658 of the PSUs granted in 2024, 2023, and 2022, respectively, are earned based on achievement of certain total shareholder return results relative to a comparison group of companies ("TSR PSUs"), which is a market condition. The number of shares that may be earned under the TSR PSUs can range from 0% to 200% of the target amount. The TSR PSUs are expensed and recorded in Common stock on the Consolidated Balance Sheets over the performance period.

The fair value of the TSR PSUs granted was calculated using the Monte Carlo simulation model which resulted in the weighted average grant date fair value for these TSR PSUs of $16.77, 24.35 and $43.41 per unit in 2024, 2023, and 2022, respectively.

The Monte Carlo simulation was computed using the following assumptions:

	Granted in 2024	Granted in 2023	Granted in 2022
Risk-free rate of return[1]	4.45%	4.15%	2.41%
Expected term (in years)	2.8	2.8	2.7
Estimated volatility[2]	54.5%	49.5%	55.6%

---

(1) Based on the U.S. government bond benchmark on the grant date.

(2) Represents the historical price volatility of the Company's common stock for the three-year period preceding the grant date.

The total PSU expense and associated tax benefit for all outstanding awards for the year ended December 31, 2024 was $1,054 and $193, respectively, for the year ended December 31, 2023 was $2,790 and $70, respectively, and for the year ended December 31, 2022 was $3,176 and $197, respectively.

The PSU activity for the years ended December 31, 2024, 2023, and 2022, is as follows:

	Total Number of Non-vested Shares (000)	Weighted-Average Grant Date Fair Value per Unit
Non-vested as of January 1, 2022	483	$19.33
Granted	124	40.49
Vested	(194)	11.82
Forfeited	(38)	28.27
Non-vested as of December 31, 2022	375	29.31

	Total Number of Non-vested Shares (000)	Weighted-Average Grant Date Fair Value per Unit
Granted	294	23.86
Vested	(187)	20.89
Forfeited	(39)	36.89
Non-vested as of December 31, 2023	443	30.99
Granted	342	15.03
Vested	(67)	47.84
Forfeited	(178)	24.15
Non-vested as of December 31, 2024	540	$18.06

As of December 31, 2024 there was $4,205 of remaining unrecognized compensation cost related to non-vested PSUs, which is expected to be recognized over a remaining weighted-average period of 1.6 years.

Restricted Stock Units

During the year ended December 31, 2024, 2023, and 2022, we awarded 552,644, 273,904, and 241,217 restricted stock units ("RSUs"), respectively, to certain employees and Board members. These RSUs generally vest ratably over three years after the date of grant for employees and vest one year after date of grant for Board members, at which time the units will be issued as unrestricted shares of common stock. RSUs are expensed and recorded in Common stock on the Consolidated Balance Sheets over the requisite service period based on the value of the underlying shares on the date of grant. Upon vesting, the dividend equivalents are paid in the form of cash at the discretion of the Human Resources and Compensation Committee.

The RSU expense and associated tax benefit for all outstanding awards for the year ended December 31, 2024 was $5,808 and $1,143, respectively, awards for the year ended December 31, 2023 was $4,254 and $742, respectively and, for the year ended December 31, 2022 was $3,253 and $668, respectively.

The RSU activity for the years ended December 31, 2024, 2023, and 2022, is as follows:

	Total Number of Non-vested Shares (000)	Weighted-Average Grant Date Fair Value per Unit
Non-vested as of January 1, 2022	201	$24.51
Granted	241	29.58
Vested	(105)	22.15
Forfeited	(30)	32.96
Non-vested as of December 31, 2022	307	28.38
Granted	274	19.38
Vested	(154)	25.53
Forfeited	(42)	28.47
Non-vested as of December 31, 2023	385	21.05
Granted	553	12.45
Vested	(309)	21.48
Forfeited	(103)	16.18
Non-vested as of December 31, 2024	526	$14.35

As of December 31, 2024 there was $5,311 of remaining unrecognized compensation cost related to non-vested RSUs, which is expected to be recognized over a weighted-average period of 1.8 years.

Employee Stock Purchase Plan

We instituted an employee stock purchase plan ("ESPP") beginning on October 1, 2011 whereby essentially all employees who meet certain service requirements can purchase our common stock on quarterly offering dates at 90% of the fair market value of the shares on the purchase date. A maximum of 750,000 shares are authorized for purchase. During the years ended December 31, 2024, 2023, and 2022, we received proceeds of $554, $393, and $434 for the purchase of approximately 51,000, 26,000, and 20,000 shares under the ESPP.

NOTE 14 – SHAREHOLDERS EQUITY

On February 17, 2022, we announced that our Board of Directors had authorized the repurchase of up to $250.0 million of our common stock. The repurchase authorization does not have an expiration date although we are currently restricted from repurchasing our common stock under the terms of the Merger Agreement.

The following table represents our purchases of our common stock during the year ended December 31, 2024 and 2023 under the share repurchase program.

Year Ended December 31,	Shares purchased (000)	Purchase value	Approximate Dollar Value of Shares That May Yet be Purchased Under Announced Plans or Programs
2024.	—	$ —	$223,019
2023.	1,022	$19,083	$223,019

NOTE 15 – EARNINGS PER SHARE

The table below reconciles basic weighted average common shares outstanding to diluted weighted average shares outstanding for 2024, 2023, and 2022 (in thousands). Basic earnings per share is based on the weighted average number of common shares outstanding during the period. Diluted earnings per share also include the dilutive effect of additional potential common shares issuable from stock-based awards and are determined using the treasury stock method. Basic earnings per share represents net earnings divided by basic weighted average number of common shares outstanding during the period. Diluted earnings per share represents net earnings divided by diluted weighted average number of common shares outstanding, which includes the average dilutive effect of all potentially dilutive securities that are outstanding during the period. Our unvested restricted stock units and performance stock units are included in the number of shares outstanding for diluted earnings per share calculations, unless a net loss is reported, in which situation unvested stock awards are excluded from the number of shares outstanding for diluted earnings per share calculations. For 2024, 1,066,405 shares of unvested stock awards were excluded from the number of shares outstanding for the diluted earnings per share calculation because they were antidilutive.

	Year Ended December 31,		
	2024	2023	2022
Basic weighted average common shares outstanding.	34,427	34,721	35,073
Plus dilutive effect of Restricted Stock Units and Performance Stock Units.	—	140	421
Diluted weighted average common shares outstanding	34,427	34,861	35,494

NOTE 16 – BUSINESS SEGMENTS

We identify our reportable segments based on our management structure and the financial data utilized by our chief operating decision maker, who is our President and Chief Executive Officer, to assess segment performance and allocate resources among our operating units. We have two reportable segments: Fleet Vehicles and Services and Specialty Vehicles.

The chief operating decision maker evaluates the performance of our reportable segments based on Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), which is defined as income before interest, income taxes, depreciation and amortization, as adjusted to eliminate the impact of restructuring charges, transaction related expenses and adjustments, non-cash stock-based compensation expenses, and other gains and losses not reflective of our ongoing operations.

THE SHYFT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

The chief operating decision maker uses Adjusted EBITDA to evaluate financial performance of the segments and to allocate resources in the budget and forecasting process. This allocation principally includes operating budgets, capital expenditures, product development, strategical acquisitions, and management of other financial, capital and human resources. Adjusted EBITDA is also used in monitoring actual versus budget and forecast results in order to assess segment performance and evaluate segment management.

Our FVS segment focuses on designing and manufacturing walk-in vans for parcel delivery, mobile retail, and trades and construction industries, the production of commercial truck bodies, and the distribution of related aftermarket parts and accessories.

Our SV segment consists of service bodies operations, operations that engineer and manufacture motorhome chassis, specialty upfit, other specialty chassis and distributes related aftermarket parts and assemblies. We also provide vocation-specific equipment upfit services, which are marketed and sold under the Strobes-R-Us brand.

The accounting policies of the segments are the same as those described, or referred to, in "Note 1 – *Nature of Operations and Basis of Presentation*". Assets and related depreciation expense in the row labeled "Eliminations and Other" pertain to capital assets maintained at the corporate level. Eliminations and other" includes eliminations for inter-segment sales and insignificant sales outside of reportable segments. Segment loss from operations in the "Eliminations and other" column contains corporate related expenses not allocable to the operating segments. Interest expense and Taxes on income are not included in the information utilized by the chief operating decision makers to assess segment performance and allocate resources, and accordingly, are excluded from the segment results presented below.

Sales to customers outside the United States were $48,431, $24,706, and $7,670 for the years ended December 31, 2024, 2023, and 2022, or 6.2%, 2.8%, and 0.7%, respectively, of sales for those years. Substantially all of our long-lived assets are located in the United States.

Sales and other financial information by business segment are as follows:

Year Ended December 31, 2024

	Segment		
	FVS	SV	Total
Fleet vehicles sales	$367,338	$ —	$367,338
Motorhome chassis sales	—	75,895	75,895
Other specialty vehicles sales	—	243,117	243,117
Aftermarket parts and accessories sales	66,855	28,876	95,731
Segment sales	$434,193	$347,888	782,081
Eliminations and other			4,095
Total consolidated sales			$786,176

	Segment		Eliminations and Other	Consolidated
	FVS	SV		
Depreciation and amortization expense	$ 7,157	$ 7,707	$ 5,388	$ 20,252
Segment assets	$201,544	$274,377	$92,827	$568,748
Capital expenditures	$ 1,843	$ 1,890	$ 5,490	$ 9,223

(Dollar amounts in thousands, except per share data)

The reconciliation of the significant segment expenses to Adjusted EBITDA by business segment is as follows:

Year Ended December 31, 2024

	Segment	
	FVS	SV
Sales	$ 434,193	$ 347,888
Cost of products sold	(374,014)	(245,662)
Research and development	(1,682)	(1,545)
Selling, general and administrative	(28,988)	(36,133)
Other segment items[1]	1,679	2,742
Adjusted EBITDA	$ 31,188	$ 67,290

[1] Other segment items include interest and other income, management fees, depreciation and amortization, restructuring and other related charges, non-cash stock-based compensation expense and loss from write-off of assets.

The reconciliation of total Segment Adjusted EBITDA to income (loss) before income taxes as follows:

Year Ended December 31, 2024

Total Segment Adjusted EBITDA	$ 98,478
Unallocated corporate expenses	(49,630)
Interest expense	(8,540)
Depreciation and amortization	(20,252)
Restructuring and other related charges	(1,324)
Transaction related expenses and adjustments	(10,154)
Non-cash stock-based compensation expense	(10,250)
Loss from write-off of assets	(147)
Legacy legal matters	(2,000)
CEO transition	(147)
Gains from insurance settlement	1,737
Income (loss) before income taxes	$ (2,229)

Year Ended December 31, 2023

	Segment		
	FVS	SV	Total
Fleet vehicles sales	$487,072	$ —	$487,072
Motorhome chassis sales	—	104,882	104,882
Other specialty vehicles sales	—	209,434	209,434
Aftermarket parts and accessories sales	54,566	20,427	74,993
Segment sales	$541,638	$334,743	876,381
Eliminations and other			(4,183)
Total consolidated sales			$872,198

	Segment		Eliminations and Other	Consolidated
	FVS	SV		
Depreciation and amortization expense	$ 6,552	$ 6,720	$ 3,681	$ 16,953
Segment assets	$241,546	$213,509	$74,994	$530,049
Capital expenditures	$ 5,065	$ 2,567	$17,844	$ 25,476

(Dollar amounts in thousands, except per share data)

The reconciliation of the significant segment expenses to Adjusted EBITDA by business segment is as follows:

Year Ended December 31, 2023

	Segment	
	FVS	SV
Sales	$ 541,638	$ 334,743
Cost of products sold	(482,899)	(241,429)
Research and development	(1,787)	(1,737)
Selling, general and administrative	(24,729)	(30,304)
Other segment items[1]	(1,897)	4,913
Adjusted EBITDA	$ 30,326	$ 66,186

1 Other segment items include interest and other income, management fees, depreciation and amortization, restructuring and other related charges, non-cash stock-based compensation expense and legacy legal related expenses.

The reconciliation of total Segment Adjusted EBITDA to income before income taxes as follows:

Year Ended December 31, 2023

Total Segment Adjusted EBITDA	$ 96,512
Unallocated corporate expenses	(56,544)
Net loss attributable to non-controlling interest	(32)
Interest expense	(6,527)
Depreciation and amortization	(16,953)
Restructuring and other related charges	(1,741)
Transaction related expenses and adjustments	(440)
Non-cash stock-based compensation expense	(7,834)
Loss from write-off of assets	(1,872)
Legacy legal matters	(956)
Non-recurring professional fees	(288)
CEO transition	(2,629)
Income before income taxes	$ 696

Year Ended December 31, 2022

	Segment		
	FVS	SV	Total
Fleet vehicles sales	$605,253	$ —	$ 605,253
Motorhome chassis sales	—	175,030	175,030
Other specialty vehicles sales	—	191,882	191,882
Aftermarket parts and accessories sales	41,750	19,732	61,482
Segment sales	$647,003	$386,644	1,033,647
Eliminations and other			(6,483)
Total consolidated sales			$1,027,164

(Dollar amounts in thousands, except per share data)

	Segment		Eliminations	
	FVS	SV	and Other	Consolidated
Depreciation and amortization expense	$ 4,555	$ 7,011	$ 3,208	$ 14,774
Segment assets	$308,357	$220,768	$51,356	$580,481
Capital expenditures	$ 13,381	$ 1,268	$ 6,893	$ 21,542

The reconciliation of the significant segment expenses to Adjusted EBITDA by business segment is as follows:

Year Ended December 31, 2022

	Segment	
	FVS	SV
Sales	$ 647,003	$ 386,644
Cost of products sold	(550,076)	(303,138)
Research and development	(3,310)	(1,596)
Selling, general and administrative	(22,810)	(31,040)
Other segment items[1]	(5,087)	3,544
Adjusted EBITDA	$ 65,719	$ 54,413

[1] Other segment items include interest and other income, management fees, depreciation and amortization, restructuring and other related charges and non-cash stock-based compensation expense.

The reconciliation of total Segment Adjusted EBITDA to income before income taxes as follows:

Year Ended December 31, 2022

Total Segment Adjusted EBITDA	$120,132
Unallocated corporate expenses	(49,339)
Interest expense	(2,833)
Depreciation and amortization	(14,774)
Restructuring and other related charges	(757)
Transaction related expenses and adjustments	(884)
Non-cash stock-based compensation expense	(7,619)
Income before income taxes	$ 43,926

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Management's Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), as of the end of the period covered by this Annual Report. Based on the evaluation of our disclosure controls and procedures as of December 31, 2024, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

The Company excluded Independent Truck Upfitters ("ITU") from our assessment of internal control over financial reporting as of December 31, 2024, because it was acquired by the Company in a business combination during 2024.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes during the Corporation's last fiscal quarter that materially affected, or are likely to materially affect, the Corporation's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

An effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error or overriding of controls, and therefore can provide only reasonable assurance with respect to reliable financial reporting. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect all misstatements, including the possibility of human error, the circumvention or overriding of controls, or fraud. Effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements.

Item 9B.   Other Information.

Rule 10b5-1 Trading Arrangements

During the quarter ended December 31, 2024, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408 of Regulation S-K).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers, and Corporate Governance.

Information regarding our executive officers is included in Part I of this Form 10-K under the heading "Information about our Executive Officers."

The Code of Ethics is available on the "Corporate Responsibility" portion of the Company's website under the "Policies and Charters" link. The Company's website address is www.theshyftgroup.com.

We have adopted insider trading policies and procedures applicable to our directors, officers, and employees, and have implemented processes for the Company, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the applicable stock exchange listing standards. A copy of our Insider Trading Policy is filed as Exhibit 19 to this Form 10-K.

The information required by this item (other than as set forth above) is incorporated by reference from our definitive proxy statement for the 2025 Annual Meeting of Shareholders.

Item 11.   Executive Compensation.

The information required by this item is incorporated by reference from our definitive proxy statement for the 2025 Annual Meeting of Shareholders.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item (other than as set forth below) is incorporated by reference from our definitive proxy statement for the 2025 Annual Meeting of Shareholders.

The following table provides information about our equity compensation plans regarding the number of securities to be issued under these plans upon the exercise of outstanding options, warrants and rights, the weighted-average exercise prices of options outstanding under these plans, and the number of securities available for future issuance as of December 31, 2024.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[4]
Equity compensation plans approved by security holders[1]	1,066,405	N/A[3]	394,778
Equity compensation plans not approved by security holders[2]	—	N/A	46,356
Total	1,066,405	N/A	441,134

---

(1)   Consists of the Stock Incentive Plan of 2016 (as amended and restated, the "Stock Incentive Plan"). See "Note 13 – *Stock-Based Compensation*" for more information regarding this plan.

(2)   Consists of The Shyft Group, Inc. Directors' Stock Purchase Plan. This plan provides that non-employee directors of the Company may elect to receive at least 25% and up to 100% of their "director's fees" in the form of the Company's common stock. The term "director's fees" means the amount of income payable to a non-employee director for his or her service as a director of the Company, including payments for attendance at meetings of the Company's Board of Directors or meetings of committees of the Board, and any retainer fee paid to such persons as members of the Board. A non-employee director who elects to receive Company common stock in lieu of some or all of his or her director's fees will, on or shortly after each "applicable date," receive a number of shares of common stock (rounded down to the nearest whole share) determined by dividing (1) the dollar amount of the director's fees payable to him or her on the applicable date that he or she has elected to receive in common stock by (2) the market value of common stock on the applicable date. The term "applicable date" means any date on which a director's fee is payable to the participant. 9,894 shares have been issued under this plan. All of the shares reflected in column (c) for this plan may be issued as described above other than upon the exercise of options, warrants or rights.

(3)   The number of shares reflected in column (a) in the table above represents shares issuable pursuant to outstanding PSUs and RSUs, for which there is no exercise price.

(4) Each of the plans reflected in the above table contains customary anti-dilution provisions that are applicable in the event of a stock split or certain other changes in the Company's capitalization. In addition, the Stock Incentive Plan provides that if a stock option is canceled, surrendered, modified, expires or is terminated during the term of the plan but before the exercise of the option, the shares subject to the option will be available for other awards under the plan. All of the shares reflected in column (c) for the Stock Incentive Plan may be issued other than upon the exercise of options, warrants or rights.

The numbers of shares reflected in column (c) in the table above with respect to the Stock Incentive Plan represent new shares that may be granted by the Company, and not shares issuable upon the exercise of an existing option, warrant or right.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference from our definitive proxy statement for the 2025 Annual Meeting of Shareholders.

Item 14.   Principal Accountant Fees and Services.

The information required by this item about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP [PCAOB ID No.34] is incorporated by reference from our definitive proxy statement for the 2025 Annual Meeting of Shareholders.

PART IV

Item 15. <u>Exhibits and Financial Statement Schedules.</u>

    Item 15(a)(1). <u>List of Financial Statements.</u>

The following consolidated financial statements of the Company and its subsidiaries, and reports of our registered independent public accounting firm, are filed as a part of this report under Item 8 - Financial Statements and Supplementary Data:

    Independent Registered Public Accounting Firm's Report on Consolidated Financial Statements and Internal Control over Financial Reporting – Year Ended December 31, 2024, 2023, and 2022

    Consolidated Balance Sheets – December 31, 2024 and December 31, 2023

    Consolidated Statements of Operations – Years Ended December 31, 2024, 2023, and 2022

    Consolidated Statements of Shareholders' Equity – Years Ended December 31, 2024, 2023, and 2022

    Consolidated Statements of Cash Flows – Years Ended December 31, 2024, 2023, and 2022

    Notes to Consolidated Financial Statements

    Item 15(a)(2). <u>Financial Statement Schedules.</u> **Attached as Appendix A.**

The following consolidated financial statement schedule of the Company and its subsidiaries is filed as part of this report:

    Schedule II-Valuation and Qualifying Accounts

All other financial statement schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

    Item 15(a)(3). <u>List of Exhibits.</u> **The following exhibits are filed as a part of this report:**

Exhibit Number	Document
2.1	Agreement and Plan of Merger, dated as of December 16, 2024, by and among The Shyft Group, Inc., Aebi Schmidt Holding AG, ASH US Group, LLC and Badger Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed December 20, 2024).**
3.1	The Shyft Group, Inc. Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Form 10-K filed March 25, 2021).
3.2	The Shyft Group, Inc. Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Form 10-K filed February 22, 2024).
4.1	Description of Common Stock (incorporated by reference to Exhibit 4.3 to the Form 10-K filed March 16, 2020).
10.1	The Shyft Group, Inc. Directors' Stock Purchase Plan (incorporated by reference to Exhibit 4.5 to the Form S-8 filed August 14, 2002).*
10.2	Form of Indemnification Agreement for directors and executive officers (incorporated by reference to Exhibit 10.2 to the Form 10-K filed February 24, 2022)*
10.3	The Shyft Group, Inc. Leadership Team Compensation Plan (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed August 5, 2015). *
10.4	The Shyft Group, Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed August 10, 2022).*

Exhibit Number	Document
10.5	Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.14 to the Form 10-K filed March 14, 2008).*
10.6	The Shyft Group, Inc. Stock Incentive Plan of 2016, as amended by the First Amendment to Stock Incentive Plan (incorporated by reference to Appendix B to the definitive proxy statement on Schedule 14A filed April 10, 2020).*
10.7	The Shyft Group, Inc. Stock Incentive Plan (Amended and Restated Effective May 17, 2023) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed May 18, 2023).*
10.8	Form of Performance Share Unit Agreement (incorporated by reference to Exhibit 10.15 to the Form 10-K filed March 25, 2021).*
10.9	Form of Restricted Stock Unit Agreement (employees) (incorporated by reference to Exhibit 10.16 to the Form 10-K filed March 25, 2021).*
10.10	Form of Restricted Stock Unit Agreement (non-employee directors) (incorporated by reference to Exhibit 10.10 to the Form 10-K filed February 24, 2022).*
10.11	Form of Performance Share Unit Agreement (2022 LTI) (incorporated by reference to Exhibit 10.8.1 to the Form 10-Q filed April 28, 2022).*
10.12	Form of Restricted Stock Unit Agreement (2022 LTI) (incorporated by reference to Exhibit 10.9.1 to the Form 10-Q filed April 28, 2022).*
10.13	Form of Restricted Stock Unit Agreement (2022 LTI) (non-employee directors) (incorporated by reference to Exhibit 10.9.1 to the Form 10-Q filed July 28, 2022).*
10.14	Employment Offer Letter dated July 22, 2014, from the Company to Daryl M. Adams (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed November 4, 2014).*
10.15	Employment Offer Letter dated January 21, 2020 from the Company to Jonathan C. Douyard (incorporated by reference to Exhibit 10.25 to the Form 10-K filed March 16, 2020).*
10.16	Amended and Restated Credit Agreement dated November 30, 2021, by and among the Company and certain of the Company's subsidiaries, as borrowers, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed December 1, 2021)
10.17	First Amendment to Amended and Restated Credit Agreement dated May 31, 2023 to Amended and Restated Credit Agreement dated November 30, 2021, by and among the Company and its affiliates, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed July 27, 2023).
10.18	Second Amendment, dated as of March 27, 2024, to the Amended and Restated Credit Agreement dated November 30, 2021, as amended, among the Company and its affiliates, Wells Fargo Bank, National Association, as administrative agent, and the lender parties thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on March 29, 2024)
10.19	Form of Performance Share Unit Agreement (2023 LTI) (incorporated by reference to Exhibit 10.8.2 to the Form 10-Q filed April 27, 2023).*

Exhibit Number	Document
10.20	Form of Restricted Stock Unit Agreement (2023 LTI) (incorporated by reference to Exhibit 10.9.2 to the Form 10-Q filed April 27, 2023).*
10.21	Letter Agreement dated April 26, 2023 between the Company and Todd A. Heavin (incorporated by reference to Exhibit 10.1 to the Form 8-K filed April 27, 2023).*
10.22	Employment Offer Letters dated December 6, 2022 and October 25, 2023 from the Company to John Dunn (incorporated by reference to Exhibit 10.23 to the Form 10-K filed February 22, 2024).*
10.23	Employment Offer Letter dated May 20, 2024 from the Company to Mr. Farmer (incorporated by reference to Exhibit 10.30 to the Form 10-Q filed July 25, 2024).*
10.24	Employment Offer Letter dated June 3, 2024 from the Company to Mr. Sherbin (incorporated by reference to Exhibit 10.31 to the Form 10-Q filed July 25, 2024).*
10.25	Employment Offer Letter dated June 2, 2020 from the Company to Colin Hindman (incorporated by reference to Exhibit 10.26 to the Form 10-K filed February 22, 2024).*
10.26	Transition and Separation Agreement dated June 7, 2023 with Daryl M. Adams (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed July 27, 2023).
10.27	Restricted Stock Unit Agreement dated as of September 1, 2023 (under The Shyft Group, Inc. Stock Incentive Plan (as amended and restated effective May 17, 2023)), between the Company and Paul Mascarenas (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed October 26, 2023).*
10.28	Performance Share Unit Agreement dated as of November 24, 2023 (under The Shyft Group, Inc. Stock Incentive Plan (as amended and restated effective May 17, 2023)) between the Company and John Dunn (incorporated by reference to Exhibit 10.29 to the Form 10-K filed February 22, 2024).*
10.29	Form of Performance Share Unit Agreement (2024 LTI) (incorporated by reference to Exhibit 10.8.3 to the Form 10-Q filed April 25, 2024).*
10.30	Form of Restricted Stock Unit Agreement (2024 LTI) (incorporated by reference to Exhibit 10.9.3 to the Form 10-Q filed April 25, 2024).*
10.31	Transition and Separation Agreement dated as of June 3, 2024 with Mr. Colin Hindman (incorporated by reference to Exhibit 10.32 to the Form 10-Q filed July 25, 2024*
10.32	Relationship Agreement, dated as of December 16, 2024, by and among Aebi Schmidt, PCS Holding AG and Peter Spuhler (incorporated by reference to Exhibit 10.1 to the Form 8-K filed December 20, 2024).
10.33	Relationship Agreement, dated as of December 16, 2024, by and among Aebi Schmidt and Gebuka AG (incorporated by reference to Exhibit 10.2 to the Form 8-K filed December 20, 2024).
10.34	Relationship Agreement, dated as of December 16, 2024, by and among Aebi Schmidt and Barend Fruithof (incorporated by reference to Exhibit 10.3 to the Form 8-K filed December 20, 2024).
10.35	Support Agreement, by and among The Shyft Group, Inc. and certain shareholders of Aebi Schmidt Holding AG (incorporated by reference to Exhibit 10.4 to the Form 8-K filed December 20, 2024).**
10.36	Employment Offer Letter dated December 22, 2024 from the Company to Scott Ocholik.*

Exhibit Number	Document
19	Insider Trading Policy
21	Subsidiaries of Registrant
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
31.2	Certification of Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
32	Certification pursuant to 18 U.S.C. § 1350.
97	Shyft Group Compensation Clawback Policy (incorporated by reference to Exhibit 97 to the Form 10-K filed February 22, 2024)
101.INS	Inline XBRL Instance Document (the Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

---

*   Management contract or compensatory plan or arrangement.

**   Exhibits, annexes and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Shyft hereby agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

The Company will furnish a copy of any exhibit listed above to any shareholder of the Company without charge upon written request to: Chief Financial Officer, The Shyft Group, Inc., 41280 Bridge Street, Novi, Michigan 48375.

Exhibit Number	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit 101)

Item 16.   Form 10-K Summary

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE SHYFT GROUP, INC.

February 20, 2025	By	/s/ Scott M. Ocholik
		Scott M. Ocholik
		Interim Chief Financial Officer and Vice President, Chief Accounting Officer and Corporate Controller (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

February 20, 2025	By	/s/ John Dunn
		John Dunn
		Director, President and Chief Executive Officer (Principal Executive Officer)
February 20, 2025	By	/s/ Scott M. Ocholik
		Scott M. Ocholik
		Interim Chief Financial Officer and Vice President, Chief Accounting Officer and Corporate Controller (Principal Financial Officer and Principal Accounting Officer)
February 20, 2025	By	/s/ James A. Sharman
		James A. Sharman, Director
February 20, 2025	By	/s/ Michael Dinkins
		Michael Dinkins, Director
February 20, 2025	By	/s/ Carl Esposito
		Carl Esposito, Director
February 20, 2025	By	/s/ Angela K. Freeman
		Angela K. Freeman, Director
February 20, 2025	By	/s/ Pamela L. Kermisch
		Pamela L. Kermisch, Director
February 20, 2025	By	/s/ Paul A. Mascarenas
		Paul A. Mascarenas, Director
February 20, 2025	By	/s/ Terri Pizzuto
		Terri Pizzuto, Director
February 20, 2025	By	/s/ Mark Rourke
		Mark Rourke, Director

APPENDIX A

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
THE SHYFT GROUP, INC. AND SUBSIDIARIES

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2024:					
Allowance for doubtful accounts	$276	$453	$-	$(196)	$533
Year ended December 31, 2023:					
Allowance for doubtful accounts	$246	$159	$-	$(129)	$276
Year ended December 31, 2022:					
Allowance for doubtful accounts	$187	$240	$-	$(181)	$246

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Board of Directors

James Sharman
Chair of the Board,
The Shyft Group, Inc.

John Dunn
President and Chief Executive Officer,
The Shyft Group, Inc.

Michael Dinkins
President and Chief Executive Officer,
Dinkins Financial

Carl Esposito
Senior Vice President and President,
IDEA by Lear

Angela Freeman
Chief Human Resources
and ESG Officer,
C.H. Robinson Worldwide, Inc.

Pamela Kermisch
Chief Customer Growth Officer,
Polaris Inc.

Paul Mascarenas
Former Chief Technical Officer
and Vice President of Research
and Advanced Engineering,
Ford Motor Company

Terri Pizzuto
Chief Financial Officer Emeritus,
Hub Group, Inc.

Mark Rourke
President and Chief Executive Officer,
Schneider National, Inc.

Executive Officers

John Dunn
President and Chief Executive Officer

Scott Ocholik
Interim Chief Financial Officer,
Chief Accounting Officer
and Corporate Controller

Joshua Sherbin
Chief Legal, Administrative
and Compliance Officer

Jacob Farmer
President,
Specialty Vehicles and
Fleet Vehicles and Services

Investor Relations Contact
This annual report, along
with a variety of other financial
materials, can be viewed at
www.theshyftgroup.com.

Additional inquiries can be
directed to Shyft Group
Investor Relations: 41280
Bridge Street, Novi, MI 48375.

(517) 543-6400

Stock Listing
NASDAQ Stock Exchange
Symbol: SHYF

Auditors
Deloitte & Touche LLP
1001 Woodward Ave
Suite 700
Detroit, MI 48226-1904

(313) 396-3000

Transfer Agent & Registrar
Inquiries regarding your
account share balance,
changes in registrations or
address, lost certificates,
dividend payments, and other
shareholder account matters
should be directed to:
Equiniti Trust Company, LLC
PO Box 500
Newark, NJ 07101

(800) 937-5449

Annual Meeting
The Shyft Group Annual Meeting of Shareholders will be held as a virtual meeting at 10:00 A.M. EDT on May 14, 2025. The
Company is making proxy materials available electronically as the primary means of furnishing proxy materials to shareholders,
who can participate in the meeting online at www.virtualshareholdersmeeting.com/SHYF2025 at the appointed date and time.


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THESHYFTGROUP.COM

NASDAQ: SHYF








